Form 43-101F1
Technical Report

Technical Report and Recommendations
2011 Reconnaissance Program, Lac Gayot Property, Québec

VIRGINIA MINES INC.
KGHM INTERNATIONAL LTD.
October 2012

Prepared by:

François Huot, Ph.D., P. Geo.
Senior Project Geologist
Virginia Mines Inc.

Pascal Simard, B.Sc., Jr. Eng.
Geological Engineer
Virginia Mines Inc.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES AND MAPS

LIST OF APPENDICES

ITEM 1 SUMMARY

Between 1998 and 2004, Virginia Mines conducted several campaigns of prospecting, detailed mapping, trenching and drilling over its 100%-owned Lac Gayot Property. These programs were efficient in establishing quite precisely the geological map of the Venus belt inside the limits of the property. In 2008, additional geological mapping and prospecting over selected sectors, as well as an on-site visit by Jon Hronsky (consultant with Western Mining Services Ltd.) resulted in a better understanding of the whole volcano-sedimentary belt and of the main ultramafic-hosted Ni-Cu-PGE showings. During winter 2009, 82 out of 101 drillholes were relogged and partially sampled where necessary.

The 2011 summer exploration work mainly focussed on the Nancy Dyke (west of Pantoufle showing), on the surroundings of Area 03 and on the northwestern extension of the volcano-sedimentary belt. Most of the work consisted in remapping these specific targets. A couple of days were also spent on testing a few unexplained AeroTEM anomalies using a small mechanical excavator. No new mineralized occurrence was found. The main objectives of the campaign were to better define the next drilling campaign planned for winter 2012 and reassess geological features of the Nancy Dyke both at depth and at surface. In its portion located inside the Favard Suite tonalite, this dyke, thought to be the main magmatic conduit of the ultramafic component of the belt, shows primary differentiation ranging from pyroxenite to peridotite. Spatially-associated gabbroic rocks, invading the tonalitic host-rock, may represent the most evolved lithology of this dyke.

Remapping of MIA showing and its surroundings revealed that felsic units interpreted as crystal-bearing tuffs, rhyolites and metasediments were intruded by narrow pyroxenitic sills that locally have peridotitic composition. The mineralized MIA pyroxenitic sill is only one of several similar tabular intrusions in the area.

The northwestern extension of the Venus belt includes a volcano-sedimentary sequence up to 400-metre thick with at least two extensive ultramafic sills. The northernmost is associated to a dunitic body probably as wide as 125 metres by 250 metres. Despite having a similar orientation than the Nancy Dyke, this sector truly represents the extension of the belt rather than a possible ultramafic (magnetic) feeder dyke.

An intensive drilling campaign is recommended on promising areas such as Nancy, Nancy-East, MIA, Gagnon, Gayot and L showings. Drilling in a closely-spaced pattern is one of the key elements for outlining Ni-Cu-PGE deposits. Considering that most of the known mineralized intervals are opened, it is also suggested to do follow-ups at greater depths. Also, it is strongly suggested to proceed to a high-temperature SQUID survey before any further drilling. Such survey should be conducted over the Nancy Dyke from its western part in the Favard Suite to the eastern Gagnon-MIA-Pantoufle area.

ITEM 2 INTRODUCTION

This report provides technical information relevant to the Lac Gayot Project and the status of the exploration program completed in June and July 2011. These activities were mainly focused on the Nancy Dyke west of Pantoufle showing, on the surroundings of Area 03 and on the northwestern extension of the volcano-sedimentary Venus belt.

The first author François Huot, Ph.D. in Marine Geosciences and senior project geologist, supervises operations done on the Lac Gayot project since January 2008. He has previously been involved in the 1998, 2003 and 2004 fieldwork campaigns on that property. Co-author Pascal Simard, B.Sc. in Geological Engineering, is involved in the project since 2011.

Opinions expressed by both authors for this report are mainly based on their personal field observations. Their comments also rely on previous reports written on this project and on any other documents from public domain sources as listed in the reference section.

ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Lac Gayot Property is located 115 kilometres north of the Fontanges airport operated by Hydro-Québec (Fig. 1) and 330 kilometres southwest of Kuujjuaq. It includes a total of 449 claims, among which 396 are located in the Venus Block and 53 in the Marilyn Block (Fig. 2). The list of claims is available in Appendix I.

The camp coordinates and maps covered by the project are:

Latitude:	55°33' 42'' N
Longitude:	71°09' 19'' W
NTS:	23 M/09, 10, 11
UTM:	NAD 27, Zone 19
Easting:	364 050 E
Northing:	6 159 200 N

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The access to the project area is by float or ski-equipped aircraft from the Mirage outfitting camp some 255 kilometres southwest of the camp or from the Air Saguenay-owned Lac Pau base 115 kilometres to the southeast. The Coulon camp, owned by Virginia, provides an easy access to the Lac Gayot camp too. All three sites are accessible by the Transtaiga gravel road among which Mirage and Coulon are accessible all-year round. Fontanges and Caniapiscau airports, accessible by the Transtaiga road, are the nearest facilities for aerial transportation from southern Québec.

In the surroundings of the Venus belt, the landscape is somewhat irregular with altitudes ranging from 420 to 570 metres. The highest elevations correspond to rocky, tundra-like plateaus located west and east of the volcano-sedimentary belt. The belt itself is mostly contained in an irregular valley extending in a NE-SW direction. The northeastern end of this valley extends into a circular topographic depression with a diameter of at least 6.5 kilometres in the centre of which is located a small hill. The drainage basin is limited to small lakes and rivers covering less than 15% of the property. Vegetation is typical of taiga with its open-spaced black spruce forests mainly occupying lower terrains whereas higher parts of the plateaus are quite similar to tundra.

ITEM 6 HISTORY

6.1. Property ownership

Since its early days, the Lac Gayot Property is 100%-owned by Virginia Mines (previously Virginia Gold Mines Inc.). Under the terms of an agreement dated on January 17th, 2000, Billiton Resources Canada Inc., a subsidiary of Billiton Plc., had concluded a CA$750,000 private placement (in Virginia Mines) at $1.00 per share by which Billiton was granted an exclusive right to exercise an option to gain a 50% interest in the Lac Gayot Property in return for CA$4.5 M in exploration work. Billiton had until November 30th, 2003, to fulfill its obligations. In June 2006, having previously met all its obligations, Billiton Resources Canada ceased back its 50% interest in the property to Virginia Mines.

Then in August 23rd, 2007, Virginia Mines and Breakwater Resources entered into an agreement in which that latter company had the option to earn a 50% interest in the property in exchange for CA$10 M in exploration work over a 9-year period and cash payments totalling CA$170,000. During spring 2010, financial difficulties forced Breakwater Resources to drop the earn-in options on the property.

On June 8th, 2011, Virginia Mines and Quadra FNX Mining Ltd. (now KGHM International Ltd.). signed an agreement in which the latter company has the sole and exclusive right to earn 50% beneficial interest in the property in exchange of CA$10 M in exploration work over a 9-year period and cash payments totalling CA$100,000.

6.2. Previous work

Table 1 summarises geological work realized in the project area over the last decades.

Table 1. Summary of previous work realized in the area of the Lac Gayot Project.

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1:1,000,000 by Stevenson.
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers.
Geological Survey of Canada (1980's)
- Aeromagnetic survey of the Ungava peninsula.
Geological Survey of Canada (1989 to 1992)
- Mapping of a transect of the Ungava peninsula by Percival and his teams; Identification of the Goudalie Domain and the Vizien greenstone belt.
Ministry of Natural Resources of Québec (1997)
- Geochemical survey of the lake sediments of the Ungava peninsula.
Ministry of Natural Resources of Québec (1998)
-Geological mapping of the NTS sheet 23M, at a scale of 1:250,000.
Virginia Gold Mines (1998)
- Reconnaissance mapping and prospecting on the Lac Gayot Property.
- Helicopter-borne EM-Mag survey by Sial Geosciences Inc.
Virginia Gold Mines-SOQUEM-Cambior JV (1998)
- Reconnaissance, mapping and prospecting of MEP's 19-11, 19-13a, 19-13b, 19-14 and 19-15, acquired based on results from the geochemical survey of the Ungava peninsula lake sediments.
Virginia Gold Mines, Cambior and/or SOQUEM (1999)
- Reconnaissance, mapping and prospecting of MEP's 1429, 1433 and 1437 (Project 23M).
Virginia Gold Mines (1999)
June
- Reconnaissance, mapping and prospecting on the Lac Gayot Property.

Fall

- Mapping at a scale of 1:5,000 of the NE and Main grids.

- Max-Min and ground magnetic surveys over the two grids.

- Diamond drill program of 15 holes over 10 setups totalling 1,037 m.

Virginia Gold Mines and Billiton (2000)

January to February

- 297.5 km of line cutting, 301 km of ground magnetic survey, 10.3 km of IP test and 154.2 km of TDEM survey.

March to April

- Diamond drill program of 21 holes over 20 setups totalling 3,086 m.

June to August

- Geological mapping of the entire 2000 grid at a scale of 1:5,000.

- Discovery of Western boulder field, and Nancy and De Champlain showings.

- Borehole Pulse EM (Geonix system) in holes GA00-01, 03b, 09, 10 and 20.

October

- Dynamite trenching and detailed geology over L and Gagnon areas.

- Discovery of MIA, Pantoufle and Gagnon-extension showings and massive sulphides at De Champlain showing.

November-December

- Diamond drill program of 16 holes over 12 setups totalling 1,530 m.

- Borehole Pulse EM (Geonix system) in holes GA00-11, 17, 22, 23b, 24 and 25b.

Virginia Gold Mines and BHP Billiton (2001)

February-March

- Diamond drill program of 18 holes over 12 setups totalling 2,187 m.

- Borehole Pulse EM (Crone system) in holes GA01-35, 38, 39, 40, 41, 42, 44 and 45.

June to August

- Trenching and geological mapping (132 trenches for a total of about 2,460 m).

October

- Helicopter-borne EM-Mag AeroTEM survey by Aeroquest Ltd, over Blocks A (MEP 1493), B (MEP 1495), C (MEP 1495) and test lines over the Nancy, Gayot, Gagnon and L Showings.

Virginia Gold Mines and BHP Billiton (2002)

February

- Snowmobile Beep Mat and blasting prospection over AeroTEM anomalies found on Blocks A (MEP 1493) and C (MEP 1495)

March-April

- Diamond drill program of 8 holes over 8 setups totalling 1,563 m (Nancy, Nancy-East, L and Gagnon areas)

- Borehole Pulse EM (Crone system) in holes GA02-51, 52, 53, 55, 56, 57 and 58.

- SiroTEM survey over L-De Champlain trend and Western Boulder Area. Two other surveys over Grid A and C on Blocks A (MEP 1493) and C (MEP 1495), respectively.

July

- Geological reconnaissance over the area of interest of the Lac Gayot Joint Venture; geological mapping and prospecting of Blocks A and C.

- Discovery of Pistolaté and Malorie showings (Block A).

Virginia Gold Mines and BHP Billiton (2003)

Winter

- Diamond drill program of 9 holes over 9 setups totalling 1,766 meters.

Summer

- Geological reconnaissance, prospecting, trenching and sampling on Block A, Area 03 North and Lac Gayot Extension.

- Shallow drilling (X-ray Boyles) on Block A.

Virginia Gold Mines and BHP Billiton (2004)

Winter

- Diamond drill program of 14 holes over 14 setups totalling 2,742 meters.

Virginia Mines (2007)

Spring

- InfiniTEM ground survey over selected areas in the southwestern portion of the main grid.

Virginia Mines and Breakwater Resources (2007)

Fall

- Heli-borne Colibri magnetic survey by NovaTEM over main grid and the western portion of Block A.

Virginia Mines and Breakwater Resources (2008)

Summer

-Reassessment and resampling of all known showings, with particular attention to mineralization styles and geological features related to mineralization.

Virginia Mines and Breakwater Resources (2009)

Winter

-Relogging of 82 drillholes out of a total of 101 (11,014 m out of 13,913 m) (Internal Report).

ITEM 7 GEOLOGICAL SETTING

7.1. Regional Geology

The Lac Gayot Property lies at the junction of three lithotectonic domains of the Superior Province, namely the Archean sub-provinces of La Grande, Ashuanipi and Minto. The La Grande sub-province and the Goudalie domain, which is part of the Minto sub-province, were considered by Gosselin and Simard (2000) as belonging to the same tectono-stratigraphic entity, the so-called "Goudalie - La Grande assemblage". Both contain several Archean volcano-sedimentary belts. However, Simard et al. (2008), in a compilation work of the northeastern Superior Province, do not refer to this informal assemblage anymore.

Several Archean greenstone belts of kilometric to deca-kilometric dimensions were also mapped in the 23M NTS sheet (Gosselin and Simard, 2000). All of them are grouped under the term "Gayot Complex". They are composed of basalts, felsic to intermediate tuffs, metasediments, iron formations, exhalites and common ultramafic lithologies (Chapdelaine, 2000a, Gosselin and Simard, 2000, Huot et al., 2003).

7.2. Geology of the Property

The project is mainly centered on the Venus volcano-sedimentary belt which is the largest one in the area stretching 30 kilometres long by up to 10 kilometres wide. It also includes portions of the Marilyn belt (the geological features of that belt are not described in this report because no work was done in the Marilyn area during summer 2011). Besides the Venus belt itself, the property is dominated by a large variety of intermediate to felsic intrusive rocks. According to Gosselin and Simard (2000), most of these rocks correspond to tonalite of the Favard Suite. Other felsic rocks, with compositions ranging from granodiorite to granite, are late intrusions belonging to the Maurel and Tramont suites.

Detailed mapping carried out in the Venus belt since the early days of the exploration program allowed to define its internal stratigraphy which, at least on a large scale, appears to be a homoclinal sequence facing towards the east and southeast. The geological map of the property is shown in figure 3. Gosselin and Simard (2000) and Lafrance (2001) conducted mapping on the belt too. On its northwestern side, the belt is bordered by gneissic tonalites of the Favard Suite with lesser amounts of gabbros and diorites. Minor remnants of metabasalts have been preserved in this intrusive assemblage suggesting that the Favard Suite intruded the lower part of the Venus belt. Radiometric ages support such a relationship since the Favard Suite has been dated between 2,766 and 2,740 Ma whereas felsic rocks in the Venus belt are as old as 2,880±2 Ma (Simard et al., 2008). Assuming this hypothesis is true, tonalites in the northwestern part of the property are not part of an Archean basement onto which the Gayot Complex would have formed, but may be considered as younger felsic intrusions injected into the lower volcano-sedimentary package.

In a broad sense, the Venus belt is divided in two lithostratigraphic sequences. The lower portion of the belt is dominated by a relatively thick intermediate to felsic volcano-sedimentary package including some detrital units and silicate- and sulphide-facies exhalites. The exhalative horizons seem to be restricted to upper portion of this lower sequence. That sequence is characterized by several extensive and relatively wide ultramafic sills and dykes known to host significant Ni-Cu-PGE mineralization. The lower assemblage is structurally juxtaposed to a thick upper sequence of spinifex komatiitic basalts interbedded with and overlain by basalts and their metamorphosed equivalents (amphibolites and mafic gneisses). A large oxide-facies iron formation, consisting in at least two distinct and folded horizons, is stratigraphically interlayered in the uppermost basaltic flows. Recent mapping confirmed that this magnetite-rich iron formation - with thicknesses ranging between 5 and 15 metres - is Archean in age rather than Proterozoic as suggested by Chapdelaine (2000a).

Huot et al. (2008) proposed that the upper and lower sequences may be juxtaposed along a thrust fault. Such a structural feature has yet to be observed on the field. That hypothesis was suggested due to the discrepancies in the magnetic signature between both sequences. Elliptical low magnetic zones in the southwestern part of the property may correspond to "dome-like" structures or tectonic windows. In such case, the whole lithological package would be folded despite being homoclinal at the scale of the property.

Early interpretations considered that all ultramafic rocks of the lower volcano-sedimentary package were emplaced as thick flows with the exception of the Nancy ultramafic unit thought to be a large feeder cutting across the "homoclinal" sequence. The 2007 NovaTEM airborne magnetic survey coupled with recent fieldwork allowed us to re-interpret the whole architecture of the ultramafic lithologies. There seems to be a sharp contrast in the mechanisms of emplacement of ultramafic rocks depending on their location with respect to the sulphide-bearing exhalative horizons. Southeast of the exhalites (upper sequence), we consider that ultramafic rocks were emplaced as komatiitic flows and that they are contemporaneous with high-magnesian basalts and common basalts. Such a setting is reminiscent of the Kambalda-style architecture. Stratigraphically below the exhalites, all ultramafic rocks appear to be intrusive, being either sills or dykes. Our interpretation is based on internal structures of such entities and their intrusive relationships with adjacent volcano-sedimentary horizons. The thick sills and dykes are fractionated with compositions varying from peridotite (rarely dunite) to gabbro. Locally, primary igneous textures are preserved, showing rare adcumulate (oAC) to augite and plagioclase cumulate (apgC) fractionation.

Refer to the technical reports and recommendations on the Lac Gayot Project which include geological mapping, trenching and drilling for details related to Ni-Cu-PGE or any other types of mineralization on the property (Chapdelaine, 1999, 2000a, 2000b, 2001a, 2001b; 2002a, 2002b; Chapdelaine and Archer, 2003; Huot et al., 2003, 2004, 2008; and Savard and Chapdelaine, 1999). Refer to Huot et al. (2008) for a more detailed description of the Venus belt. The document entitled "Légende générale de la carte géologique, édition revue et augmentée (MB-96-28)" by Sharma (1996) was used for nomenclature.

ITEM 8 DEPOSIT TYPES

The Lac Gayot Project is known for its Ni, Cu and PGE mineralizations associated to ultramafic sills and dykes and, very rarely, to komatiitic flows and surrounding rocks. In these types of deposits, ore may have magmatic, hydrothermal/metamorphic or tectonic origins (Barnes, 2006). In a broad sense, magmatic mineralization is typically found at the base of the ultramafic unit, trapped in channels, troughs and/or structural embayments (faults) and even as disseminations in larger bodies. Hydrothermal/metamorphic and tectonic mineralizations are commonly associated to magmatic ones but are found, respectively, in veins in the adjacent metasedimentary or volcanic footwall and in shear zones and fold hinges remobilized away from the host rocks.

Komatiite-associated orebodies are relatively small (a few million tons each) but they tend to form clusters which turn them into economic deposits. Moreover, they contain high nickel tenors that are commonly coupled with high contents in platinum-group elements and copper. Some of the best known examples to date are found in the Archean Yilgarn Craton of Western Australia and in the Proterozoic Raglan belt in northern Québec.

ITEM 9 EXPLORATION

The summer 2011 exploration work was mainly focussed on the Nancy Dyke, the vicinity of Area 03 and the northwestern extension of the Venus belt. A few other sectors of the property were mapped too. Most of the work consisted in remapping and sampling these specific targets. A couple of days were also spent on testing AeroTEM anomalies with a small excavator. The main objectives of this work were to help better define the next drilling campaign planned for winter 2012. Moreover, it allowed us to reassess the geological features of the Nancy Dyke both at depth and at surface.

The crew, entirely composed of Virginia Mines' employees, included François Huot (senior project geologist), Pascal Simard (junior geological engineer), Anne-Marie Beauchamp, Benoit Martin Tanguay and Ludovic Côté (students in geology and geological engineering), Alexandre Martel and Martin Gagnon (technicians), and Jason St-Amant (cook). An Astar 350 BA, operated by Héli-Inter, was used on a daily basis. The 2011 campaign took place from June 5th to July 5th. An on-site visit was organized on June 29th and 30th for John Everest and Bill Spicer (KGHM) and Paul Archer (Virginia Mines).

A total of 359 outcrops and 23 boulders were described (Figs. 4 to 7). We collected 128 samples from outcrops and 23 from boulders (Figs. 8 and 9). Channel sampling was realized on four different trenches for a total of 31 samples along a 31.5-metre length (Figs. 10 to 13). See Table 2 for a summary of anomalous Ni-Cu-PGE results and figures 14 and 15 for location of these samples.

Figure 10 shows channel sampling done on a trench located at the contact between ultramafic rocks and an exhalite containing semi-massive sulphides and graphite. Figure 11 shows the location of three samples taken in a trench testing the eastern limit of a magnetic feature between Nancy and Gagnon showings. Rocks correspond to unmineralized peridotite with about 33% MgO. Figure 12 shows channelling done in the magnetite-rich iron formation of the upper sequence adjacent to metabasalts. Grades returned 40.85% Fe over 6.25 m in the iron formation. Figure 13 shows location of samples taken in 2011 in trench GA-01-TR-16D dug in 2000. Gabbroic and pyroxenitic rocks in that trench located in Area 03 contain 1-2% disseminated sulphides that needed to be sampled. However, no anomalous metal values were obtained.

Rock samples collected during the 2011 summer program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val-d'Or. These included mineralized rocks as well as others which were barren but of interest for lithological controls. Samples were collected at the bedrock surface using a hammer and a rock saw. Their location was determined with a GPS instrument. Prior to being bagged, weathered crust of rock samples was removed to eliminate (or at least reduce) possible surface leaching of chemical elements.

All samples were placed in individual bags with their appropriate tag number and sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in both massive and disseminated sampled ores ensured that samples were of high quality and representative of the material or mineralization being sampled.

Refer to the appendices I to IV for the complete list of claims, description of outcrops and boulders and certificates of analyses.

Table 2. Anomalous Ni-Cu-PGE grab samples (summer 2011).

Sample	Easting	Northing	Cu_ppm	Ni_ppm	Au_ppb	Pt_ppb	Pd_ppb	Type	Comments
232503	363458	6161806	1555	76	3	18	3	Boulder	I4B; CL-AC; 3PO; near Nancy-East showing
232507	362500	6162211	1395	5200	35	157	542	Boulder	I4G; AC-CL-(ST)-(MG); 3PO, (CP)
232526	366431	6167963	<2	2540	<1	6	2	Boulder	I4I (I4M); ST-MG; (PO); NW of Area 03
232546	363457	6162435	1045	7110	8	270	645	Outcrop	I4G; AC-ST-MG-TM; 3PO-(CP); Pyrox showing
232549	371160	6163928	3030	6970	636	81	209	Boulder	S9E; PO-QZ-PY; 60PO-10PY; Baseline showing
232588	365364	6162319	1955	12500	16	238	894	Outcrop	I4G; AC-TM-CL-GP-MG; 2CP; Gagnon showing
232603	363849	6161070	928	5940	20	203	611	Outcrop	I4I; CL-TM-AC-ST; 5PO; South of Gayot showing
232618	363815	6162037	2160	13200	44	361	1390	Outcrop	I4B; AC-ST-MG; 5PO-4CP; Nancy-East showing
232619	365420	6162280	1915	75400	26	32	3450	Outcrop	SM$; PO-PT-(CP); AC-TM; Gagnon showing
232620	365417	6162281	204	1480	71	89	253	Outcrop	
232621	365393	6162310	780	6240	-1	298	457	Outcrop	
232623	362664	6162265	374	2010	60	54	184	Outcrop	I4I; ST-AC-(CL)-(MG); 1-2PO; Nancy Dyke
232982	365398	6162307	693	3450	2	50	254	Outcrop	Gagnon showing
232984	365400	6162301	5830	92600	3	1485	1800	Outcrop	
232985	365398	6162302	1530	13350	-1	110	733	Outcrop	
232989	365389	6162297	1380	7550	3	174	602	Outcrop	
232992	365379	6162299	967	4850	3	129	416	Outcrop	
232993	363527	6162587	669	4410	66	67	283	Outcrop	

Table 2 is a summary of the anomalous Ni-Cu-PGE grab samples of the summer campaign. Most of the samples were taken on already known showings and consist in a resampling of the mineralized zones. Sample 232507 was picked up from an angular olivine-bearing pyroxenite boulder that returned 0.52% Ni, 0.14% Cu and 0.70 g/t Pt-Pd. That boulder was found 380 metres west of a single and weak AeroTEM anomaly (Fig. 16). The location of the EM anomaly marks the transition between pyroxenite-rich (west) and peridotite-rich (east) lithologies along the Nancy Dyke. The nature of the boulder and its geographical position suggest that it may have been scraped off the Nancy Dyke by the glacier as it was moving towards the southwest.

ITEM 10 DRILLING

No drilling has been done on the property since winter 2004. See Huot et al. (2004) for last results.

ITEM 11 SAMPLING METHOD AND APPROACH

11.1. Sample security, storage and shipment

All samples were collected by Virginia Mines' employees. They were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at the camp site. They were not secured in locked facilities; this precaution deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then shipped by helicopter to Coulon Camp (another Virginia-owned facility) where they were loaded in a truck for transportation to ALS Chemex sample preparation facility in Val-d'Or. The bags remained sealed until they were opened by the ALS Chemex's staff.

11.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory to 70% passing 2 mm (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 g was split and pulverized to 85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference.

Samples were analyzed by the Gole, Au+Scan or Iron-Au package depending on the expected type of mineralization as deduced by the field geologists. The Gole package includes quantitative detection of Ag, Co, Cu, Ni, Au, Pt, Pd, S, SiO_2, Al_2O_3, Fe_2O_3, CaO, MgO, Na_2O, K2O, Cr_2O_3, TiO_2, MnO, P_2O_5, SrO, BaO and LOI. The Au+Scan package includes Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. The Iron-Au package includes Au, Al_2O_3, As, Ba, CaO, Cl, Co, Cr_2O_3, Cu, Fe, K_2O, MgO, Mn, Na_2O, Ni, P, Pb, S, SiO_2, Sn, Sr, TiO_2, V, Zn, Zr and LOI.

For the Gole package, the base metals of economic interest (Ni, Cu, Co) and Ag were determined using ALS Chemex Geochemical Procedure ME-AA61, a four-acid digestion followed by atomic absorption spectrometry (AAS). The upper limit for the base metals determined by this method is 1%. Samples showing higher values were re-assayed using a 0.4-g aliquot and an AAS finish. The precious metals Au, Pt and Pd were determined by ALS Chemex Geochemical Procedure PGM-ICP23, a 30-g fire assay followed by ICP-AES finish. Elements of more general and geochemical interest such as Si, Al, Fe, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba were determined using ALS Chemex Geochemical Procedure ME-XRF06, a lithium metaborate fusion followed by XRF. Total sulfur was determined using a Leco sulfur analyzer (Geochemical Procedure S-

IR08). The sample (0.5 to 5.0 g) is heated to approximately 1350°C in an induction furnace while passing a stream of oxygen through the sample. Sulfur dioxide released from the sample is measured by an IR detection system and the total sulfur result is provided.

For the Au+Scan package, all elements except Au were determined by ALS Chemex Geochemical Procedure ME-ICP-41, an aqua regia leach followed by ICP-AES. Gold was determined by ALS Chemex Geochemical Procedure Au-AA-23, a 30-g fire assay followed by AAS.

As for the Iron+Au package, gold was determined using the ALS Chemex Geochemical Procedure Au-AA23, a 30-g fire assay followed by AAS. Elements of more general and geochemical interest (Al, As, Ba, Ca, Cl, Cr ,Fe, K, Mg, Mn, Na, P, Si Sn, Sr, Ti, V Zn and Zr), base metals (Ni, Cu, Co, Pb) and precious metals (Pt, Pd) were all determined by ALS Chemex Geochemical procedure ME-XRF21u, a lithium borate fusion technique coupled with XRF. Loss on ignition was done at 1000°C.

ITEM 12 DATA VERIFICATION

Due to the relative grass-root nature of the exploration program, rigorous data verification procedures were not in place. The two authors were involved in collecting, recording, interpreting and presenting the data in this report and the accompanying maps. Data has been reviewed and checked by the authors and is believed to be accurate.

As part of their standard quality control, ALS Chemex introduced duplicate check samples and standards in the samples series. No sample was assayed at other laboratories. It is considered somewhat less important in grass-root projects which are generally characterized by small batches of unmineralized to weakly mineralized samples.

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCE ESTIMATES

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

Although no new showing was discovered during summer 2011, mapping completed in specific areas of the property revealed significant changes in the geological interpretation of the Venus volcano-sedimentary belt and its mineralized ultramafic units. Here is a list of new observations made during the last campaign:

1. In its portion located inside the Favard Suite tonalite, the Nancy Dyke shows an internal magmatic differentiation ranging from pyroxenite to peridotite with local orthocumulate textures. The ultramafic portion of the dyke ranges from 25 to 175-metre thick. Gabbro is common on both sides of the dyke and seems to invade the tonalitic host rock. Disseminated sulphides (mainly pyrrhotite) occur only locally, relatively near the transition between pyroxenite and peridotite where a single AeroTEM anomaly is located. Near its junction with the volcano-sedimentary belt, the Nancy Dyke is truncated along northeast-southwest fault zones more or less parallel to the stratigraphy.

2. The volcano-sedimentary sequence surrounding MIA showing has been carefully mapped. It appears that felsic units, interpreted as crystal-bearing tuffs, rhyolites and metasediments, have been intruded by pyroxenitic sills that only locally have a peridotitic composition. These ultramafic rocks are also associated to gabbros. No additional mineralization was discovered but the geological context similar to that at MIA showing may indicate that more sulphide-rich zones may be present. Complex folding is suggested both from field observations and the overall magnetic signature.

3. Peridotitic dykes, about 15 to 25-metre thick, were observed crosscutting spinifex flows southeast of Pantoufle showing. Such dykes may be the eastern continuity of the Nancy Dyke in the upper sequence of the stratigraphy.

4. The northwestern branch of the property was mapped and appears to represent the northwestern extension of the Venus volcano-sedimentary belt. This poorly-outcropping sector includes a volcano-sedimentary sequence up to 400 metres in thickness. At least two extensive ultramafic sills are present. The northern sill is associated to a dunitic body probably as wide as 125 metres by 250 metres. A weak and yet unexplained AeroTEM conductor is spatially associated to that dunitic body. The series of AeroTEM anomalies aligned into a northwestern direction is explained by the presence of an iron formation. The magnetic signature of this part of the property, oriented into a northwestern direction, is reminiscent of that of the Nancy Dyke inside the Favard Suite. However, both geological settings are very different. The former truly corresponds to the volcano-sedimentary belt whereas the latter is caused by a single magnetic ultramafic dyke.

5. The iron formation known in the uppermost part of the Venus belt was thought to be Proterozoic in age. However, this Algoma-type magnetite-rich formation, enclosed in metabasalts, dips steeply north such as all other lithologies in the region. We rather believe that this iron formation, occurring as at least two folded and closely-spaced horizons, has an Archean age. Channel sampling in the only trench done returned 40.85% Fe over 6.25 metres. That formation has an estimated thickness ranging between 5 and 15 metres and stretches over more than six kilometres.

ITEM 26 RECOMMENDATIONS

The last drilling campaign done on the property in 2004 turned out to be quite disappointing since no significant mineralized zone was intersected. However, since then, exploration work has progressed on the project. This includes the airborne Colibri and ground InfiniTEM geophysical surveys, two prospecting and mapping campaigns, relogging of 80% of the drillholes and overall reassessment of the database. New exploration targets have emerged.

An intensive drilling campaign is recommended in the most promising areas, namely Nancy, Nancy-East, Gagnon, MIA, Gayot and L. Closely-spaced drillholes are a key element in testing such type of mineralization. It is suggested to do a follow-up both laterally and at greater depth under these showings.

Before proceeding to additional drilling, it is strongly suggested to complete a new and more sensitive ground EM survey over localized areas. We feel confident that a high-temperature SQUID survey would be appropriate as this type of system has already proven to be effective in detecting ultramafic-hosted nickel mineralizations at Raglan mines. With this EM system, we could cover the Nancy Dyke between its western extension in the Favard Suite and the eastern Gagnon-MIA-Pantoufle area. New geophysical anomalies could then be drill-tested.

ITEM 27 REFERENCES

Barnes, S. J., 2006, Komatiite-hosted sulphide deposits: geology, geochemistry, and genesis. *In* Nickel deposits of the Yilgarn Craton: geology, geochemistry, and geophysics applied to exploration. *Edited by* Barnes, S.J. Special Publication Number 13, Society of Economic Geologists, pp. 51-97.

Chapdelaine, M., 1999. Projet Gayot, Rapport technique des travaux, été 1998. Mines d'Or Virginia, 7 p.

Chapdelaine, M., 2000a. Rapport des travaux d'automne 1999, Project Gayot. Mines d'Or Virginia, 13 p.

Chapdelaine, M., 2000b. Progress report on Summer and Fall 2000 Mapping and Geophysical Program, Project Gayot. Virginia Gold Mines, 26 p.

Chapdelaine, M., 2001a. Report on Summer 2001 Trenching and geological mapping program. Virginia Gold Mines, 28 p.

Chapdelaine, M., 2001b. Report on Fall 2000 Drilling and geophysical program. Virginia Gold Mines, 22 p.

Chapdelaine, M., 2002a. Report on Winter 2002 Drilling and Geophysical Program. Virginia Gold Mines, 26 p.

Chapdelaine, M., 2002b, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., and Archer, P., 2003, Technical Report and Recommendations, Winter 2003 Drilling Program, Gayot Project, Québec. Mines d'Or Virginia and BHP Billiton, 26 p.

Gosselin, C., and Simard, M., 2000, Géologie de la region du Lac Gayot (SNRC 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Huot, F., Chapdelaine, M. and Archer, P., 2003, Technical report and recommendations; Reconnaissance program, Gayot project, Québec. Mines d'Or Virginia and BHP Billiton, 24 p.

Huot, F., Chapdelaine, M. and Archer, P., 2004, Technical report and recommendations; Winter 2004 drilling program, Gayot project, Québec. Mines d'Or Virginia and BHP Billiton, 33 p.

Huot, F., Lafrance, I. and Chartrand, C., 2008. Technical Report and Recommendations 2008; Reconnaissance Program, Lac Gayot Property, Québec. Virginia Mines and Breakwater Resources, 24 p.

Lafrance, I., 2001, Caractérisation des minéralisations nickélifères associées aux komatiites de la Ceinture archéenne de Vénus, Nouveau-Québec. Mémoire de maîtrise, Université du Québec à Montréal, Montréal (Québec), 185 p.

Savard, M., et Chapdelaine, M., 1999. Projet Gayot, Rapport technique des travaux, été 1999. Mines d'Or Virginia, 6 p.

Simard, M., Labbé, J.Y., Maurice, C., Lacoste, P., Leclair, A., Boily, M., 2008, Synthèse du nord-est de la Province du Supérieur. Ministère des Ressouces naturelles, Québec. MM 2008-02, 196 p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, édition revue et augmentée (MB 96-28). Ministère des Ressources naturelles du Québec, 89 p.

DATE AND SIGNATURE PAGES

CERTIFICATE OF QUALIFICATIONS

I, *François Huot*, resident at 4174 rue D'Estrées, Québec, Qc, G2A 3P2, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a Ph.D. in Marine Geosciences from the Université de Bretagne Occidentale (Brest, France) in 2001, a M.Sc. in Earth Sciences from Laval University (Québec) in 1997, and a B.Sc. in Geology in 1994 from Laval University (Québec).
- I have been working as a mineral exploration geologist since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 502.
- I am a qualified person with respect to the Lac Gayot Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during summers 1998 and 2003, winter 2004 and more recently during summer 2008 and winter 2009.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an « independant qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Gayot Project in 1998, 2003-2004, and since January 2008.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of October 2012.

François Huot, Ph.D., P. Géo.

CERTIFICATE OF QUALIFICATIONS

I, *Pascal Simard*, resident at 1492, 4e Avenue, Québec, Qc, G1J 3B8, hereby certify that:

- I am presently a Junior Geological engineer with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological engineering from the Université du Québec à Chicoutimi in 2008.
- I have been working as a junior geological engineer in mineral exploration since June 2008.
- I am an active junior professional geological engineer presently registered to the board of the *Ordre des Ingénieurs du Québe*c, permit number 5002937.
- I am not a qualified person with respect to the Lac Gayot Project in accordance with section 5.1 of the National Instrument 43-101.
- I have worked on the property during summer 2011.
- In collaboration with the other author, I have worked on the database and maps of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Gayot Project since June 2011.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of October 2012.

Pascal Simard, Jr. eng.

ILLUSTRATIONS


UNGAVA TROUGH
60
Ungava Bay
NAIN
Hudson Bay
LABRADOR TROUGH
RAE
QUEBEC
LABRADOR
56
Lac Gayot Property
SUPERIEUR
James Bay
52
ONTARIO
GRENVILLE
Chibougamau
ABITIBI SUBPROVINCE
48
Rouyn-Noranda
Chicoutimi
Saint-Lawrence River
APPALACHES
Quebec
400 km
Montreal
SAINT-LAWRENCE BASSIN
44
78
72
66
60

Figure 1. Location of the Lac Gayot Property.


360000 mE
370000 mE
380000 mE
390000 mE
400000 mE
410000 mE
6180000 mN
6170000 mN
6160000 mN
6150000 mN
VENUS BLOCK
MARILYN BLOCK
Virginia Mines / KGHM International
Date 1/11/2011
Author: Pascal Simard
Office: Quebec City
Drawing:
Scale: 1:150000
Lac Gayot Project
Location of claims
Figure 2
Projection: UTM Zone 19 (NAD 27 for Canada)
0
1.25
2.5
5
kilometres


Pistolate Ouest
Pistolate Est
Malorie
De Champlain
Area 03
Baseline
Pyrox
MIA
Gagnon
Nancy
Pantoufle
Gayot
Nancy-Est
LITHOLOGIES MAPPED ON THE PROPERTY
VOLCANO-SEDIMENTARY ROCKS
Magnetite-rich Iron Formation
Mafic Metavolcanic Rock (Basalt, Andesite)
Pyroxenitic Komatiite with Associated Metabasalt (Includes Spinifex Texture)
Exhalite
Felsic Volcanic Rock (Dacite, Rhyolite)
Intermediate and Felsic Volcaniclastic Rock and metasediment
Genetically-Related
ROCKS RELATED TO THE ULTRAMAFIC SILLS
Diorite with Hornblende Porphyroblasts
Gabbro [13A]
Pyroxenite
Websterite
Peridotite
Dunite
Ni-Cu-PGE Massive Sulphides
Disseminated to Net-Textured Mineralisation in Ultramafics and other Associated Rocks
FELSIC INTRUSIVE ROCKS
Pegmatite
Tonalite
Tonalite (Mainly the Pavard Suite)
Virginia Mines / KGHM International
Lac Gayot Project
Geological map
Figure 3
0 500 1 000
metres


Virginia Mines / KGHM International
Lac Gayot Project
Location of outcrops
Figure 4



362000 mE
364000 mE
366000 mE
368000 mE
370000 mE
6164000 mN
6162000 mN
6160000 mN
N
W
E
S
GA2011PS-013
GA2011PS-063
GA2011PS-061
GA2011AMB-070
GA2011FH-032
GA2011AMB-071
GA2011PS-023
GA2011PS-021
GA2011FH-044
GA2011AMB-028
GA2011PS-019
GA2011PS-018
GA2011AMB-027
GA2011PS-022
GA2011FH-043
GA2011AMB-026
GA2011PS-017
GA2011FH-042
GA2011FH-041
GA2011PS-020
GA2011FH-039
GA2011FH-038
GA2011FH-045
GA2011FH-040
GA2011AMB-025
GA2011AMB-030
GA2011AMB-024
GA2011PS-016
GA2011AMB-029
GA2011AMB-022
GA2011AMB-023
GA2011FH-036
GA2011FH-037
GA2011PS-015
GA2011FH-035
GA2011PS-007
GA2011PS-006
GA2011AMB-021
GA2011FH-034
GA2011FH-033
GA2011PS-014
GA2011FH-026
GA2011AMB-013
GA2011AMB-012
GA2011AMB-014
GA2011FH-025
GA2011PS-005
GA2011AMB-015
GA2011PS-085
GA2011FH-023
GA2011FH-094
GA2011AMB-069
GA2011FH-093
GA2011FH-092
GA2011PS-060
GA2011AMB-068
GA2011PS-059
GA2011FH-091
GA2011FH-095
GA2011PS-062
GA2011FH-096
GA2011AMB-072
GA2011PS-012
GA2011AMB-020
GA2011AMB-019
GA2011PS-011
GA2011AMB-018
GA2011FH-031
GA2011PS-010
GA2011AMB-017
GA2011AMB-016
GA2011PS-008
GA2011FH-027
GA2011FH-028
GA2011FH-029
GA2011FH-030
GA2011PS-009
GA2011FH-024
GA2011FH-141
GA2011FH-123
GA2011FH-140
GA2011FH-125
GA2011FH-122
GA2011FH-126
GA2011FH-124
GA2011FH-142
GA2011FH-128
GA2011FH-129
GA2011FH-143
GA2011FH-127
GA2011FH-144
GA2011FH-130
GA2011FH-131
GA2011FH-132
Virginia Mines / KGHM International
Lac Gayot Project
Location of outcrops
MIA and Gagnon Areas
Figure 5


364000 mE
365000 mE
366000 mE
367000 mE
368000 mE
369000 mE
6163000 mN
6162000 mN
6161000 mN
6160000 mN
N
W
E
S
GA2011PS-089
GA2011AMB-073
GA2011FH-098
GA2011PS-090
GA2011FH-099
GA2011FH-097
GA2011AMB-074
GA2011AMB-094
GA2011FH-145
GA2011PS-066
GA2011PS-064
GA2011PS-072
GA2011FH-100
GA2011PS-065
GA2011AMB-075
GA2011PS-067
GA2011AMB-080
GA2011FH-101
GA2011FH-106
GA2011FH-102
GA2011AMB-076
GA2011FH-105
GA2011PS-069
GA2011PS-071
GA2011FH-103
GA2011AMB-079
GA2011PS-070
GA2011AMB-077
GA2011FH-104
GA2011AMB-078
Virginia Mines / KGHM International
Date:31/10/2011
Author: Pascal Simard
Office: Quebec City
Drawing:
Scale: 1:25000
Lac Gayot Project
Location of outcrops
Pantoufle area
Figure 6
Projection: UTM Zone 19 (NAD 27 for Canada)
0
250
500
1000
metres


360000 mE
365000 mE
370000 mE
375000 mE
380000 mE
6175000 mN
6170000 mN
6165000 mN
6160000 mN
6155000 mN
N
W
E
S
GA2011FH-077
GA2011FH-073
GA2011AMB-050
GA2011FH-076
GA2011AMB-051
GA2011FH-083
GA2011PS-058
GA2011AMB-067
GA2011PS-091
GA2011PS-092
GA2011FH-155
GA2011PS-086
GA2011FH-012
GA2011PS-097
GA2011PS-088
GA2011PS-002
GA2011PS-068
GA2011BMT-002
GA2011BMT-001
GA2011PS-001
GA2011FH-004
GA2011FH-003
GA2011FH-111
Virginia Mines / KGHM International
Lac Gayot Project
Location of boulders
Figure 7
Date:31/10/2011
Author: Pascal Simard
Office: Quebec City
Drawing
Scale: 1:50000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
1.5
3
kilometres


360000 mE
365000 mE
370000 mE
375000 mE
380000 mE
6175000 mN
6170000 mN
6165000 mN
6160000 mN
6155000 mN
N
E
S
W
Virginia Mines / KGHM International
Lac Gayot Project
Location of samples
Figure 8
Date: 1/11/2011
Author: Pascal Simard
Office: Quebec City
Drawing:
Scale: 1:50000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
1.5
3
kilometres


365360 mE
365380 mE
365400 mE
365420 mE
365440 mE
365460 mE
6162320 mN
6162300 mN
6162280 mN
6162260 mN
6162240 mN
N
W
E
S
232 621
232 982
232 985
232 984
232 992
232 986
232 987
232 989
232 983
232 988
232 620
232 619
232 990
232 991
Virginia Mines / KGHM International
Lac Gayot Project
Location of samples
Gagnon area
Figure 9
Date:1/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:500
Projection: UTM Zone 19 (NAD 27 for Canada)
0
5
10
20
metres



363765 mE
363767.5 mE
363770 mE
363772.5 mE
363775 mE
363777.5 mE
363780 mE
N
W
E
S
6160960 mN
6160957.5 mN
6160955 mN
6160952.5 mN
6160950 mN
6160947.5 mN
6160945 mN
6160942.5 mN
6160940 mN
232565
232564
232563
232562
232561
232560
232559
232558
232557
232556
232555
232554
LITHOLOGIES OF THE ARCHEAN VENUS BELT
VOLCANO-SEDIMENTARY ROCKS
Upper Sequence
Magnetite-rich Iron Formation [S9B]
Mafic Metavolcanic Rock (Basalt, Andesite) [V3B/V2J]
Pyroxenitic Komatiite with Associated Metabasalt (includes Spinifex Texture) [V4B/V3B]
Exhalite [S11/S9D/S9E]
Lower Sequence
Felsic Metasediment (Greywacke, Arenite, Wacke) [S1/S2/S3]
Felsic Volcanic Rock (Dacite, Rhyolite) [V1D/V1B]
Plagioclase-Phyric Felsic Volcanic Rock [V1-PG]
FELSIC INTRUSIVE ROCKS
Pegmatite [I1G]
Granodiorite [I1C]
Tonalite [I1D] (Mainly the Favard Suite)
ROCKS RELATED TO THE ULTRAMAFIC SILLS
Gabbro (minor diorite) [I3A/I2J]
Pyroxenite [I4B]
Websterite [I4G]
Peridotite [I4I]
Dunite [I4M]
Ni-Cu-PGE Massive Sulphides [M$]
Disseminated to Net-Textured Mineralisation in Ultramafics and other Associated Rocks [eg. I4I$]
Channel samples
Grab samples from 2001
Virginia Mines / KGHM International
Lac Gayot Project
Sketch of trench
GA-11TR-001
Figure 10
Date 1/12/2011
Author
Office: Quebec City
Drawing:
Scale: 1:100
Projection. UTM Zone 19 (NAD 27 for Canada)
0
1
2
4
metres


364615 mE
364620 mE
364625 mE
364630 mE
6162205 mN
6162200 mN
6162195 mN
6162190 mN
N
W
E
S
232593
232592
232591
LITHOLOGIES OF THE ARCHEAN VENUS BELT
VOLCANO-SEDIMENTARY ROCKS
Upper Sequence
Magnetite-rich Iron Formation [S9B]
Mafic Metavolcanic Rock (Basalt, Andesite) [V3B/V2J]
Pyroxenitic Komatiite with Associated Metabasalt (includes Spinifex Texture) [V4B/V3B]
Exhalite [S11/S9D/S9E]
Lower Sequence
Felsic Metasediment (Greywacke, Arenite, Wacke) [S1/S2/S3]
Felsic Volcanic Rock (Dacite, Rhyolite) [V1D/V1B]
Plagioclase-Phyric Felsic Volcanic Rock [V1-PG]
FELSIC INTRUSIVE ROCKS
Pegmatite [I1G]
Granodiorite [I1C]
Tonalite [I1D] (Mainly the Favard Suite)
ROCKS RELATED TO THE ULTRAMAFIC SILLS
Gabbro (minor diorite) [I3A/I2J]
Pyroxenite [I4B]
Websterite [I4G]
Peridotite [I4I]
Dunite [I4M]
Ni-Cu-PGE Massive Sulphides [M$]
Disseminated to Net-Textured Mineralisation in Ultramafics and other Associated Rocks [eg. I4I$]
Channel samples
Grab samples from 2001
Virginia Mines / KGHM International
Lac Gayot Project
Sketch of trench
GA-11-TR-002
Figure 11
Date: 1/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 27 for Canada)
0
1
2
4
metres


366340 mE
366350 mE
366360 mE
366370 mE
366380 mE
6159870 mN
6159860 mN
6159850 mN
6159840 mN
N
W
E
S
232598
232600
232597
232599
232652
232651
232653
232655
232654
232656
LITHOLOGIES OF THE ARCHEAN VENUS BELT
VOLCANO-SEDIMENTARY ROCKS
Upper Sequence
Magnetite-rich Iron Formation [S9B]
Mafic Metavolcanic Rock (Basalt, Andesite) [V3B/V2J]
Pyroxenitic Komatiite with Associated Metabasalt (includes Spinifex Texture) [V4B/V3B]
Exhalite [S11/S9D/S9E]
Lower Sequence
Felsic Metasediment (Greywacke, Arenite, Wacke) [S1/S2/S3]
Felsic Volcanic Rock (Dacite, Rhyolite) [V1D/V1B]
Plagioclase-Phyric Felsic Volcanic Rock [V1-PG]
FELSIC INTRUSIVE ROCKS
Pegmatite [I1G]
Granodiorite [I1C]
Tonalite [I1D] (Mainly the Favard Suite)
ROCKS RELATED TO THE ULTRAMAFIC SILLS
Gabbro (minor diorite) [I3A/I2J]
Pyroxenite [I4B]
Websterite [I4G]
Peridotite [I4I]
Dunite [I4M]
Ni-Cu-PGE Massive Sulphides [M$]
Disseminated to Net-Textured Mineralisation in Ultramafics and other Associated Rocks [eg. I4I$]
Channel samples
Grab samples from 2001
Virginia Mines / KGHM International
Lac Gayot Project
Sketch of trench
GA-11-TR-003
Figure 12
Date:1/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:200
Projection: UTM Zone 19 (NAD 27 for Canada)
0
2
4
8
metres


368480 mE
368490 mE
368500 mE
368510 mE
368520 mE
6166250 mN
6166240 mN
6166230 mN
6166220 mN
N
W
E
S
901474
232616
232615
232614
232613
901475
901476
901477
232612
232611
232610
232609
232608
901478
901479
901480
LITHOLOGIES OF THE ARCHEAN VENUS BELT
VOLCANO-SEDIMENTARY ROCKS
Upper Sequence
Magnetite-rich Iron Formation [S9B]
Mafic Metavolcanic Rock (Basalt, Andesite) [V3B/V2J]
Pyroxenitic Komatiite with Associated Metabasalt (includes Spinifex Texture) [V4B/V3B]
Exhalite [S11/S9D/S9E]
Lower Sequence
Felsic Metasediment (Greywacke, Arenite, Wacke) [S1/S2/S3]
Felsic Volcanic Rock (Dacite, Rhyolite) [V1D/V1B]
Plagioclase-Phyric Felsic Volcanic Rock [V1-PG]
FELSIC INTRUSIVE ROCKS
Pegmatite [I1G]
Granodiorite [I1C]
Tonalite [I1D] (Mainly the Favard Suite)
ROCKS RELATED TO THE ULTRAMAFIC SILLS
Gabbro (minor diorite) [I3A/I2J]
Pyroxenite [I4B]
Websterite [I4G]
Peridotite [I4I]
Dunite [I4M]
Ni-Cu-PGE Massive Sulphides [M$]
Disseminated to Net-Textured Mineralisation in Ultramafics and other Associated Rocks [eg. I4I$]
Channel samples
Grab samples from 2001
Virginia Mines / KGHM International
Lac Gayot Poject
Sketch of trench
GA-01-TR-16D
Figure 13
Date:1/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:200
Projection: UTM Zone 19 (NAD 27 for Canada)
0
2
4
8
metres



360000 mE
362500 mE
365000 mE
367500 mE
370000 mE
372500 mE
6170000 mN
6167500 mN
6165000 mN
6162500 mN
6160000 mN
6157500 mN
N
W
E
S
GA-2011-FH-077
2540 ppm Ni, -2ppm Cu,
6 ppb Pt, 2 ppb Pd
Area 03
De Champlain
L
GA-2011-FH-155
6970 ppm Ni, 3030 ppm Cu,
81 ppb Pt, 209 ppb Pd
Baseline
GA-2011-AMB-097
4410 ppm Ni, 669 ppm Cu,
67 ppb Pt, 283 ppb Pd
GA-2011-FH-152
7110 ppm Ni, 1045 ppm Cu,
270 ppb Pt, 645 ppb Pd
GA-2011-FH-013
2010 ppm Ni, 374 ppm Cu
54 ppb Pt, 184 ppb Pd
GA-2011-FH-012
5200 ppm Ni, 1395 ppm Cu,
157 ppb Pt, 542 ppb Pd
GA-2011-FH-003
76 ppm Ni, 1555 ppm Cu,
18 ppb Pt, 3 ppb Pd
Pyrox
Nancy
Nancy Est
MIA
Gagnon
Pantoufle
Gayot
GA-2011-FH-158
13200 ppm Ni, 2160 ppm Cu,
361 ppb Pt, 1390 ppb Pd
GA-2011-BMT-003
5940 ppm Ni, 928 ppm Cu,
203 ppb Pt, 611 ppb Pd
Ni > 2,500 ppm
Cu > 1000 ppm
Pt > 100 ppb
Pd > 100 ppb
Virginia Mines / KGHM International
Lac Gayot Project
Location of samples
with anomalous values
excluding the Gagnon area
Figure 14
Office: Quebec City
Scale: 1:25000
0
500
1000
metres


365000 mE
365200 mE
365400 mE
365600 mE
365800 mE
6162600 mN
6162400 mN
6162200 mN
N
W
E
S
MIA
12500 ppm Ni, 1955 ppm Cu, 238 ppb Pt, 894 ppb Pd
6240 ppm Ni, 780 ppm Cu, 298 ppb Pt, 457 ppb Pd
3450 ppm Ni, 693 ppm Cu, 50 ppb Pt, 254 ppb Pd
Gagnon
13350 ppm Ni, 1530 ppm Cu, 110 ppb Pt, 733 ppb Pd
4850 ppm Ni, 967 ppm Cu, 129 ppb Pt, 416 ppb Pd
92600 ppm Ni, 5830 ppm Cu, 1485 ppb Pt, 1800 ppb Pd
Pantoufle
7550 ppm Ni, 1380 ppm Cu, 174 ppb Pt, 602 ppb Pd
75400 ppm Ni, 1915 ppm Cu, 32 ppb Pt, 3450 ppb Pd
1480 ppm Ni, 204 ppm Cu, 89 ppb Pt, 253 ppb Pd
Ni > 2,500 ppm
Cu > 1000 ppm
Pt > 100 ppb
Pd > 100 ppb
Virginia Mines / KGHM International
Lac Gayot Project
Location of samples
Anomalous values in the Gagnon area
Figure 15
Date:2/11/2011
Author
Office: Quebec City
Drawing:
Scale: 1:2500
Projection: UTM Zone 19 (NAD 27 for Canada)
0
25
50
100
metres



362200 mE
362400 mE
362600 mE
362800 mE
363000 mE
363200 mE
6162600 mN
6162400 mN
6162200 mN
6162000 mN
6161800 mN
N
W
E
S
Nancy dyke
Boulder
0.52 % Ni,
0.14 % Cu,
0.70 g /t Pt-Pd
AeroTEM Anomaly 2003
Virginia Mines / KGHM International
Lac Gayot Project
Location of anomalous
boulder near the Nancy dyke
Figure 16
Date:5/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
50
100
200
metres

APPENDIX I: List of claims

CDC	NTS	Row	Column	Area (ha)
1103316	23 M/11	24	55	48.6
1103317	23 M/11	24	56	48.6
1103318	23 M/11	24	57	48.6
1103319	23 M/11	24	58	48.6
1103320	23 M/11	24	59	48.6
1103321	23 M/11	24	60	48.6
1103322	23 M/11	23	55	48.61
1103323	23 M/11	23	56	48.61
1103324	23 M/11	23	57	48.61
1103325	23 M/11	23	58	48.61
1103326	23 M/11	23	59	48.61
1103327	23 M/11	23	60	48.61
1105959	23 M/11	4	42	48.81
1105964	23 M/11	4	43	48.81
1105965	23 M/11	5	42	48.8
1105966	23 M/11	5	43	48.8
1105960	23 M/11	8	37	48.77
1105967	23 M/11	8	38	48.77
1105968	23 M/11	8	39	48.77
1105961	23 M/11	9	29	48.76
1105962	23 M/11	9	30	48.76
1105969	23 M/11	9	37	48.76
1105970	23 M/11	9	38	48.76
1105963	23 M/11	10	34	48.75
1105971	23 M/11	10	35	48.75
1105972	23 M/11	11	34	48.74
1105973	23 M/11	11	35	48.74
2053803	23 M/09	17	4	48.66
2053804	23 M/09	17	5	48.66
2053807	23 M/09	17	6	48.66
2053816	23 M/09	17	7	48.66
2053821	23 M/09	17	8	48.66
2053825	23 M/09	18	5	48.65
2053826	23 M/09	18	6	48.65
2053827	23 M/09	18	7	48.65
2053828	23 M/09	19	2	48.64
2053829	23 M/09	19	3	48.64
2053830	23 M/09	19	4	48.64
2053831	23 M/09	19	5	48.64

2053832	23 M/09	20	3	48.63
2053859	23 M/09	16	5	48.67
2053860	23 M/09	16	8	48.67
2053864	23 M/09	17	9	48.36
2053867	23 M/09	18	8	48.65
2053869	23 M/09	19	1	48.64
2053870	23 M/09	19	6	48.64
2053873	23 M/09	20	2	48.63
2053874	23 M/09	20	4	48.63
2124960	23 M/10	13	59	48.7
2124961	23 M/10	13	60	48.7
2124964	23 M/10	14	58	48.69
2124965	23 M/10	14	59	48.69
2124966	23 M/10	14	60	48.69
2124967	23 M/10	15	56	48.68
2124968	23 M/10	15	57	48.68
2124969	23 M/10	15	58	48.68
2124970	23 M/10	15	59	48.68
2124971	23 M/10	15	60	48.68
2124972	23 M/10	16	56	48.67
2124973	23 M/10	16	57	48.67
2124974	23 M/10	16	58	48.67
2124975	23 M/10	16	59	48.67
2124976	23 M/10	16	60	48.67
2124977	23 M/10	17	56	48.66
2124978	23 M/10	17	57	48.66
2124979	23 M/10	17	58	48.66
2124980	23 M/10	17	59	48.66
2124981	23 M/10	17	60	48.66
2124982	23 M/10	18	56	48.65
2124983	23 M/10	18	57	48.65
2124984	23 M/10	18	58	48.65
2124985	23 M/10	18	59	48.65
2125112	23 M/09	12	1	48.71
2125113	23 M/09	13	1	48.7
2125114	23 M/09	14	1	48.69
2125115	23 M/09	15	1	48.68
2125116	23 M/09	16	1	48.67
2125117	23 M/09	16	2	48.67
2125118	23 M/09	16	3	48.67
2125119	23 M/09	17	1	48.66

2123998	23 M/11	10	36	48.75
2123994	23 M/11	9	36	48.76
2123986	23 M/11	7	39	48.78
2123987	23 M/11	7	40	48.78
2123988	23 M/11	7	41	48.78
2123985	23 M/11	6	41	48.79
2123983	23 M/11	6	42	48.79
2123980	23 M/11	4	44	48.81
2123981	23 M/11	4	45	48.81
2123982	23 M/11	5	45	48.8
2123984	23 M/11	6	45	48.79
2123989	23 M/11	7	45	48.78
2123990	23 M/11	7	46	48.78
2123991	23 M/11	8	47	48.76
2123992	23 M/11	8	48	48.76
2123993	23 M/11	8	49	48.76
2123995	23 M/11	9	49	48.75
2123996	23 M/11	9	50	48.75
2123997	23 M/11	9	51	48.75
2124002	23 M/11	10	51	48.74
2124003	23 M/11	10	52	48.74
2124107	23 M/11	12	48	48.72
2123890	23 M/11	5	44	48.8
2123891	23 M/11	6	43	48.79
2123892	23 M/11	6	44	48.79
2123893	23 M/11	7	42	48.78
2123894	23 M/11	7	43	48.78
2123895	23 M/11	7	44	48.78
2123896	23 M/11	8	40	48.77
2123897	23 M/11	8	41	48.77
2123898	23 M/11	8	42	48.77
2123899	23 M/11	8	43	48.77
2123900	23 M/11	8	44	48.77
2123902	23 M/11	8	45	48.77
2123904	23 M/11	8	46	48.76
2123906	23 M/11	9	39	48.76
2123909	23 M/11	9	40	48.76
2123910	23 M/11	9	41	48.76
2123913	23 M/11	9	42	48.76
2123914	23 M/11	9	43	48.76
2123916	23 M/11	9	44	48.76

2123919	23 M/11	9	45	48.75
2123921	23 M/11	9	46	48.75
2123923	23 M/11	9	47	48.75
2123924	23 M/11	9	48	48.75
2123927	23 M/11	10	40	48.75
2123928	23 M/11	10	41	48.75
2123929	23 M/11	10	42	48.75
2123930	23 M/11	10	43	48.74
2123931	23 M/11	10	44	48.74
2123932	23 M/11	10	45	48.74
2123933	23 M/11	10	46	48.74
2123934	23 M/11	10	47	48.74
2123935	23 M/11	10	48	48.74
2123936	23 M/11	10	49	48.74
2123937	23 M/11	10	50	48.74
2123938	23 M/11	11	44	48.73
2123939	23 M/11	11	45	48.73
2123940	23 M/11	11	46	48.73
2123941	23 M/11	11	47	48.73
2123942	23 M/11	11	48	48.73
2123943	23 M/11	11	49	48.73
2123944	23 M/11	11	50	48.73
2123945	23 M/11	11	51	48.73
2123946	23 M/11	11	52	48.73
2123947	23 M/11	12	49	48.72
2123948	23 M/11	12	50	48.72
2123949	23 M/11	12	51	48.72
2123950	23 M/11	12	52	48.72
2123951	23 M/11	12	53	48.72
2123952	23 M/11	12	54	48.72
2123953	23 M/11	12	55	48.72
2123954	23 M/11	13	49	48.71
2123955	23 M/11	13	50	48.71
2123956	23 M/11	13	51	48.71
2123957	23 M/11	13	52	48.71
2123958	23 M/11	13	53	48.71
2123959	23 M/11	13	54	48.71
2123960	23 M/11	13	55	48.71
2123961	23 M/11	13	56	48.71
2123962	23 M/11	13	57	48.71
2123963	23 M/11	14	49	48.7

2123964	23 M/11	14	50	48.7
2123965	23 M/11	14	51	48.7
2123966	23 M/11	14	52	48.7
2123967	23 M/11	14	53	48.7
2123968	23 M/11	14	54	48.7
2123969	23 M/11	14	55	48.7
2123970	23 M/11	14	56	48.7
2123971	23 M/11	14	57	48.7
2123972	23 M/11	15	49	48.69
2123973	23 M/11	15	50	48.69
2123974	23 M/11	15	51	48.69
2123975	23 M/11	15	52	48.69
2123976	23 M/11	15	53	48.69
2123977	23 M/11	15	54	48.69
2123978	23 M/11	15	55	48.69
2123979	23 M/11	15	56	48.69
2123999	23 M/11	10	37	48.75
2124000	23 M/11	10	38	48.75
2124001	23 M/11	10	39	48.75
2124004	23 M/11	10	53	48.74
2124005	23 M/11	11	39	48.74
2124006	23 M/11	11	40	48.74
2124007	23 M/11	11	41	48.74
2124008	23 M/11	11	42	48.73
2124009	23 M/11	11	43	48.73
2124010	23 M/11	11	53	48.73
2124011	23 M/11	11	54	48.73
2124012	23 M/11	11	55	48.73
2124013	23 M/11	12	44	48.72
2124014	23 M/11	12	45	48.72
2124015	23 M/11	12	46	48.72
2124016	23 M/11	12	47	48.72
2124017	23 M/11	12	56	48.72
2124018	23 M/11	12	57	48.72
2124019	23 M/11	12	58	48.72
2124020	23 M/11	13	48	48.71
2124021	23 M/11	13	58	48.71
2124022	23 M/11	14	48	48.7
2124023	23 M/11	13	59	48.71
2124024	23 M/11	14	58	48.7
2124025	23 M/11	15	48	48.69

2124026	23 M/11	15	57	48.69
2124027	23 M/11	16	48	48.68
2124028	23 M/11	16	49	48.68
2124029	23 M/11	16	50	48.68
2124030	23 M/11	16	51	48.68
2124031	23 M/11	16	52	48.68
2124032	23 M/11	16	53	48.68
2124033	23 M/11	16	54	48.68
2124034	23 M/11	16	55	48.68
2124035	23 M/11	16	56	48.68
2124036	23 M/11	16	57	48.68
2135165	23 M/11	3	38	48.82
2135166	23 M/11	4	38	48.81
2135167	23 M/11	4	39	48.81
2135168	23 M/11	4	40	48.81
2135169	23 M/11	4	41	48.81
2135170	23 M/11	5	38	48.8
2135171	23 M/11	5	39	48.8
2135172	23 M/11	5	40	48.8
2135173	23 M/11	5	41	48.8
2135196	23 M/11	13	36	48.72
2135197	23 M/11	13	37	48.72
2135174	23 M/11	14	36	48.71
2135198	23 M/11	14	37	48.7
2135199	23 M/11	14	38	48.7
2155731	23 M/11	20	44	48.64
2155732	23 M/11	20	45	48.64
2155733	23 M/11	20	46	48.64
2155734	23 M/11	20	47	48.64
2155735	23 M/11	20	48	48.64
2155708	23 M/11	21	44	48.63
2155709	23 M/11	21	45	48.63
2155710	23 M/11	21	46	48.63
2155711	23 M/11	21	47	48.63
2155712	23 M/11	21	48	48.63
2155737	23 M/11	21	49	48.63
2155738	23 M/11	21	50	48.63
2155739	23 M/11	21	51	48.63
2155740	23 M/11	21	52	48.63
2155713	23 M/11	22	44	48.62
2155714	23 M/11	22	45	48.62

2155715	23 M/11	22	46	48.62
2155716	23 M/11	22	47	48.62
2155717	23 M/11	22	48	48.62
2155718	23 M/11	22	49	48.62
2155719	23 M/11	22	50	48.62
2155720	23 M/11	22	51	48.62
2155741	23 M/11	22	52	48.62
2155742	23 M/11	22	53	48.62
2155743	23 M/11	22	54	48.62
2155721	23 M/11	23	44	48.61
2155722	23 M/11	23	45	48.61
2155723	23 M/11	23	46	48.61
2155724	23 M/11	23	47	48.61
2155725	23 M/11	23	48	48.61
2155726	23 M/11	23	49	48.61
2155727	23 M/11	23	50	48.61
2155728	23 M/11	23	51	48.61
2155729	23 M/11	23	52	48.61
2155730	23 M/11	23	53	48.61
2155744	23 M/11	23	54	48.61
2170541	23 M/11	11	36	48.74
2170542	23 M/11	11	37	48.74
2170543	23 M/11	11	38	48.74
2170544	23 M/11	12	37	48.73
2170545	23 M/11	12	38	48.73
2170546	23 M/11	12	39	48.73
2170547	23 M/11	12	40	48.73
2170548	23 M/11	12	41	48.72
2170549	23 M/11	12	42	48.72
2170550	23 M/11	13	38	48.71
2170551	23 M/11	13	39	48.71
2170552	23 M/11	13	40	48.71
2170553	23 M/11	13	41	48.71
2170554	23 M/11	13	42	48.71
2170555	23 M/11	13	43	48.71
2170556	23 M/11	13	44	48.71
2170557	23 M/11	13	45	48.71
2170558	23 M/11	13	46	48.71
2170559	23 M/11	14	39	48.7
2170560	23 M/11	14	40	48.7
2170561	23 M/11	14	41	48.7

2170562	23 M/11	14	42	48.7
2170563	23 M/11	14	43	48.7
2170564	23 M/11	14	44	48.7
2170565	23 M/11	14	45	48.7
2170566	23 M/11	14	46	48.7
2170567	23 M/11	14	47	48.7
2170568	23 M/11	15	40	48.69
2170569	23 M/11	15	41	48.69
2170570	23 M/11	15	42	48.69
2170571	23 M/11	15	43	48.69
2170572	23 M/11	15	44	48.69
2170573	23 M/11	15	45	48.69
2170574	23 M/11	15	46	48.69
2170575	23 M/11	15	47	48.69
2170576	23 M/11	16	41	48.68
2170577	23 M/11	16	42	48.68
2170578	23 M/11	16	43	48.68
2170579	23 M/11	16	44	48.68
2170580	23 M/11	16	45	48.68
2170581	23 M/11	16	46	48.68
2170582	23 M/11	16	47	48.68
2170583	23 M/11	17	42	48.67
2170584	23 M/11	17	43	48.67
2170585	23 M/11	17	44	48.67
2170586	23 M/11	17	45	48.67
2170587	23 M/11	17	46	48.67
2170588	23 M/11	17	47	48.67
2170589	23 M/11	17	48	48.67
2170590	23 M/11	17	49	48.67
2170591	23 M/11	17	50	48.67
2170592	23 M/11	17	51	48.67
2170593	23 M/11	17	52	48.67
2170594	23 M/11	17	53	48.67
2170595	23 M/11	17	54	48.67
2170596	23 M/11	17	55	48.67
2170597	23 M/11	18	43	48.66
2170598	23 M/11	18	44	48.66
2170599	23 M/11	18	45	48.66
2170600	23 M/11	18	46	48.66
2170601	23 M/11	18	47	48.66
2170602	23 M/11	18	48	48.66

2170603	23 M/11	18	49	48.66
2170604	23 M/11	18	50	48.66
2170605	23 M/11	18	51	48.66
2170606	23 M/11	18	52	48.66
2170607	23 M/11	18	53	48.66
2170608	23 M/11	18	54	48.66
2170609	23 M/11	18	55	48.66
2170610	23 M/11	19	44	48.65
2170611	23 M/11	19	45	48.65
2170612	23 M/11	19	46	48.65
2170613	23 M/11	19	47	48.65
2170614	23 M/11	19	48	48.65
2170615	23 M/11	19	49	48.65
2170616	23 M/11	19	50	48.65
2170617	23 M/11	19	51	48.65
2170618	23 M/11	19	52	48.65
2170619	23 M/11	19	53	48.65
2170620	23 M/11	19	54	48.65
2170621	23 M/11	19	55	48.65
2170622	23 M/11	12	36	48.73
2170623	23 M/11	12	43	48.72
2170624	23 M/11	13	47	48.71
2170625	23 M/11	17	56	48.67
2170626	23 M/11	18	56	48.66
2170627	23 M/11	19	43	48.65
2170628	23 M/11	19	56	48.65
2170629	23 M/11	20	50	48.64
2170630	23 M/11	20	51	48.64
2170631	23 M/11	20	52	48.64
2170632	23 M/11	20	53	48.64
2170633	23 M/11	20	54	48.64
2170634	23 M/11	20	55	48.64
2170635	23 M/11	20	56	48.64
2187656	23 M/11	20	49	48.64
2198332	23 M/10	19	1	48.65
2198333	23 M/10	19	2	48.65
2198334	23 M/10	19	3	48.65
2198335	23 M/10	19	4	48.65
2198336	23 M/10	19	5	48.65
2198337	23 M/10	19	6	48.65
2198338	23 M/10	20	1	48.64

2198339	23 M/10	20	2	48.64
2198340	23 M/10	20	3	48.64
2198341	23 M/10	20	4	48.64
2198342	23 M/10	20	5	48.64
2198343	23 M/10	20	6	48.64
2198344	23 M/10	20	7	48.64
2198345	23 M/10	21	1	48.63
2198346	23 M/10	21	2	48.63
2198347	23 M/10	21	3	48.63
2198348	23 M/10	21	4	48.63
2198349	23 M/10	21	5	48.63
2198350	23 M/10	21	6	48.63
2198351	23 M/10	21	7	48.63
2198352	23 M/10	22	1	48.62
2198353	23 M/10	22	2	48.62
2198354	23 M/10	22	3	48.62
2198355	23 M/10	22	4	48.62
2198356	23 M/10	22	5	48.62
2198357	23 M/10	22	6	48.62
2198358	23 M/10	22	7	48.62
2198359	23 M/11	11	57	48.73
2198360	23 M/11	11	58	48.73
2198361	23 M/11	11	59	48.73
2198362	23 M/11	11	60	48.73
2198363	23 M/11	12	59	48.72
2198364	23 M/11	12	60	48.72
2198365	23 M/11	13	60	48.71
2198366	23 M/11	14	59	48.7
2198367	23 M/11	14	60	48.7
2198368	23 M/11	15	59	48.69
2198369	23 M/11	15	60	48.69
2198370	23 M/11	16	58	48.68
2198371	23 M/11	16	59	48.68
2198372	23 M/11	16	60	48.68
2198373	23 M/11	17	58	48.67
2198374	23 M/11	17	59	48.67
2198375	23 M/11	17	60	48.67
2198376	23 M/11	18	58	48.66
2198377	23 M/11	18	59	48.66
2198378	23 M/11	18	60	48.66
2198379	23 M/11	19	57	48.65

2198380	23 M/11	19	58	48.65
2198381	23 M/11	19	59	48.65
2198382	23 M/11	19	60	48.65
2198383	23 M/11	20	57	48.64
2198384	23 M/11	20	58	48.64
2198385	23 M/11	20	59	48.64
2198386	23 M/11	20	60	48.64
2198387	23 M/11	21	53	48.63
2198388	23 M/11	21	54	48.63
2198389	23 M/11	21	55	48.63
2198390	23 M/11	21	56	48.63
2198391	23 M/11	21	57	48.63
2198392	23 M/11	21	58	48.63
2198393	23 M/11	21	59	48.63
2198394	23 M/11	21	60	48.63
2198395	23 M/11	22	55	48.62
2198396	23 M/11	22	56	48.62
2198397	23 M/11	22	57	48.62
2198398	23 M/11	22	58	48.62
2198399	23 M/11	22	59	48.62
2198400	23 M/11	22	60	48.62
2198470	23 M/11	18	57	48.66
2198471	23 M/11	10	58	48.74
2198472	23 M/11	10	59	48.74
2198473	23 M/11	10	60	48.74
2198474	23 M/10	19	7	48.65
2203972	23 M/11	10	54	48.74
2203973	23 M/11	10	55	48.74
2203974	23 M/11	10	56	48.74
2203975	23 M/11	10	57	48.74
2203976	23 M/11	11	56	48.73
2203977	23 M/11	15	58	48.69
2203978	23 M/11	17	57	48.67
2203979	23 M/10	23	1	48.61
2203980	23 M/10	23	2	48.61
2203981	23 M/10	23	3	48.61
2203982	23 M/10	23	4	48.61
2203983	23 M/10	23	5	48.61
2203984	23 M/10	23	6	48.61
2203985	23 M/10	23	7	48.61
2308227	23 M/11	6	40	48.79

Appendix II: Description of outcrops

Outcrops	Easting	Northing	Map Lithol	Main Litho	Secondary Litho	Description	Texture Code	Texture Description	Mineral Code	Mineral Description	Alt Code	Mineralisation Code
GA2011AM-001	368537	6166469	I3A	I3A		Affleurement près d'une tranchée.	SC HJ ST		PG(85) QZ(5) BO(5) SR(3) OP(2)			
GA2011AMB-001	362498	6162382	I4G	I4G M16		La roche est magnétique (2000). Très verte.	HJ MA GM AE		AC(50) CL(49) OP(1)		CHL(5,3)	MG(1)
GA2011AMB-002	362469	6162373	I4G	I4G M16		Ressemble à l'affleurement AMB-001, magnétique (2100), très verte.	AE HJ MA GM		AC(50) CL(49) OP(1)		CHL(5,8)	MG(1)
GA2011AMB-003	362482	6162290	I1D	I1D		Roche mon altérée.	FO HJ GM AI		QZ(30) PG(63) BO(7)	Les MF sont dominés par la BO qui se trouve en amas de 1 mm à 5 mm alignée selon la foliation.		
GA2011AMB-004	362518	6162248	I1D	I1D		Quelques veines de QZ suivent la foliation. La roche a un aspect de dalmatien.	FO HJ AI	La BO est en amas millimétriques à 2 cm. Tous les feuillets sont alignés selon la foliation. Aspect "dalmatien".	QZ(30) PG(60) BO(10)			
GA2011AMB-005	362587	6162160	I3A	I3A			FO GM HJ MN	Tous les CX ont été rétrogradés en HB, localement mylonitique.	HB(35) PG(65)			PO(1)
GA2011AMB-006	362793	6162230	I4G	I4G M16		Roche magnétique, très verte et très chloritisée.	MA HJ GM		AC(49) CL(50) OP(1)		CHL(5,8)	MG(1)
GA2011AMB-007	362889	6162183	I4I	I4I		La roche est magnétique (5000 à 6000).	HJ GF MA CU		ST(50) TM(30) AC(19) OP(1)			MG(1)
GA2011FH-062	367463	6161675	V3B	V3B M8	I1F	Litho 2: Dyke d'aplite boudiné à grains fins de 30 cm de large maximum (rare quartz).	GF SC HJ		AC CL PG	80% AC-CL, 20% PG		
GA2011FH-063	367312	6161476	I4I	I4I		Fortement magnétique (<4500), unité ultramafique d'au moins 10 m d'épais.	GM MA HJ	GM (<3 mm)	ST TM AC OP			MG
GA2011FH-064	367393	6161181	V3B	V3B M8			GT GF HJ SC	GT à GF				
GA2011FH-065	367311	6161151	V3B	V3B		Patch de rouille (1 m2)	GF MA SC	De massif à légèrement schisteux, GF (1 mm)	AC PG EP CL			PY(3)
GA2011FH-066	367026	6160949	V3B	V3B M8			GF SC	GF (1 mm), légèrement schisteux	AC CL			

GA2011FH-067	366948	6160766	V3B	V3B M8			GF GM	GF-GM (<2 mm), légèrement schisteux	AC(50) PG(48) EP(2)		EPI(5,1)	PY(1)
GA2011FH-068	366798	6160423	V3B	V3B M8			GF HK SC	Légèrement schisteux				
GA2011FH-069	366633	6160298	V3B	V3B M8			SC GF					
GA2011FH-070	366604	6160164	V3B	V3B M8		La S9B se trouve à 10 m au SW est son pendage est identique à celui des V3B.	GF SC	Légèrement schisteux				
GA2011FH-071	366545	6160052	S9B	S9B		Magnétite semi-massive interlitée avec quartz et un peu de graphite. Épaisseur minimale d'environ 3 m. Il y aurait au moins 2 niveaux de S9B encaissés dans V3B.	HJ SA GT GF		OP(55) GP(1) QZ(44)			MG(55)
GA2011FH-072	366396	6159906	S9B	S9B		Riche en magnétite. Niveau de 5 m d'épaisseur (d'après la largeur du button recouvert de mousse).			OP(60) GP(1) QZ(39)			MG(60) PY(0.1)
GA2011FH-074	367379	6167996	I4G	I4G		Ancien affleurement #912931 (été 2003), pourrait être un gros bloc erratique, I4G/I4I, fortement magnétique, seul affleurement (?) dans le secteur.	GF HJ SC	GF (1 mm), légèrement schisteux.	AC TM ST OP	60% AC-TM, 40% ST-MG		MG
GA2011FH-075	367107	6167519	I3A	I3A		Affleurement plat dans un cours d'eau, litho 2: dyke I1D de 5-10 cm de large recoupant la foliation.	GF FO HJ MN	GF (1 mm), <1% de passages mylonitiques parallèles à la foliation	PG AC HB	50% PG, 50% AC-HB		
GA2011FH-005	363755	6161544	I3A	I3A		Moyennement magnétique	GM FO	GM (<3 mm), légèrement folié	PG(53) HB(20) AC(10) GR(8) CL(5) OP(2) CC(2)	AC et CL sur HB	CAR(1,10)	MG(2)
GA2011AMB-008	362927	6162173	I4I	I4I		Petites veinules de serpentine, magnétique (2500-3000)	HJ GF CU	Texture de cumulat magmatique (orthocumulat loosely packed)	ST(40) AC(40) TM(19) OP(1)			MG(1)
GA2011AMB-009	362988	6162153	I4I	I4I		La roche est magnétique (5500). L'affleurement est couvert sur 3% de sa surface de fractures cm remplies par la serpentine (lizardite ou antigorite).	GF HJ OU FA	La surface altérée est trouée ce qui suppose une texture de cumulat loosely-packed	ST(40) TM(20) AC(30) OP(10)			MG(10)

GA2011AMB-010	363118	6162129	I4I	I4I		Magnétique (5000)	HJ MA GF CU	Localement, il y a des textures de cumulats.	ST(55) AC(40) OP(5)			MG(5)
GA2011AMB-011	363278	6162008	I4G	I4G		Magnétique (4500). La I4G pourrait être une I4I.	GM HJ MA		AC(40) ST(35) TM(20) OP(5)			MG(1) PO(0.1)
GA2011AMB-012	365248	6162331	I4G	I4G		Magnétique.	GM HJ MA		AC(60) TM(39) OP(1)			MG(1)
GA2011AMB-013	365325	6162448	V1	V1		La roche pourrait avoir une origine volcanique ou sédimentaire. La roche est très leucocrate et non magnétique. Il y a quelques endroits rouillés sur la surface de l'affleurement.	LX GF HJ FO	Légère foliation.	PG(75) QZ(20) BO(5)			
GA2011AMB-014	365375	6162497	I4B	I4B M16	V1	Non magnétique.	GM HK SC	L'affleurement est assez hétérogène. On observe un contact diffus entre la pyroxénite et la lave ou sédiments felsiques. Le liquide leucocrate se trouve coincé et démembré (en lambeaux) dans la I4B.	AC(70) CL(29) OP(1)			PO(1)
GA2011AMB-015	365383	6162494	S2	S2		Non magnétique. Il s'agit d'une lave ou d'un sédiment felsique. Trois zones rouillées de 2 à 10 cm.	GT AP HK		PG(80) QZ(17) MF(2) OP(1)			PO(1)
GA2011AMB-016	365576	6162563	V1D	V1D		Non magnétique. Très leucocrate (moins de 1% de MF). Présence de plaquage et de veines de QZ.	GT LX HJ TX		PG(84) QZ(10) MV(5) BO(1)	Quelques porphyroclastes de QZ et PG (1 à 5 mm).	SIL(10,1)	
GA2011AMB-017	365659	6162611	I4G	I4G M16		Magnétique. Roche cisaillée à proximité d'une faille. Par endroit, la roche est très chloritisée.	CS GF HJ		AC(70) CL(20) TM(8) OP(2)		CHL(5,10)	MG(2) PO(0.1)
GA2011AMB-018	365633	6162674	I3A	I3A		Non magnétique. Contact franc entre I3A bien folié et une roche felsique leucocrate à phénocristaux de quartz et plagioclase.	FO HJ GM		HB(20) AC(20) PG(60)			
GA2011AMB-019	365531	6162684	I4B	I4B M16		À proximité d'une zone de faille où il y a un cisaillement de 10-20 m de large. Affleurement de 15 m par 1 m très cisaillé, non magnétique.	GM HJ ZS		AC(80) TM(15) CL(5)		CHL(1,10)	

GA2011AMB-020	365538	6162717	I4G	I4G		La roche pourrait être I4I.	ZS HJ AE GF GM		TM(50) ST(30) AC(19) OP(1)			MG(1)
GA2011AMB-021	365181	6162438	I4B	I4B M16		Non magnétique, injections felsiques dans I4B qui sont démembrées et discontinues (épaisseur de 1 mm à 6 cm).	GM HJ FO		TM(15) AC(75) CL(10)			
GA2011AMB-022	365136	6162510	I4G	I4G M16		Roche magnétique, quelques injections felsiques riches en PG recoupant la I4G.	GM FO HJ		TM(47) AC(30) CL(20) OP(3)	Il doit certainement y avoir de la serpentine.		MG(1)
GA2011AMB-023	365132	6162501	I4G	I4G M16	V1D	Roche magnétique, la V1D pourrait être une roche sédimentaire felsique leucocrate.			TM(50) AC(20) CL(29) OP(1)	Il doit y avoir de la serpentine.		MG(1)
GA2011AMB-024	365132	6162578	S2	S2		Non magnétique, peut-être volcanique.	GT LX AP HJ SA	Quelques porphyroclastes de QZ et PG et porphyroblastes de GR.	PG(55) QZ(15) CL(8) GR(1) MV(20) BO(1)			
GA2011AMB-025	365083	6162610	I3A	I3A	I4B M16	Non magnétique	FO GM HJ	Légèrement folié	HB(25) AC(10) PG(64) OP(1)			PO(0.5) PY(0.5)
GA2011AMB-026	365300	6162700	S2	S2	I4B	IMPORTANT : LES COORDONNÉES SONT APPROXIMATIVES. Sédiment arkosique. Les affleurements au alentour semblent tous identiques. Une section de I4B à TM-AC non magnétique vient se coincer dans les sédiments.	SA GT AP HJ	Finement lité	PG(79) QZ(17) BO(2) EP(1) OP(1)			PY(1)
GA2011AMB-027	365376	6162722	I4B	I4B M16	S2	Non magnétique.	GM HJ FO		TM(60) AC(30) CL(10)			
GA2011AMB-028	365376	6162733	I4B	I4B M16		Roche non magnétique et assez friable à cause des feuillets de chlorite et de trémolite.	GM HJ FO	Légèrement foliée avec linéation.	TM(60) AC(30) CL(10)			
GA2011AMB-029	365380	6162592	S2	S2		Sédiment felsique arkosique. Zone affleurante de 6 m par 2 m.	HJ GF SA		PG(60) QZ(15) BO(5) MV(20)			
GA2011AMB-030	365410	6162607	S2	S2		Non magnétique, peut-être une volcaniclastite.	AP SA HJ		MV(20) PG(59) QZ(20) BO(1)			

GA2011AMB-031	364602	6162167	I4I	I4I		Très magnétique (4500 à 5000), l'affleurement se trouve en bordure du mag.	GF GM HJ MA OU	En surface altérée, on devine d'anciens cumulats d'OV (loosely-packed?) mais peut-être une texture métamorphique.	ST(70) AC(5) TM(20) OP(5)			MG(5)
GA2011AMB-032	364565	6162252	I4I	I4I		Magnétique (4500 à 5000)	MA CU HJ	Texture de cumulat (ortho ou méso), peut-être texture métamorphique.	ST(75) AC(10) TM(10) OP(5)			MG(5)
GA2011AMB-033	364644	6162334	I4I	I4I		Orthocumulat. Magnétique (entre 2500 et 3000). Presqu'une I4G.	GF HJ CU FA	Les cumulats semblent avoir une orientation préférentielle (NE-SW), ce qui laisse penser qu'il s'agit d'un cumulat magmatique.	ST(75) TM(20) OP(5)			MG(5)
GA2011AMB-034	364546	6162307	M8	I4I M8		Roche magnétique (4000). Protolithe peut-être I4G.	SC AE GM	Roche très friable.	MV(40) SR(10) TC(30) TM(15) OP(5)			MG(5)
GA2011AMB-035	364527	6162368	M8	I4G M8		Roche magnétique (1000)	GM SC AE	Roche très friable.	CL(57) TC(10) TM(30) OP(3)		CHL(6,10)	MG(3)
GA2011AMB-036	364456	6162305	I4I	I4I		Roche très magnétique (6000).	GM GF MA HJ	Aucune phase à cumulats.	ST(60) TM(25) OP(5) TC(5) CL(5)			MG(5)
GA2011AMB-037	364055	6162352	I4G	I4G		Magnétique (2000 à 3000), borde le côté nord d'une dépression topo qui pourrait correspondre à une faille E-W.	GF HJ MA		ST(50) TM(40) OP(4) AC(5) TC(1)			MG(4)
GA2011AMB-038	367358	6161592	I1G	I1G		Non magnétique.	PG GG HJ MA		QZ(30) FK(35) PG(35)		HEM(1,5)	
GA2011AMB-039	367535	6161333	V3B	V3B		Déformé, plissé. Sur la majorité de l'affleurement, il s'agit d'un basalte verdâtre (AC-CL) schisteux. En contact avec une S9B.	SC GF HK		PG(30) AC(45) CL(20) OP(5)		EPI(5,1)	PY(5)
GA2011AMB-040	367172	6160887	V3B	V3B		Petit affleurement couvert de mousse (1 m par 6 m), non magnétique.	HJ SC GF		AC(40) CL(30) PG(30)		SIL(10,1)	

GA2011AMB-041	366584	6160540	V3B	V3B		Petit affleurement couvert de mousse (1 m par 3 m). Idem à GA2011-AMB-040, non magnétique.	SC GF HJ		AC(60) CL(10) PG(30)		SIL(10,1)	
GA2011AMB-042	366584	6160540	I4G	I4G		Magnétique.	GM HJ FO	Légère foliation.	ST TM AC PG OP			MG
GA2011AMB-043	366624	6160203	S9B	S9B		Très magnétique (8000), affleurement à 40 m d'un MAXMIN. S9B d'au moins 5 m de large.	HJ GT SA	Faciès à oxydes.	OP CH GP			MG HM PY(2)
GA2011AMB-044	366608	6160178	S9B	S9B		Extension de la formation de fer. À 6 m au sud, il y a un affleurement de basalte schisteux. Les microlits de la formation de fer		Microlité. Faciès à oxydes (à l'air d'oxydes massifs). Vu que les microlits sont parallèles à la schistosité du basalte, elle doit être archéenne.	OP QZ GP			MG HM
GA2011AMB-045	366529	6160066	V3B	V3B		Non magnétique. Situé entre 2 horizons de formations de fer. Présence de rubans leucocrates (PG) parallèles à la schistosité.	GT SC HJ		AC(49) PG(40) CL(10) OP(1)			PY(1)
GA2011AMB-046	366448	6159947	V3B	V3B								
GA2011AMB-047	366352	6159865	S9B	S9B		Unité de 15 à 25 m de large selon le BeepMat (4000) avec un niveau de 1 m de V3B magnétique schisteux.	SA GT HJ	Faciès à oxydes. Quelques plis dans la formation de fer.	OP(85) QZ(8) AC(5) GP(2)			MG(80) HM(5)
GA2011AMB-048	367355	6161600	V3B	V3B					QZ(30) AM			
GA2011AMB-049	367799	6167263	V1D	V1D			GT FO HJ	Présence de bandes/sections plus riches en MF, d'autres plus rieches en PG-QZ. Les PG ont une teinte verdâtre, ils sont légèrement séricitisés.	QZ(30) PG(30) AM(35) CL(5) OP(1)			PY(0.1)
GA2011AMB-052	366578	6167644	I4I	I4I		Magnétique (2500), patine brunâtre typique des I4I.	GF MA HJ		ST(55) TM(38) OP(7)			MG(5) PO(2)
GA2011AMB-053	366280	6167882	I1B	I1B		Pourrait être un boulder.	GG PG MA		FK QZ PG			

GA2011AMB-054	366270	6167889	I4G	I4G M16		Magnétique.	SC HJ GF AE		AC(65) CL(30) OP(5)			MG(4) PY(0.1)
GA2011AMB-055	366079	6168041	I4M	I4M		Magnétique (5600). Sur le flanc ouest de l'affleurement il y a une section de dunite cisaillée à tacl, chlorite, trémolite, magnétite et serpentine.	MA HJ GF		ST(85) OP(15)			MG(15) PY(0.1)
GA2011AMB-056	365985	6168127	S2	S2 M8		Pourrait être un boulder, non magnétique.	FO GF HJ GR SC	Très bien folié. Texture granolépidoblastique orientée	QZ(30) PG(30) CL(10) AM(15) BO(10) MV(5) OP(1)			PY(0.1)
GA2011AMB-057	369271	6165816	I4I	I4I		Magnétique (6500), presqu'une dunite.	GT AP HJ FO		ST(65) TM(25) OP(10)		SRP(10,1)	MG(10)
GA2011AMB-058	369420	6165799	I3A	I3A		Petit affleurement (2 m par 1 m), non magnétique. Pourrait être une diorite. Affleurement très hétérogène.	FO HK GM MN FL	De GF-GM. Beaucoup de poches mélanocrates (HB >70%) dans un gabbro folié généralement leucocrate.	HB(30) PG(65) QZ(4) OP(1)			PO(1)
GA2011AMB-059	369624	6165719	I4I	I4I		Très magnétique (environ 5500 au BeepMat).	GF AP HJ FO	Légèrement folié	ST(70) TM(20) OP(10)		SRP(10,1)	MG(10)
GA2011AMB-060	369699	6165792	I3A	I3A		Non magnétique. Présence de poches mélanocrates à ultramafiques (composées presqu'entièrement d'amphiboles).	MN HK GF GM FL		HB(40) PG(45) CL(10) OP(5)			PO(5)
GA2011AMB-061	369689	6165801	I3A	I3A		Fait partie du même button que GA2011-AMB-060.	HK	Très hétérogène				PY(4) PO(1)
GA2011AMB-062	369700	6165805	I4B	I4B								
GA2011AMB-063	369680	6165813	I4I	I4I		Magnétique (6000)						
GA2011AMB-064	370269	6166014	I3A	I3A		Affleurement hétérogène de 20 m par 5 m non magnétique, pourrait être une diorite, poches de composition pyroxénitique	GF FO PQ MN HK	Protomylonitique	HB(35) PG(60) CL(5)			

GA2011AMB-065	370450	6166029	I3A	I3A		Non magnétique.	FO GM HJ	Bien folié	HB(40) PG(55) CL(5)		HEM(1,10) EPI(1,10)	PY(0.1)
GA2011AMB-066	370592	6165969	I3A	I3A		Ressemble beaucoup à GA2011-AMB-065.	GF GM FO AE HJ	Léger rubanement marquant des horizons plus mafiques que d'autres.	HB(30) PG(60) CL(5) EP(5)		EPI(1,10) HEM(1,10) SIL(10,1)	
GA2011AMB-068	365747	6163076	I4I	I4I		Roche très magnétique (4500-5000), button de 30 m x30 m x 10 m, presque dunitique.	HJ MA GF GM	Très serpentinisé.	ST(80) AR(10) OP(10)	Olivines métamorphiques enchevêtrées		MG(10)
GA2011AMB-069	365609	6163030	I4I	I4I		Bel affleurement à proximité de plusieurs autres. Button de 20 m x 20 m x 20 m, presqu'une dunite.	HJ MA FA GF GT		ST(73) TM(5) AR(10) OP(10) CS(2)	Olivines métamorphiques couvrant 80% de la surface de l'affleurement.	SRP(10,1)	MG(10)
GA2011AMB-070	365562	6162955	I4I	I4I			GT GF FA HJ		ST(65) AR(10) TM(15) OP(10)	Olivines métamorphiques	SRP(10,1)	MG(10)
GA2011AMB-071	365530	6162921	S2B	S2B			GR FO GF		QZ(35) PG(62) BO(3)			PY(0.1)
GA2011AMB-072	365649	6162803	I4B	I4B		Contexte intéressant car il y a au sud-ouest des buttons de péridotite et au nord-ouest des laves felsiques à phénocristaux (PG +QZ). Pyroxénite typique à AC-TM avec une schistosité bien développée. Non magnétique.	GM AE SC HJ		AC(45) TM(50) TC(5)			
GA2011AMB-073	365980	6162186	I3A	I3A		Beau gabbro avec environ 40 à 50% de MF. Quelques poches mélanocrates à UM où il y a 90 à 100% de MF (HB+AC). Non magnétique.	FO HJ GM		HB(45) AC(5) PG(50)			
GA2011AMB-074	366044	6162130	V4B	V4B		Roche magnétique (1500 à 2000), vert pomme	GF GT MA AE	Brèche de coussins possibles	TM(25) TC(10) CL(10) AC(50) OP(5)			MG(5)
GA2011AMB-075	366062	6161936	V4B	V4B		Dans une charnière de pli, magnétique (1500-2000). Coulée volcanique.			AC TM TC CL OP			MG

GA2011AMB-076	366080	6161808	I4I	I4I		I4I dans importante séquence de V4B. Le sill I4I fait 4 m de large par 30 m de long. Magnétique (4000-5000). Tout autour, les V4B sont magnétiques aussi (2000).			TM(40) ST(50) OP(10)			MG(10)
GA2011AMB-077	366036	6161706	V4B	V4B		Magnétique (2000). Entre le dernier affleurement et celui-ci, il y a 2 autres sills de périodotite orientés NE-SW.	GF SC HJ AE	Fort rétromorphisme.	AC(60) CL(20) TC(5) TM(10) OP(5)			MG(5)
GA2011AMB-078	365986	6161699	V4B	V4B		Vert pomme, à quelques mètres au nord il y a une zone de cisaillement.	GM HJ AE CO	Coussins. Polarité vers le sud.	AC(65) TC(10) CL(20) OP(5)			MG(5)
GA2011AMB-079	365770	6161706	V4B	V4B			GT AP SC	Légère schistosité	AC(85) CL(10) OP(5)			MG(5)
GA2011AMB-080	365615	6161906	I4I	I4I		Affleurement près d'une anomalie. Surface visible de 6 m par 2 m. Magnétique (4000).			TM(30) ST(50) AC(10) OP(10) AR	Peut-être antigorite		MG(10)
GA2011AMB-081	365536	6160166	V3B	V3B		Basalte très schisteux et rubané. Le rubanement est marqué par l'alternance de niveaux leucocrates (PG) et de niveaux verdâtres basaltiques. Non magnétique. Au point 365 576E / 6 160 204N, il y a aussi du basalte.	SC RU GF HJ	Rubanement irrégulier et discontinu.	AC(50) PG(40) CL(10) OP(1)			PY(0.1)
GA2011AMB-082	365404	6160105	V3B	V3B		L'épaisseur minimale du basalte est de 60 m. Non magnétique.	RU SC GF HJ	Alternance de bancs riches en mafique avec des bancs leucocrates. Injections de quartz suivant la schistosité.	AC(60) CL(10) PG(25) QZ(5)			PY(3)
GA2011AMB-083	365412	6160092	S9B	S9B		Formation de fer de 3 m de large coincée entre 2 niveaux de basalte. Très magnétique (25000).	RU HJ GT GF LM	Faciès à oxydes.	CH(20) OP(70) GP(10)			MG(59) HM(10) SF(1)
GA2011AMB-084	365367	6159975	V1D	V1D		Roche moyennement magnétique (<1000).	GF HJ FO		QZ(30) PG(30) FK(15) OP(2) SR(3) AM(17) CL(3)		SER(1,10)	

GA2011AMB-085	365515	6159683	V1D	V1D		Roche moyennement magnétique (700-1000 sur BeepMat)	GF HJ MA		HB PG QZ CL OP		SER	MG
GA2011AMB-086	365725	6159203	V3B	V3B		Présence d'injections leucocrates (PG seulement) entre la schistosité de façon hétérogène. Non magnétique. Formation de fer à proximité (?) ou intercalé au basalte.	SC GT AP HJ		AC(45) CL(10) PG(45)			
GA2011AMB-087	365548	6159333	S9	S9		Épaisseur minimale de 5 m, magnétique (2000).	RU HJ GR SA	Semble être un faciès à silicates.	CH(0) OP			MG(30) PY(1)
GA2011AMB-088	365503	6159385	S11	S11		Petit affleurement près d'une anomalie EM, non magnétique.	RU HJ GF GT		CH AM BO MV			
GA2011AMB-089	365113	6159173	S11	S11		Petit affleurement (1 m x 1 m) près d'une anomalie EM, non magnétique.	GT GF HJ FO		CH(80) GP(10) BO(9) OP(1)			PY(1)
GA2011AMB-090	364682	6159328	V3B	V3B M16		Basalte très schisteux, non magnétique.	SC GF HJ RU		AC(17) HB(18) PG(50) CL(15)			
GA2011AMB-091	368390	6166091	I4I	I4I		Très magnétique (6000)			ST(77) AR(10) CS(2) OP(11)		SRP(10,1)	PO(2) MG(9)
GA2011AMB-092	368260	6166244	I4I	I4I		Affleurement de 10 m x 10 m, à 10 m d'une anomalie. Pourrait s'agir d'une dunite. Très magnétique (4000 à 10 000)	CU HJ MA GF	Les cumulus d'OV serpentinisée ont un diamètre d'environ 1 cm, mésocumulat.	ST(60) AR(15) TM(15) OP(10)			MG(10)
GA2011AMB-093	368239	6166178	V1D	V1D		Échantillon pris dans la tranchée TRO1-18B. Pourrait être un sédiment.	GF HJ MA		QZ(30) PG(56) BO(10) OP(4)			PY(4)
GA2011AMB-094	365548	6162294	I4B	I4B		Affleurement à proximité de Pantoufle. Roche non magnétique.	MA GM HJ		AC(75) CL(25)			
GA2011AMB-095	363457	6162384	S2	S2		Affleurement couvert de mousse. Surface visible de 2 m x 4 m. Par endroits, la roche est très schisteuse et altérée.	GT AP HJ SC		QZ PG BO			
GA2011AMB-096	363444	6162450	I4G	I4G		Roche très trémolitisée. Légèrement magnétique.	GM HJ MA AC		TM(70) AC(25) OP(5)			MG(5)

GA2011AMB-097	363527	6162587	I4B	I4B		Section est de la tranchée TR01-PYROX-C (remplie d'eau au 3/4). De l'est vers l'ouest, il y a une section moins altérée et non cisaillée de I4B d'une épaisseur de 8 m, puis la section cisaillée a 5 m d'épais. Moyennement magnétique (2000).	FO GH HJ CS		AC(52) CL(30) TM(10) OP(8)	Peut-être un peu de serpentine.		PO(2) CP(1) MG(5)
GA2011AMB-098	363422	6162495	I4I	I4I		Button au sommet de Pyrox. Affleurement de 40 m x 30 m. Très magnétique (4000).	GF GT HJ MA	OV métamorphiques visibles sur quelques surfaces altérées.	ST(55) TM(20) AC(15) OP(10)			MG(10)
GA2011AMB-099	371149	6163927	I4I	I4I		Presqu'une I4G, magnétique (2000-3000), très trémolitisée.	GM HJ MA		TM(50) ST(40) OP(10)			MG(10) PO(0.1)
GA2011AMB-100	371138	6163827	I3A	I3A		Non magnétique. Affleurement orienté NE-SW d'une épaisseur visible de 1 m et d'une longueur de 40 m.	GF FO SC HJ		AC(48) BO(10) PG(40) CC(2)			PY(0.5)
GA2011AMB-101	371203	6163795	I3A	I3A		Petit affleurement 2 m x 6 m, non magnétique.	FO HJ GM		AM(50) PG(50) OP(1)			PY(0.1)
GA2011AMB-102	363808	6162023	V1D	V1D		Échantillon pris à Nancy Est.	PO GF HJ CS		QZ PG BO	Environ 10% de phénocristaux de plagioclase.		
GA2011BMT-003	363849	6161070	I4B	I4B		Peut-être quelque chose de basaltique, magnétisme: 400 sur le bipmat	HJ MA GF		CL(60) TM(15) ST(15) AC(5) OP(5)	Mode minéralogique douteux?		PO(5) MG
GA2011BMT-004	363730	6160909	I4I	I4I		Moyennement magnétique	MA HJ GM CU	Cumulat d'OV serpentinisée avec AC et TM interstitielles.	ST(50) OP(10) TM(20) AC(20)			MG(10)
GA2011BMT-005	364494	6162166	I3A	I3A		Non magnétique, affleurement de 2 m x 2 m	HJ MA GM	PG interstitiel à HB	HB(35) AC(35) PG(27) QZ(3)			
GA2011BMT-006	364188	6162322	I4G	I4G		Très magnétique (2000-5000), situé sur le bout d'une chaîne d'affleurements identifiés comme oKF	GM HJ MA	peut-être un début de foliation visible (très faible)	ST(40) AC(30) TM(8) CL(2) OP(20)			MG(20)
GA2011BMT-007	364217	6162050	I4I	I4I		Fortement magnétique (4000-5000)	MA HJ GM		ST(60) AC(15) TM(5) OP(20)			MG(20)

GA2011BMT-008	364002	6162045	I4I	I4I			MA HJ GM CU	photo de texture de cumulat prise par francois	ST(70) AC(10) TM(5) OP(15)		SRP	MG(15)
GA2011BMT-009	363023	6158135	V3B	V3B		Non magnétique	AF GF GT SC HK	Légèrement schisteux	PG(45) AC(45) CL(10)			PO(0.1)
GA2011BMT-010	364741	6158663	S9B	S9B		Très magnétique (>40 000), paroi de 10 m de longueur par 3 m de hauteur	RU GF GM LM FA		OP(65) QZ(30) EP(4) GP(1)			MG(65)
GA2011BMT-011	364810	6158673	V3B	V3B		Paroi de 4-5 m de long par 2 m de haut, non magnétique	HK GM SC AF		PG AC CL			
GA2011BMT-012	368769	6166305	I1G	I1G		Petit button presque entièrement recouvert de mousse, non magnétique.	HJ MA PG GG		PG(60) FK(20) QZ(20)			
GA2011BMT-013	368601	6166411	M8	S3 M8		Petit affleurement recouvert de mousse, rouille sur 2 m x 3 m sans réponse au beepmat, protolithe sédimentaire (?)	SC HJ GF		QZ(50) BO(30) PG(15) OP(5)			PO(4) PY(1)
GA2011BMT-014	364494	6158855	S9B	S9B		Affleurement situé sur bord de lac, 5 m de long par 1 m de large, à moitié immergé, fortement magnétique (6000).	GF HJ SC		OP(60) QZ(40)			MG(60)
GA2011BMT-015	364863	6158931	V3B	V3B		Non magnétique	GF GM HJ SC	De GF à GM	PG AM			
GA2011BMT-016	364877	6158945	S9B	S9B		Alternance de lits de magnétite et de quartz, un peu d'actinote visible.	HJ SA GF		OP(60) QZ(30) AC(10)			MG(60)
GA2011PS-003	363791	6161514	V1D	V1D		Affleurement de 10 m carré, près d'une dépression topo qui pourrait être une faille.	GF FO HJ		PG QZ BO SR	Peu de BO et SR		
GA2011PS-004	363828	6161086	I3A	I3A			GM HJ MA		PG(60) AM(35) QZ(3) BO(2)			PO(5)
GA2011PS-005	365345	6162376	I3A	I3A		Affleurement de 12 m carré	GM HJ MA DC CIS	Légèrement cisaillé.	PG(60) AM(35) QZ(5)	Les plagioclases sont interstitiels aux amphiboles		
GA2011PS-006	365346	6162526	S2	S2			GF HK FO PJ	Porphyroclastes de PG	PG(50) QZ(35) BO(14) OP(1)			PO(1)

GA2011PS-007	365386	6162566	S2	S2		Affleurement de 15 m2. Bande rouillée d'environ 0,5 à 1 m d'épaisseur.	GF FO HK		PG(60) QZ(25) BO(15)			PO(3) PY(0.5)
GA2011PS-008	365513	6162519	I4B	I4B		Affleurement de 20 m2. Bande de pyroxénite riche en trémolite en contact au nord avec des volcano-sédimentaires et qui se différentie avec une péridotite au sud.	GF GM HJ CS		TM(75) AC(20) CL(5)			
GA2011PS-009	365575	6162461	I3A	I3A			GF HK		AM(67) PG(33)			PO(0.1) MG(3)
GA2011PS-010	365626	6162642	V1B	V1B			GF HJ FO		PG(55) QZ(40) BO(5)			
GA2011PS-011	365612	6162678	V1D	V1D		Roche volcanique felsique à cristaux mm à cm de PG (5%).	GF HJ TX FO		QZ(55) PG(40) SR(3) BO(2)			
GA2011PS-012	365567	6162755	I4I	I4I			GF HK CU	Possiblement un cumulat.	TM(35) AR(43) AC(5) CL(2) OP(15)			MG(15)
GA2011PS-013	365525	6162781	I4I	I4I		Affleurement de 50 m2, similaire à GA2011-PS-012.	GM CU HK	Reliques d'olivine suggérant une texture de cumulat.	ST(43) TM(35) OP(15) AC(5) CL(2)			MG(15)
GA2011PS-014	365217	6162384	I3A	I3A			GM HJ	Amphibole aciculaires	AM(55) PG(40) BO(5)			
GA2011PS-015	365151	6162473	S2	S2		Roche felsique sédimentaire avec une foliation bien développée.	GF HJ CIS FO		PG(55) QZ(35) BO(10)			PO(0.1)
GA2011PS-016	365207	6162585	V1D	V1D	I3A	Affleurement de 8 m2. Roche felsique recoupée au centre par un dyke gabbroique d'une épaisseur variant entre 0,7 et 1 m d'épaisseur.	HJ GF FO		QZ(55) PG(45) BO	Un peu de biotite.		
GA2011PS-017	365174	6162711	I3A	I3A		Affleurement de 2 m2. Gabbro recoupé par des injections felsiques cm de composition dioritique. Transitionnel avec un niveau ultramafique.	HJ GM MA FO		AM(65) PG(35) OP			PO(0.1)
GA2011PS-018	365270	6162754	I3A	I3A			GF HJ MA		AM(85) PG(15)			PY(0.1)

GA2011PS-019	365342	6162749		V1B		Affleurement de 20 m2 près d'une dépression suggérant une faille	GF PQ TX TL FO CIS	Tuf à cristaux et lapilli avec des clastes (10-15 %) variant entre 0,2 et 1,3 cm	PG(55) QZ(35) BO(10) AD			
GA2011PS-020	365358	6162669	S2	S2		Affleurement de 40 m2, en contact avec une pyroxénite au nord.	GF CIS FO HJ		PG(60) BO(10) QZ(30)			
GA2011PS-021	365454	6162714	I3A	I3A		Roche intrusive intermédiaire à mafique	GM HJ FO CIS		PG(43) AM(45) BO(5) QZ(5) FK(2)			
GA2011PS-022	365440	6162694	S2	S2		Afflleurement de 3 m2	GF FO CIS HK		QZ(53) PG(40) BO(7)			PO(0.1) PY(0.1)
GA2011PS-023	365495	6162697	I4B	I4B		Affleurement de 20 m2, unité située près de ce qui semble être une faille.	HJ MA GF CIS		TM(90) CL(10)	Composée majoritairement de trémolite.		
GA2011PS-024	364675	6162257	I4B	I4B		Affleurement de 25 m2 non magnétique riche en trémolite.	GM HJ MA		TM(70) AC(25) CL(5)		CHL(1,10)	
GA2011PS-025	364626	6162196	I4I	I4I		Affleurement de 15 m2, très magnétique (4500), situé sur un MaxMin (tranchée possible), en bordure d'une faille correspondant à la limite du mag.	GM CU OU HK	50% de reliques d'olivine serpentinisée (orthocumulat).	ST(65) TM(20) OP(15)		SRP(10,1)	MG(15)
GA2011PS-026	364604	6162286	I4I	I4I		Affleurement de 6 m2	GM OU CU HJ FO CIS	Orthocumulat à mésocumulat.	ST(70) OP(15) TM(15)			MG(15)
GA2011PS-027	364664	6162291	I4I	I4I M8		En bordure du mag.	CIS GF HJ FO CU	La faille, plus ou moins N-S, donne un aspect schisteux à la roche.	ST(50) TM(20) OP(15) CL(10) BO(5)	BO ???		MG(15)
GA2011PS-028	364604	6162334	I4B	I4B		Affleurement de 50 m2	GM SC PQ FO HJ CIS		TM(75) AC(15) CL(10)		CHL(2,10)	
GA2011PS-029	364461	6162336	I4B	I4B M16		Affleurement de 25 m2, très peu rouillée	GM HJ SC		AC(60) ST(15) CL(20) OP(5)		CHL(3,10)	PO(2)
GA2011PS-030	364061	6162313	I4I	I4I		Affleurement de 50 m2, près d'une dépression topo suggérant une faille.	CU MF OU HJ MA	Orthocumulat à mésocumulat	ST(48) AC(30) TM(7) OP(10) CL(5)			MG(10)

GA2011PS-031	367348	6161720	V3B	V3B M16		Affleurement de 7 m2	SC FO CIS GM FA		AM(70) CL(15) PG(10) QZ(5)		CHL(3,10)	PO(0.1)
GA2011PS-032	367329	6161639	V3B	V3B M16		Affleurement de 7 m2	GM HJ FO		AM(85) PG(10) CL(5)			PY(0.1)
GA2011PS-033	367237	6161495	I4I	I4I		Affleurement de 30 m2	HJ MA CU		ST(70) TM(20) OP(10)			MG(10)
GA2011PS-034	367094	6160829	V3B	V3B M16		Affleurement de 20 m2	GF HJ FO		AM(84) PG(15) CL(1)			PY(0.1)
GA2011PS-035	366985	6160806	V3B	V3B		Affleurement de 25 m2	GM FO	Amphibole aciculaire	AM(70) PG(25) EP(5)		EPI(1,10)	
GA2011PS-036	366760	6160621	V3B	V3B		Affleurement 2 m2, moyennement magnétique	FO GM HK	Semble y avoir un litage	AM(45) PG(33) OP(15) QZ(5) EP(2)		EPI(1,5)	PO(0.1) MG(15)
GA2011PS-037	366561	6160137	S9B	S9B		Affleurement de 6 m2, très magnétique, unité d'une épaisseur de 6 m.	AP HJ SA		OP(85) GP(10) QZ(5)			PY(0.1) MG(85)
GA2011PS-038	366562	6160031	V3B	V3B M16		Roche aphanitique s'apparentant à un basalte.	AP CIS FO HJ		AM(80) PG(15) QZ(5) OP			PY(2)
GA2011PS-039	366472	6159882	V3B	V3B M16		Affleurement de 8 m2	GF FO CIS		AM(85) PG(10) CL(5)		CHL(1,10) SIL(10,1)	
GA2011PS-040	367841	6167212	V3B	V3B		Affleurement de 1 m2, gabbro à grains fins ou basalte.	GF HJ FO		AM(74) PG(25) OP(1)		SIL(10,1)	PO(0.1) MG(1)
GA2011PS-041	367689	6167339	I2J	I2J	I1B	20 % de dyke décimétrique de composition granitique.	GM HK MA		PG(57) AM(37) FK(5) EP(1)			
GA2011PS-042	367036	6168026	S2	S2 M4			GF HJ		PG(50) QZ(35) BO(10) SR(5)		SER(2,10)	
GA2011PS-043	366478	6167569	V3B	V3B M16		Peut-être un boulder	FO GM PQ		AM(58) PG(25) BO(7) GR(5) CL(5)	Porphyroblastes de grenat	CHL(2,10) SIL(10,1)	

GA2011PS-044	366337	6167816	I4I	I4I		Affleurement de 5 m2	HJ FO GF		ST(75) TM(15) OP(10)			MG(10)
GA2011PS-045	366305	6168041	I4M	I4M		Affleurement de 1 m2 au nord du mag, ancien échantillon 112930, très magnétique.	GF HJ CU		ST(77) OP(15) AR(5) TM(3)			MG(15)
GA2011PS-046	366105	6167674	I3A	I3A		Affleurement de 50 m2, déjà échantillonné (voir FH-03-144)	GF HJ CIS FO		AM(70) PG(15) CL(10) BO(5)			PO(3)
GA2011PS-047	366073	6167749	S9D	S9D		Formation de fer silicatée et minéralisée d'une épaisseur d'environ 0.3 à 0.5 m.	GM HK	Amphibole aciculaire	AM(66) QZ(25) GP(5) OP(4)			PO(1) PY(3)
GA2011PS-048	365706	6168195	I4I	I4I		Affleurement avec bloc sub-en-place décroché de la paroi	GM HJ	Amphibole aciculaire	ST(66) TM(20) OP(8) AR(6)			PO(2) PY(0.1) MG(6)
GA2011PS-049	369117	6165783	I4I	I4I		Affleurement de 10 m2 près d'une tranchée. Déjà échantillonné.	CU OU GF HJ FO		ST(58) TM(20) OP(10) CL(5) AR(7)			PO(0.1) MG(10)
GA2011PS-050	369423	6165831	I2J	I2J		Affleurement de 10 m2	GM HJ FO		PG(50) AM(35) BO(10) QZ(5)			PO(2)
GA2011PS-051	369575	6165729	I4I	I4I		Affleurement de 10 m2, très magnétique	GF HJ MA FA GM	De GF à GM	AC(20) ST(55) AR(5) OP(20)			PO(1) MG(20)
GA2011PS-052	369627	6165662	I4I	I4I		Affleurement de 8 m2, semble y avoir un contact avec la péridotite où on note la perte de la texture cumulat.	GM HJ MA OU		ST(50) OP(21) AC(19) AR(10)			PO(1) MG(20)
GA2011PS-053	369742	6165734	I3A	I3A		Affleurement de 3 m2, roche gabbroïque avec injections felsiques (15 %).	GM HK FO		AM(44) PG(35) CL(15) OP(2) FK(2) QZ(2)		CHL(3,10) EPI(1,10)	PO(0.1)
GA2011PS-054	369807	6165813	S2	S2 M4			HJ MA GS GF		PG QZ BO			PO(0.1)
GA2011PS-055	370249	6166046	I1G	I1G		Affleurement de 15 m2	GG HK MA		PG(47) FK(10) QZ(35) SR(5) BO(3)			
GA2011PS-056	370312	6166058	I3A	I3A		Affleurement de 2 m2	GM HK MA FO		AM(56) PG(35) CL(7) EP(2)		CHL(2,10) EPI(10,1)	PO(0.1)

GA2011PS-057	370504	6166039	I3A	I3A		Affleurement d'environ 2 m2 sur flanc de montagne.	GM HJ FO		AM(80) PG(20)			PY(0.1)
GA2011PS-059	365793	6163134	I4I	I4I		Affleurement de 20 m2, très magnétique.	GM CU OU MA HJ	Orthocumulat	ST(55) TM(20) OP(15) AC(10)			PO(0.1) MG(15)
GA2011PS-060	365711	6163037	S2	S2		Affleurement de 2 m2 rouillé	GF FO HJ MA ZR	Légèrement rouillé	PG(50) QZ(35) BO(15)			PO(1) PY(1) CP(0.1)
GA2011PS-061	365535	6162924	I4G	I4G		Affleurement de 10 m2	GF HJ MA		TM(35) ST(35) AC(15) OP(10) CL(5)		CHL(1,10)	PO(0.1) MG(10)
GA2011PS-062	365628	6162824	V1B	V1B		Affleurement de 5 m2	GF HJ MA FO		PG QZ BO			PO(3) PY(2) CP(0.1)
GA2011PS-063	365518	6162783	I4B	I4B		Affleurement de 5 m2, patine blanche verdâtre, légèrement magnétique, en contact avec une péridotite.	HJ MA SC		TM(67) AC(15) CL(10) OP(5) ST(3)	Beaucoup de trémolite		MG(5)
GA2011PS-064	365641	6162205	I4G	I4G		Affleurement de 3 m2	GM HJ	Amphibole aciculaire	TM(55) AC(20) CL(11) OP(3) ST(11)			PO(1) MG(2)
GA2011PS-065	365864	6162090	I4G	I4G		Affleurement de 2 m2 déterré, quelque peu rouillé			TM(45) AC(35) OP(10) CL(7) ST(3)			PO(1) MG(9)
GA2011PS-066	366086	6162067	V4B	V4B	I4B	Affleurement de 3 m2, roche interprétée comme une coulée ultramafique à grains fins	GF HJ SC		AM(85) CL(10) OP(5)			MG(5)
GA2011PS-067	366106	6161908	V4B	V4B M16		Affleurement de 10 m2	SC HJ GF		AC(85) CL(10) OP(5)			MG(5) PO(0.1)
GA2011PS-069	365945	6161808	V3B	V3B M16		Affleurement de 30 m2	GF HK GM	Variation granulométrique avec des allures de I3A.	AM(74) CL(10) PG(15) OP(1)		CHL(1,10)	MG(1) PO(0.1)
GA2011PS-070	365865	6161772	V4B	V4B		Affleurement de 15 m2, faillé et cisaillé, en contact très diffus avec un I3A à grains moyens.	GM HJ CIS		TM(55) AC(32) CL(10) OP(3)			PO(0.1)
GA2011PS-071	365755	6161798	I4I	I4I		Affleurement de 20 m2	CU OU GM HJ MA		ST(70) OP(15) AC(15)			MG(15)

GA2011PS-072	365505	6162138	I4I	I4I		Affleurement de 25 m2	GM HK MA CU	Reliques d'olivine métamorphique (0.2-1.5 cm), mésocumulat?	ST(70) TM(15) OP(15)			PO(0.1) MG(15)
GA2011PS-073	365655	6160282	V3B	V3B		Affleurement de 2 m2	GF SC HJ		AM(70) CL(15) BO(10) PG(5)		CHL(4,10) BIO(1,10)	
GA2011PS-074	365876	6159967	I4I	I4I		Affleurement de 12 m2	GM HJ MA FA CU		ST(68) OP(10) TM(15) AR(7)			PO(0.1) MG(10)
GA2011PS-075	365929	6159873	I4I	I4I		Affleurement de 30 m2	GF HJ MA FA		ST(60) OP(10) TM(15) AC(10) AR(5)			
GA2011PS-076	365875	6159737	S9D	S9D		Affleurement de 3 m2, formation de fer avec 15% de lits cherteux d'épaisseur mm à cm, légèrement magnétique.	GF HK SA		QZ(40) AM(30) PG(20) BO(10)			PY(8) PO(2)
GA2011PS-077	366071	6159462	V3B	V3B M16		Affleurement de 3 m2	GF CIS FO HJ		AM(83) PG(10) CL(7)			PY(1)
GA2011PS-078	365806	6159376	V3B	V3B M16		Affleurement de 1 m2	GF HJ FO		AM(85) CL(10) PG(5)			
GA2011PS-079	365719	6159317	V3B	V3B M16		Affleurement de 10 m2	GF SC FO HJ	V3B très homogène	AM(80) PG(10) CL(10)			
GA2011PS-080	365315	6159634	I4I	I4I		Affleurement de 10 m2, peut-être dunitique.	GF HJ MA	Roche homogène et massive	ST(67) OP(15) TM(10) AC(5) AR(3)			PO(0.1) MG(15)
GA2011PS-081	365070	6159618	I4I	I4I		Affleurement de 50 m2, peut-être dunitique, très magnétique.	GF HJ MA FA		ST(78) OP(15) TM(7)	Minéralogie difficille à déterminer.		MG(15) PO(0.1)
GA2011PS-082	365106	6159696	I1D	I1D		Affleurement de 20 m2	MA GM HK		PG(44) QZ(30) FK(7) BO(10) AM(3) EP(1) CL(5)			PO(1)
GA2011PS-083	364992	6159650	I4G	I4G		Affleurement de 4 m2	GF HJ MA		TM(40) ST(35) OP(10) CL(15)			MG(10)

GA2011PS-084	365052	6159325	I4B	I4B M8		Affleurement de 30 m2	SC HJ GM CIS	Légèrement cisaillé	TM(45) AC(20) BO(15) CL(15) OP(5)			MG(5)
GA2011PS-085	365364	6162319	I4G	I4G		Affleurement de 3 m2	GM HJ SC CIS		AC(55) TM(25) CL(10) GP(5) OP(5)	Présence de graphite ??? ST? MG?		CP(2) PO
GA2011PS-087	364925	6162216	I4G	I4G			HJ GM CIS SC	La roche est cisaillée et schisteuse	AC(48) TM(25) ST(10) OP(10) CL(7)			PO(0.1) MG(10)
GA2011PS-089	365975	6162226	I2J	I2J		Échantillon pris dans un test pit. Anomalie à 500 m de Gagnon.	GF HK		AM(60) PG(35) QZ(5)			
GA2011PS-090	365950	6162309	I3A	I3A		Affleurement de 20 m2	GM MA HJ FA		AM(57) PG(40) CL(3)		CHL(1,10)	
GA2011PS-093	368279	6166270	I4M	I4M		Affleurement de 20 m2, dunite homogène très magnétique.	HJ MA CU	Les reliques d'olivine primaire serpentinisée sont millimétriques, méso à adcumulat	ST(76) OP(10) TM(7) AR(7)			PO(0.1) MG(10)
GA2011PS-094	363468	6162128	I3A	I3A M16		Échantillon dans un test pit à 50 m à l'ouest de la tranchée Nancy. Possiblement un bloc?	HK GM	Amphiboles aciculaires	AC(73) TM(10) CL(10) PG(7)	% minéralogique à revoir car la chimie donne I3A et non I4B.	CHL(2,10)	PY(2) PO(0.1)
GA2011PS-095	371146	6163892	I4I	I4I		Affleurement de 15 m2	CU OU HK	50% de reliques d'olivine métamorphique idioblastique complètement serpentinisée	ST(57) TM(30) OP(10) TC(3)			MG(10)
GA2011PS-096	371219	6163697	I4G	I4G			GF HJ	Amphibole aciculaire	TM(55) ST(30) OP(5) AC(10)	Métasomatisme possible		
GA2011TR-001	363772	6160948	I4G	I4G		Tranchée avec 60 % de pyroxénite rétrograde en contact avec une exhalite.	GM HK	Reliques d'olivine serpentinisée.	TM(43) ST(30) AC(20) OP(7)			PO(1)
GA2011TR-002	364625	6162198	I4I	I4I		Tranchée sur Max-Min à l'ouest de Gagnon.	CU OU GM HK	Reliques d'olivine serpentinisée.	TM(30) ST(35) OP(20) AC(10) CL(5)			PO(0.1)
GA2011TR-003	366353	6159863	S9B	S9B	V3B	Tranchée sur la formation de fer oxydée.	HJ GF MA SA		OP(68) QZ(15) AM(12)			PY(0.5) MG(68)

									GP(5)				
GA2011FH-006	363843	6161117	I3A	I3A			GM HJ	GM (<3 mm)	AC HB PG	30% HB			
GA2011FH-007	363831	6160953	I4I	I4I		Fortement magnétique, pas d'olivine métamorphique. Horizon péridotitique homogène d'au moins 20 m d'épais (idem aux sills de l'unité inférieure).	HJ GM		ST AC OP			MG	
GA2011FH-008	362518	6162357	I4G	I4G		Moyennement magnétique (<2500)	GM HJ MA	GM (<3 mm)	AC CL ST OP			MG	
GA2011FH-009	362459	6162339	I3A	I3A		Début de ségrégation minérale.	FO GM HJ		HB PG EP MV	HB et PG dominent, très peu de MV.		PO(2)	
GA2011FH-010	362455	6162301	I1D	I1D		Patine gris pâle blanchâtre, non magnétique. Le contact avec la portion I3A du dyke Nancy se situe à 10 m au nord.	GM GR MA		PG(50) QZ(30) BO(20)				
GA2011FH-011	362461	6162257	I3A	I3A		À 5 m au nord-ouest, il y a un contact (N0°)net primaire avec I1D foliée. Le I3A recoupe la I1D.	GM HK MA FO	GM (<4 mm), de MA à légèrement FO, granulométrie et déformation hétérogènes	HB(45) AC(20) PG(35)	Le CX a probablement cristallisé avant le PG			
GA2011FH-013	362668	6162263	I4G	I4G		Presque I4I (style OKF), taches de rouille centimétriques, moyennement magnétique (<5000).	GM SC FO	De schisteux à folié	ST(36) AC(55) CL(5) OP(4)	Peu de chlorite et de magnétite		MG(3) PO(1)	
GA2011FH-014	362762	6162248	I4G	I4G	M15	Moyennement magnétique (<2000). Le M15, orienté à N0°, correspond à une bande de 25 cm de large riche en AC-(TM)-(PH) avec un minéral fibreux qui pourrait être chrysotile (1%).	MA GM		AC CL ST OP			MG	
GA2011FH-015	362829	6162199	I4G	I4G		Moyennement magnétique (4500). À 10 m au sud-est, il y a une dépression topo orientée NE-SW sur au moins 200 m de long.	GM MA HJ	GM (<4 mm)					
GA2011FH-016	362877	6162154	I4I	I4I		Texture de cumulat loosely-packed avec cristaux de OV serpentinisée de 3-4 cm de diamètre. Fortement magnétique	GM GG CU MA HJ		ST TM AC OP	50-60% serpentine		MG	
GA2011FH-017	362866	6162207	I4G	I4G		Presque I4F. Fortement magnétique.	GM MA HJ		AC TM ST OP			MG(10)	
GA2011FH-018	362933	6162237	I4I	I4I		Fortement magnétique	GF GM MA HJ	GF à GM					

GA2011FH-019	362947	6162149	I4G	I4G		Fortement magnétique	GM MA HJ		AC CL ST OP			MG
GA2011FH-020	363069	6162152	I4I	I4I		Très magnétique. OV serpentinisée de forme ronde variant de 2 mm à 2 cm.	GM CU	Texture cumulat loosely-packed, jusqu'à 60% de reliques d'OV localement.	ST AC TM OP		SRP(10,1)	MG
GA2011FH-078	366100	6168033	I4I	I4I		Peut-être échantillonné en 2003, très fortement magnétique (<5200).	GF GM MA HJ	De GF à GM	ST(90) OP(10)		SRP(10,1)	MG(10)
GA2011FH-079	365761	6167981	S2	S2			GF HJ FO GR		PG(45) QZ(45) BO(10)		EPI(10,1)	PY(0.5)
GA2011FH-080	369265	6165797	I4I	I4I		Très fortement magnétique (<6000). Unité ultramafique d'au moins 30 m d'épais (sill Arrowhead).	GM MA FO	Légèrement folié.	ST(60) TM(35) OP(5) TM	Possiblement avec un peu d'antigorite.		MG(5)
GA2011FH-081	369290	6165833	S11	S11		Conducteur HFR 100 et LFR 30, non magnétique, la S11 se trouve à 7 m à l'est du dernier affleurement ultramafique.	RU GF GM HK GR PQ	De GF à GM, porphyroblastes de grenat, le rubanement correspond à un litage.	QZ(60) CL(20) AC(19) GR(1)			PY(2) PO(2)
GA2011FH-082	369466	6165801	I3A	I3A		Semble être métasomatisée.	GM HK FO	GM (2-5 mm), légèrement folié dans plusieurs orientations.	PG(75) BO(20) AC(2) TM(2) CL(1)	Quartz ?	SIL(10,1)	
GA2011FH-021	363095	6162202	I4I	I4I			GM MA		ST AC OP TM			MG
GA2011FH-022	363273	6161983	I4I	I4I		Patches décimétriques rouillées. Moyennement à fortement magnétique (entre 6000 et 7000).	GM HK		ST AC OP			MG
GA2011FH-023	365376	6162376	I3A	I3A			MA GM HJ	GM (<3 mm)	HB(40) AC(20) PG(40)	HB actinolitisée		
GA2011FH-024	365440	6162417	I3A	I3A			MA GM HJ	GM (<3 mm)	HB(40) AC(20) PG(40)	HB actinolitisée		
GA2011FH-025	365362	6162464	S2D	S2D		Pas de texture sur la patine.	GF MA SC GR	Massif à légèrement schisteux. GF (1 mm)	PG(85) MV(10) QZ(5)			

GA2011FH-026	365369	6162492	I4B	I4B		I4B de 6 m d'épaisseur allongée N080°. Peut-être le même niveau I4B que MIA.	HK GM SC	GM (<2 mm). Patine hétérogène marquée par amas beiges cm à dm riches en PG-EP qui pourrait résulter de l'immiscibilité entre le liquide UM et la fusion des sédiments felsiques encaissants.	AC CL			
GA2011FH-027	365485	6162512	S2D	S2D		Peut-être épiclastite. Présence de clastes de QZ-PG plutôt arrondis en relief positif de <2 mm de diamètre. Fragments décimétriques de lave à phénocristaux de PG et QZ.	GF PJ		PG QZ BO MV	85% PG-QZ		PO(0.1)
GA2011FH-028	365488	6162508	I4I	I4I		Fortement magnétique. Le UM (dyke) a 6 m de largeur. Son éponte sud contient beaucoup de trémolite dans un faciès plus pyroxénitique. L'épiclastite felsique à phénocristaux de QZ se situe du côté sud	GM CS	Légèrement cisaillé	ST AC TM OP			MG PO(0.1)
GA2011FH-084	369513	6165784	I4I	I4I		Ancienne tranchée, fortement magnétique, cumulat loosely-packed localement avec OV serpentinisée de 2-4 mm de diamètre.	GM MA HJ	GM (<2 mm)	ST(55) AC(30) TM(10) OP(5)		SRP(10,1)	MG(5)
GA2011FH-085	369506	6165779	V1D	V1D		Extension sud-ouest de la tranchée	HK GF GM PQ FO MN	GF-GM, hornblende porphyroblastique	PG QZ MI	85% PG-QZ, 15% MI (chlorite?)		
GA2011FH-086	369873	6165967	V1D	V1D			GF HK BR	GF (1 mm)	PG(70) QZ(20) CL(10)			
GA2011FH-087	370236	6165988	V1D	V1D			PO MA GF	Porphyrique en PG (5%, 2-3 mm)	PG QZ			
GA2011FH-088	370447	6165757	I3A	I3A			GM MA HJ	GM (<2 mm)	HB(80) PG(20)			
GA2011FH-089	370961	6165908	I3A	I3A			GF FO MA	GF (1 mm)			EPI(10,1)	
GA2011FH-090	370756	6165652	I3A	I3A			GM MA HJ	GM (<2 mm)	HB(60) PG(40)	CX amphibolitisé en position cumulus	EPI(1,10)	
GA2011FH-029	365590	6162515	I4I	I4I		Très magnétique. Le contact sud-est du UM est riche en trémolite.	CU GM SC HJ	Cumulat localement	ST(60) AC(20) TM(10) OP(10)			MG(10)
GA2011FH-030	365614	6162509	I3A	I3A			GM MA HJ	(<2 mm)	HB AC PG	65% HB-AC, 35% PG		

GA2011FH-031	365622	6162653	I3A	I3A		Niveau de gabbro de 15 m de large orienté à N255°, bordé des 2 côtés par la roche felsique à porphyroclastes de QZ et PG.	GM FO PQ	Légèrement foliée	HB AC PG	HB actinolitisée		
GA2011FH-032	365506	6162696	I4I	I4I		Comparable au cumulat loosely-packed, Très fortement magnétique. Partie centrale de composition péridotitique avec bordures pyroxénitiques cisaillées.	GM SC	Légèrement schisteux	ST(60) TM(30) OP(10)			MG(10) PO(0.1)
GA2011FH-033	365254	6162416	I3A	I3A			GM MA HJ	GM (<3 mm)	HB AC PG	60% HB-AC, 40% PG		
GA2011FH-034	365244	6162442	V1D	V1D		Entre GA20110FH-033 et 034, il y a une bande de I4B cisaillée orientée à N105° (celle de MIA) qui a 10 m de large	GF SC HK	Phénocristaux de PG, GF (1 mm), légèrement schisteux, varie entre texture de lave et d'épiclastite.	PG(65) QZ(20) MV(15)			
GA2011FH-035	365213	6162496	I3A	I3A		Sur le même button, il y a une zone qui contient 20-25% biotite (métasomatisme?).	GM MA HJ		HB AC PG			
GA2011FH-036	365195	6162502	S2	S2	I3A	Felsique avec matrice arkosique, aspect épiclastique avec 10% de fragments V1D à PG-QZ-HB arrondis, étirés et centimétriques. La litho 2 correspond à un dyke de 40 cm d'épais	GF HK BR	GF (1 mm), bréchique avec fragments arrondis	PG QZ MI			
GA2011FH-037	365140	6162484	I3A	I3A		Méla-gabbro d'environ 7 m de large allongé en direction NE-SW. I4G d'au moins 5-7 m de large au NW et S2 arkosique au SE.	GM SC	GM (1-2 mm), légèrement schisteux	HB AC PG	85% HB-AC		
GA2011FH-038	365154	6162636	S2D	S2D			PJ GF HJ SC PQ	7% de porphyroclastes de QZ arrondis, <1% porphyroblastes de GR (2 mm)	PG QZ	PG beaucoup plus abondant que QZ		
GA2011FH-039	365248	6162655	S2D	S2D			GF HJ SC PJ	GF (1 mm), porphyroclastes de QZ et PG	PG QZ BO	PG beaucoup plus abondant que QZ, 15% biotite.		
GA2011FH-040	365237	6162621	I4B	I4B		Bande ultramafique non magnétique, limitée à une épaisseur de <8 m.	GM SC PQ	Légèrement schisteux, CL porphyroblastique.	AC CL ST	10% CL jusqu'à 1 cm		
GA2011FH-041	365306	6162677	I4I	I4I		Moyennement magnétique, presqu'une webstérite à olivine (I4G).	GM HJ CS	Légèrement cisaillé	ST(47) TM(50) OP(3)			MG(3) PO(0.1)
GA2011FH-042	365353	6162684	I4B	I4B		Très légèrement magnétique	GM CS	GM (2 mm), début d'une fabrique CS.	AC CL ST OP	94% AC-CL		MG(1)

GA2011FH-043	365393	6162713	I4B	I4B		Épaisseur maximale de 5-6 m, contient un enclave felsique métrique de forme irrégulière en raison de la fusion partielle.	GF HK	GF (1 mm)	AC CL	100% AC-CL		
GA2011FH-044	365473	6162699	T2	S2 T2		Affleurement sub-en-place dans marécage	GF MN	GF (<1 mm)	PG QZ BO	85% PG-QZ, 15% BO		
GA2011FH-045	365491	6162638	S2	S2		5 m au SW d'un linéament topographique allongé à N080°.	PQ CS GF MN	Plus ou moins mylonitique.	PG QZ BO			
GA2011FH-091	365758	6163039	I4I	I4I		Très fortement magnétique. Il s'agit de la bordure sud du sill ultramafique dont le hanging-wall est une mylonite felsique partiellement rouillée.	GM MA SC	De massif à légèrement schisteux.	ST(73) TM(20) OP(7)			
GA2011FH-092	365675	6163013	I4I	I4I		Cumulat loosely-packed?	MA CU GM GG	De GM à GG				
GA2011FH-093	365615	6163020	I4I	I4I		En plein cœur du sill ultramafique, anomalie AeroTEM non expliquée même si beaucoup d'affleurements.	GM MA HK PQ	Olivine métamorphique	ST TM OP			MG
GA2011FH-094	365568	6162998	I3A	I3A		La péridotite se situe à 5 m au nord.	MA GF GM		AC HB PG	60% AC-HB, 40% PG		
GA2011FH-095	365587	6162830	V1B	V1B		Brèche felsique avec fragments felsiques contenant des phénocristaux de plagioclase.	GF GM BR PJ	Porphyroclastes de PG et QZ	PG QZ			
GA2011FH-096	365599	6162793	I4B	I4B		Bordure nord de l'unité ultramafique, marécage masquant le MAX-MIN	GF HJ SC		AC CL			
GA2011FH-097	365693	6162353	I3A	I3A		À 20 m à l'ESE, la roche est un méla-gabbro moyennement grenu.	GM MA					
GA2011FH-098	365930	6162237	I3A	I3A		Secteur près de l'anomalie EM mais pas de conducteur détecté.	GM HJ GF	GM (2-3 mm)	PG(55) HB(35) AC(10)			
GA2011FH-099	365960	6162140	S2	S2			GF GM SC HK		PG(60) BO(20) QZ(20)			PO(0.5)
GA2011FH-100	366033	6162042	V4B	V4B		Moyennement magnétique (<2000), la granulométrie et l'allure générale de la roche diffèrent de celles des sills ultramafiques, aspect volcanique comme pour les basaltes.	GF MA		AC CL OP			MG

GA2011FH-101	365962	6161893	I4I	I4I		Très fortement magnétique, sill de péridotite de 10-12 m de largeur injecté dans V4B, à 5 m au sud il y a un autre sill de I4I de 2-3 m de large parallèle à celui-ci ainsi que beaucoup de I3A.	GM MA CU		ST OP			MG
GA2011FH-102	365935	6161879	I4I	I4I		Presque I4M, fortement magnétique (<3000), partie la plus magnésienne du sill de I4I.	GM MA MF	GM (1-2 mm), mésocumulat?	ST OP TM	>80% ST-MG, <20% TM		
GA2011FH-103	365984	6161761	V4B	V4B		Moyennement magnétique (<2000).	GM SC CI	Quelques coussins mal formés	AC CL OP			MG
GA2011FH-104	365994	6161722	V4B	V4B M8		Moyennement magnétique (<2000)	GF GM SC CS HK		CL AC OP	Beaucoup plus de chlorite que d'actinote		MG
GA2011FH-105	365854	6161860	I4I	I4I		Fortement magnétique (<4000), unité qui semble être intrusive dans la séquence de V4B, s'élargit vers l'ouest.	GM GG HK MF	Texture de mésocumulat avec olivine serpentinisée de <3 cm (à moins qu'il s'agisse entièrement d'olive métamorphique.	ST(70) OP(5) TM(25)			MG(5)
GA2011FH-106	365863	6161865	V4B	V4B		Moyennement magnétique. Le sill de I4I se situe à 1 m au nord de cet affleurement.	GM HK SX	Spinifex à certains endroits				MG
GA2011FH-107	362894	6158433	S9B	S9B		Patine rayée noir et blanc, très fortement magnétique (<12000)	RU GF HJ	Rubanement (litage) mm à cm, bien régulier	OP(50) QZ(45) AC(5)			
GA2011FH-108	362928	6158251	V3B	V3B	V1D	Mauvaise qualité d'affleurements, non magnétique, Litho 2: dyke V1D de 15-20 cm de large.	GF HK FO	GF (1 mm)				PY(0.1)
GA2011FH-109	362967	6158179	V3B	V3B		À 20 m au nord, il y a une bande de 10 m d'épais qui semble être un grès quartzitique dans la même orientation que le V3B.	GF MA SC HK	De masssif à légèrement schisteux.	PG(60) AC(35) CL(3) EP(2)			
GA2011FH-110	363057	6158034	V3B	V3B M8			GF SC HK		AC CL PG EP	faible quantité d'épidote	EPI(5,5) SIL(5,5)	
GA2011FH-112	364070	6158185	V3B	V3B			GF HJ FO		PG AC CL BO	2% BO		
GA2011FH-113	364473	6158416	V3B	V3B			GF SC HK	Légèrement schisteux, hétérogène à cause des veinules de PG.				
GA2011FH-114	364503	6158461	S9B	S9B		Tendance à se débiter en CS, impossible d'évaluer l'épaisseur.	GF ZR		OP QZ GP			

GA2011FH-115	364705	6158601	V3B	V3B			GF FO	Foliation irrégulière			EPI	
GA2011FH-116	364876	6158717	V3B	V3B			GF FO HK	Légèrement folié				
GA2011FH-117	364944	6158703	V3B	V3B			GF FO HJ	GF (1 mm)	PG(30) AC(40) CL(30)			
GA2011FH-118	364977	6158804	S9B	S9B		Conducteur sub-affleurant, très fortement magnétique (15000)	RU CS	Légèrement cisaillé	QZ OP CL GP			MG(65) PY(3)
GA2011FH-119	365094	6158873	S9B	S9B			GF RU CS	Légèrement cisaillé, piètre qualité pour voir les textures.	OP(72) QZ(27) GP(1)			MG(70) PY(2)
GA2011FH-120	364545	6159301	V3B	V3B		Boussole non fiable dans le secteur.	GF FO		AC PG CL			
GA2011FH-121	364379	6159256	V3B	V3B		Boussole non fiable dans le secteur.						
GA2011FH-122	365413	6162318	I3A	I3A		Contact intrusif, irrégulier et à faible pendage vers l'ouest avec le I4B au-dessus.	GM HJ MA		HB AC PG	50% HB-AC, 50% PG, peut-être un peu de QZ associé au PG.		
GA2011FH-123	365410	6162330	I4G	I4G		Moyennement magnétique (<1600), se trouve au-dessus du I4B duquel il est séparé par une zone de cisaillement.	GM	GM (1-2 mm)	AC TM ST OP			MG
GA2011FH-124	365419	6162314	I3A	I3A			GM HJ MA		HB AC PG	50% HB-AC, 50% PG		
GA2011FH-125	365469	6162317	I3A	I3A			GM HJ MA	GM (<3 mm)	PG(40) HB(40) AC(15) CL(5)			
GA2011FH-126	365469	6162308	S2	S2		Bordure sud de la zone affleurante, ce S2 n'affleure que sur 2-3 m d'épais avec de disparaître sous un marécage	GF FO HJ		PG(60) QZ(20) BO(20)			
GA2011FH-127	365402	6162262	V1	V1		Tuf felsique à cristaux, litho 2 = dyke I3A de 80 cm d'épais.	TX GF HK FO	Légèrement folié				
GA2011FH-128	365402	6162273	I4B	I4B M8		Zone entre le V1, TX (au sud) et l'ultramafique (au nord).	SC CS GF GM HK ZR	De GF à GM	AC BO			PO(4) CP(0.1)
GA2011FH-129	365400	6162271	I4G	I4G		Moyennement magnétique, 3% de porphyroblastes de AC-TM à distribution homogène.	GM MA HJ ZR	GM (<4 mm), légèrement rouillé	TM AC ST OP			MG PO(4) CP(0.1)

GA2011FH-130	365396	6162243	V1	V1	I3A	Tuf felsique à cristaux, partie sud-est de la tranchée, litho 2: deux dykes de I3A (10 cm et 30-50 cm de large)	GF PQ FO	Légèrement folié				
GA2011FH-131	365389	6162248	I3A	I3A			GF MA PQ	Les aiguilles d'amphiboles pourraient correspondrent à des "quench crystals" de pyroxène retrouvés sur 8 m depuis l'éponte de l'unité.	PG(40) AC(60)	15% des AC forment de fines aiguilles enchevêtrées de 1 cm de long par <2 mm de large.		
GA2011FH-132	365383	6162254	I4B	I4B		Les 3-4 premiers mètres (côté sud) sont assez cisaillés en direction NE-SW.	MA CS GM	De massif à cisaillé.	AC(95) BO(5)	5% de porphyroblastes de BO (3-5 mm) à distribution homogène.		
GA2011FH-133	368721	6166107	V1D	V1D		Presque rhyolitique	GF FO ZR	Légèrement rouillé	PG(63) QZ(25) BO(10) OP(2)			PO(2)
GA2011FH-134	368764	6166150	S9D	S9D		Rouillé et conducteur (max 4000-5000 HFR, 650 LFR), ancien MS-GA-00-87.	ZR RU GF		QZ AC CL OP			PO(15) CP(0.5)
GA2011FH-135	368763	6166285	I1G	I1G		Plusieurs I1G dispersés dans un rayon de 40 m.	GG MA HK	Lamelles d'exsolution de quartz dans certains feldspaths	PG FK QZ MV	FK blanc légèrement rosé		
GA2011FH-136	368719	6166298	I1G	I1G			GG MA HK		PG FK QZ MV	FK blanc légèrement rosé		
GA2011FH-137	368692	6166365	I4I	I4I		Fortement magnétique, presque dunitique.	MA MF HJ	20% de PX interstitiel	ST OP AC TM	20% AC-TM		MG
GA2011FH-138	368622	6166371	S2	S2		Escarpement légèrement rouillé, non magnétique, composition dacitique.	GF FO HJ	GF (1 mm)	PG(60) QZ(22) BO(15) OP(3)			PY(3)
GA2011FH-139	368603	6166410	M8	S2 M8		Patine beige pâle rouillée et cisaillé, zone de cisaillement d'au moins 3 m de large.	GM CS	GM (<2 mm)	SR QZ OP	Beaucoup de séricite		PY(2)
GA2011FH-140	365379	6162324	S2	S2			GF HJ		QZ PG BO	QZ plus abondant que PG, 15% BO.		
GA2011FH-046	364867	6162198	M8	I4G M8		Faiblement magnétique (<2500)	SC		CL AC ST OP	Jusqu'à 70% chlorite		MG
GA2011FH-047	364825	6162189	I4G	I4G		Peut-être I4I, moyennement magnétique (1500-3500)	CS		ST(45) AC(20) TM(15) CL(15) OP(5)			MG(5)
GA2011FH-048	364704	6162147	I4B	I4B			GM HJ MA	GM (2-3 mm)	AC(90) CL(10)			

GA2011FH-049	364699	6162162	I4B	I4B			GM MA CS	GM (<3 mm), de massif à très légèrement cisaillé.	AC(90) CL(10)			
GA2011FH-050	364587	6162089	I3A	I3A		Varie de gabbro sensu-stricto à méla-gabbro (style I4B)	GM HK MA CS	Varie de massif à cisaillé localement, GM (<3 mm)	HB AC PG	80% HB actinolitisée, 20% plagioclase interstitiel aux minéraux ferro-magnésiens.		PY(0.1)
GA2011FH-051	364580	6162109	I4I	I4I		Moyennement à fortement magnétique	GM HJ MA		ST(55) AC(25) TM(15) OP(5)	TM de 2-3 mm tardive non orientée (métasomatisme)		
GA2011FH-052	364553	6162136	I4I	I4I		Cumulat visible par les OV serpentinées en relief négatif. Magnétisme moyen à fort (2000-4000).	GM HK	GM (<5 mm)	ST OP			MG
GA2011FH-053	364377	6162236	I4I	I4I		Fortement magnétique (<5000, localement jusqu'à 10000)	GM HJ MA SC	De massif à légèrement cisaillé, très localement cumulat	ST(75) TM(15) OP(10)	TM avec AC		MG(10)
GA2011FH-054	364280	6162361	I3A	I3A		Ancienne tranchée de 5 m x 3 m.	GM MA	GM (1-2 mm), CX en position cumulus	HB AC PG	60% HB-AC, 40% PG		
GA2011FH-055	364238	6162378	I4G	I4G		Ancien test pit de 1.5 m x 2 m.	GM		AC(55) ST(27) CL(15) OP(3)			MG(3)
GA2011FH-056	364130	6162302	I4I	I4I			GM MA		ST TM OP			MG
GA2011FH-057	364126	6162127	I4I	I4I		Fortement magnétique, contact nord masqué par un champ de blocs de 30 m nord-sud	GM MA HJ		ST TM AC OP			MG
GA2011FH-058	364164	6162116	I4I	I4I		Fortement magnétique (4000-5000), localement il y a des zones diffuses ressemblant à un cumulat loosely-packed (mais pas convaincu)			ST TM AC OP			MG
GA2011FH-059	364114	6162071	I4I	I4I		Fortement magnétique (6000)	GM MA HJ	Texture léopard causée par cumulat?	ST TM AC OP			MG
GA2011FH-060	364066	6162044	I4I	I4I		Fortement magnétique (6000), "embayment" du dyke Nancy?	GM HJ MA		ST TM AC OP			MG
GA2011FH-061	364026	6162035	I3A	I3A		I3A en contact avec le dyke Nancy.	MA HJ GM	GM (<2 mm)	HB AC PG	65% HB-AC, 35% PG interstitiel à HB-AC		
GA2011FH-141	365401	6162335	S2	S2		Bande de S2 de 10-15 m d'épaisseur qui passe directement devant le GA-99-004.	HJ GF					
GA2011FH-142	365460	6162269	I3A	I3A			GM HJ MA	GM (<2 mm)	AC(55) PG(45)			

GA2011FH-143	365446	6162251	I3A	I3A			MA GF HJ	GF (1 mm)	AC(55) PG(40) QZ(5)			
GA2011FH-144	365411	6162246	I3A	I3A								
GA2011FH-145	365562	6162264	I4I	I4I		Juste à la limite du I4G/I4I, fortement magnétique	GM MA HJ	GM (2 mm)	ST TM OP OP	50% ST-MG, 50% TM		MG
GA2011FH-146	364478	6158849	S9B	S9B		Au moins 3-4 m d'épais, côté SE recouvert par la mousse.	GF HJ RU		OP(60) AC(20) QZ(20)			MG(60)
GA2011FH-147	364808	6158954	S9B	S9B		Très fortement magnétique (<50000), épaisseur possible d'environ 15 m selon réponse du beep-mat (sous la mousse).	RU GF HJ		OP QZ AC			PY(0.5) MG(60)
GA2011FH-148	364860	6158929	S9B	S9B		Très fortement magnétique (40000), niveau différent de celui du GA2011-FH-147 à moins que la S9 soit fortement plissée.	GF RU	Plissé	OP(65) QZ(30) AC(5)			MG(65)
GA2011FH-149	364884	6158913	I1D	I1D		Non magnétique, seul occurrence de cette unité dans le secteur.	GM FO	GM (<4 mm), aspect bréchique des PG	PG(85) QZ(15)			
GA2011FH-150	363450	6162364	S2	S2 M8			SC GF HJ		SR QZ PG			PY(0.1)
GA2011FH-151	363439	6162424	I4G	I4G		Faiblement à moyennement magnétique.			AC(80) ST(17) OP(3)			MG(3)
GA2011FH-152	363457	6162435	I4G	I4G		Moyennement magnétique (2500), indice Pyrox (tranchée Pyrox B).	GM HJ CS	GM (2 mm), légèrement cisaillé	AC(75) ST(17) TM(5) OP(3)			PO(3) CP(0.1)
GA2011FH-153	363556	6162588	S2	S2		Partie est de la tranchée Pyrox C (indice Pyrox).	GF MA		QZ(70) AT(20) BO(10)			PO(0.5) CP(0.1)
GA2011FH-154	363469	6162510	I4I	I4I		Fortement magnétique	GM MA HJ		ST(65) TM(30) OP(5)		CAR	MG(5)
GA2011FH-156	371115	6163862	I4I	I4I		Présence d'OV métamorphique serpentinisée	GG MA HJ		ST(45) TM(40) AC(8) OP(5) CL(2)			MG(5)
GA2011FH-157	371241	6163710	I4G	I4G		Moyennement magnétique	GM MA HJ		AT ST TM OP	Anthophyllite en amas fibro-radiés de 1 cm de long		MG

GA2011FH-158	363815	6162037	I4B	I4B		Partie rouillée au centre de la tranchée (TR-01-3839), déjà rainuré, très légèrement magnétique où présence de PO.	ZR GM CS HJ		AC(85) ST(8) OP(7)			PO(5) MG(1) CP(0.5)
GA2011FH-159	362707	6162333	I4B	I4B			MA HJ GM	GM (<5 mm)		AM grossière amphibolitisée		
GA2011FH-160	362677	6162267	I4G	I4G		Très légère rouille, moyennement rouillé.	GM MA HJ	GM (2-3 mm)	AC(80) ST(17) OP(3)			PO(0.5)
GA2011FH-161	361518	6157582	S9B	S9B		Patine noire bréchique, plus de 10 m d'épaisseur, pas de litage, très fortement magnétique, fragments anguleux riches en EP et aussi riches en FK-EP-(QZ), encaissée dans V3B.	GF BR HK		OP(48) QZ(40) EP(8) FK(2) GP(2)			MG(48)
GA2011FH-162	361508	6157581	S9B	S9B		Fines laminations mm bien définies, formation de fer d'au moins 8 m d'épais avant de disparaître sous la mousse des deux côtés.	GF SA HK		OP(75) QZ(25)		EPI(8,1)	MG(75)
GA2011FH-163	361465	6157551	V3B	V3B		Présence de pseudo-fragments de I3A à porphyroblastes de hornblende mylonitique délimités par des structures plus cassantes.	GF HK FO					
GA2011FH-001	363214	6162217	I4G	I4G		Ressemble à I4B, mag 400-700, peut-être en bordure du dyke Nancy	GM MA AC HJ	GM (<5 mm)	AC CL ST OP			PO(0.1)
GA2011FH-002	363105	6162309	I4B	I4B M16	I3A	Affleurement dans un creux topo E-W, litho 2 (méla-gabbro) concentrée dans des poches dispersées à travers I4B	GM MA HJ	HJ = sauf poches gabbroïques	AC CL PG	Peu de plagioclase		PO(0.1)

Appendix III: Description of boulders

Boulders	Easting	Northing	Map Lithol	Main Litho	Secondary Litho	Description	Texture Code	Texture Description	Mineral Code	Mineral description	Alt Code	Mineralisation Code
GA2011FH-073	367379	6167862	S9D	S9D		Bloc rouillé anguleux de 20 cm x 60 cm x 20 cm dans un champ de blocs. Fortement magnétique.	GF GM MA SA	De GF à GM (<2 mm)	PG(45) AM(25) OP(20) GR(10)			MG(15) PY(5)
GA2011FH-076	366421	6167948	I4M	I4M		Une douzaine de blocs ultramafiques sub-métriques de même composition, sub-en-place, fortement magnétique (<3500).	MA HJ GM		ST(90) OP(5) TM(5)			MG(5) PO(0.5)
GA2011AMB-050	367724	6167425	I4B	I4B M16		Bloc non magnétique sauf sur les amas de PO.	GM HJ AE LF ZR		CL(77) AM(10) BO(10) OP(3)		CHL(8,1 0)	PY(2) PO(1)
GA2011AMB-051	366653	6167546	S9B	S9B		Boulder de 5 m (ou 50 cm) par 1.5 m	SA GF	Alternance de bandes de chert et d'oxydes. Microlités.	CH(35) GR(5) OP(60)	Est-ce vraiment du grenat?		MG(45) HM(14) PO(1)
GA2011AMB-067	370588	6165900	S2	S2		Bloc minéralisé de 2 m x 1 m x 0,5 m totalement rouillé	GF SA		QZ(40) PG(50) BO(5) OP(5)			PY(5)
GA2011BMT-001	363438	6161828	I4G	I4G		I4G ou I4B, boulder de 1.5 m x 3 m, magnétique (<4000).	GM HJ MA		ST(35) TM(25) AC(25) OP(15)			MG(10) CP(1) PO(4)
GA2011BMT-002	363329	6161793	I4G	I4G		Magnétique (<6000), boulder 4 m x 3 m.	GM HJ MA		ST(47) TM(25) AC(10) TC(5) OP(13)			MG(13) PO(0.1) PY(0.1)
GA2011PS-001	363451	6161811		I1D M3		Bloc intrusif felsique de 0.15 m x 0.3 m x 0.15 m	FO OE GM HJ		PG QZ BO SR			PO(3)

GA2011PS-002	363441	6161865	V1D	V1D		Bloc sub-anguleux de 0.7 m x 0.7 m x 0.6 m. Près de l'affleurement FH-GA-08-087.	GF HK FO		QZ PG BO			PO(3)
GA2011PS-058	370583	6165928		I3A		Bloc sub-arrondi de 1.2 m x 1.5 m x 1 m.	GM HK		AM(83) PG(10) CL(7)	<10% de PG localement (quasiment pyroxénitique).	SIL(10,1)	PY(4) PO(4)
GA2011PS-068	366019	6161850	S9D	S9D		Bloc arrondi de 0.5 m x 0.15 m x 0.3 m	GF HK	Présence de lits cherteux	AM(50) QZ(25) PG(15) CL(7) PH(3)			PO(7) PY(4) MG(0.5)
GA2011PS-086	365131	6162405	F1	F1		Bloc arrondi de 0.5 m x 1 m x 0.35 m. Probablement une formation de fer sulfurée (S9E).	GM HK MA		AM(75) QZ(10) GP(10) PG(5)			PY(70)
GA2011PS-088	364924	6162221	I4B	I4B M16	I1G	Bloc sub-anguleux de 0.3 m x 0.2 m x 0.1 m	SC HJ FO	Injection de pegmatite	AM(80) CL(15) PG(5)			MO(1)
GA2011PS-091	368321	6166114	S3	S3		Bloc sub-anguleux de 0.3 m x 0.7 m x 0.1 m, peut-être une roche volcanique	SC GF HJ		BO(38) PG(35) QZ(20) AM(7)		BIO(2,10)	PO(5)
GA2011PS-092	368439	6166068	S3	S3		Bloc sub-arrondi de 0.3 m x 0.1 m x 0.15 m.	GM HJ SC		PG(35) QZ(30) BO(25) CL(5) AM(5)			PO(5)
GA2011PS-097	363510	6162160	S2	S2		Bloc arrondi de 0.5 m x 0.4 m x 0.1 m provenant probablement de la tranchée Nancy	GF FO HJ		QZ(46) PG(50) BO(4)			PY(0.1)

GA2011FH-012	362500	6162211	I4G	I4G		Bloc anguleux rouillé assez plat (60 cm x 20 cm x 15 cm). Intéressant car down-ice du dyke Nancy à proximité de l'anomalie AeroTEM.	MA GM		AC CL ST OP	Peu de ST et de MG		MG PO(3) CP(0.5)
GA2011FH-077	366431	6167963	I4M	I4M		Champ de blocs de péridotite, fortement magnétique.	GM MA HJ		ST(90) OP(5) TM(5)			MG(5) PO(0.5)
GA2011FH-083	369508	6165794	F1	F1		Petit boulder rouillé de 30 cm x 20 cm x 15 cm arrondi. Sulfures massifs provenant d'une S9E. Très fortement magnétique.			OP(78) QZ(18) AC(2) GP(2)			PO(48) PY(30)
GA2011FH-111	363723	6157941	S11	S11		Boulder partiellement rouillé détecté par le beep-mat sous la mousse, conducteur 2100 HFR et 1000 LFR			QZ(88) OP(10) GP(2)			PY(10)
GA2011FH-155	371160	6163928	F1	F1		Bloc rouillé (70 cm x 40 cm x 30 cm) échantillonné par I. Lafrance en 2008 (IL-GA-08-174) et par un autre avant. Sulfure massif d'un S9E avec valeurs anomales en Ni-Cu-Au-Pt-Pd.			OP(70) QZ(30)			PO(60) PY(10)

GA2011FH-003	363458	6161806	I4B	I4B		Bloc sub-anguleux partiellement rouillé (60 cm x 40 cm x 50 cm), vert moyen, non mag sauf sur pyrrhotite, champ de blocs recouvert de mousse, ressemble à V3B	GF GM HK	GF à GM	CL AC			PO(3) CP(0.1)
GA2011FH-004	363523	6161777	I3A	I3A		Petit bloc partiellement rouillé (50 cm x 15 cm x 25 cm), moyennement magnétique.			HB AC PG OP	65% HB-AC, 20% PG	EPI(5,1)	MG PO(15)

Appendix IV: Certificates of analyses

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 17- AOUT- 2011
Compte: MINVIR

CERTIFICAT SD11134858

Projet: LAC GAYOT

Bon de commande #:

Ce rapport s'applique aux 11 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 18-JUIL- 2011.

Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
OA- GRA05	Perte par calcination à 1 000 C	WST- SEQ
Au- AA23	Au 30 g fini FA- AA	AAS
ME- XRF21u	Minerai de fer par la fusion de XRF- (u)	XRF

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 17- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134858

Méthode	WEI- 21	Au- AA23	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u	ME- XRF21u
élément	Poids reçu	Au	Al2O3	As	Ba	CaO	Cl	Co	Cr2O3	Cu	Fe	K2O	MgO	Mn	Na2O
unités	kg	ppm	%	%	%	%	%	%	%	%	%	%	%	%	%
Description échantillon L.D.	0.02	0.005	0.01	0.001	0.001	0.01	0.001	0.001	0.001	0.001	0.01	0.01	0.01	0.001	0.005
232604	1.44	0.006	1.08	0.001	0.007	2.30	0.001	0.002	0.005	0.002	27.17	0.03	0.92	0.054	0.045
232606	0.68	<0.005	8.93	0.001	0.063	3.22	0.002	0.002	0.004	0.004	19.15	1.50	2.27	0.059	1.995
232607	0.82	0.009	0.37	0.002	0.011	1.07	0.001	0.002	0.005	0.001	30.07	0.11	1.33	0.044	0.023
232535	0.73	0.217	0.79	<0.001	0.001	1.61	0.007	0.002	0.004	0.004	21.85	0.11	1.41	0.045	0.022
232536	1.10	<0.005	0.32	0.004	0.016	1.84	0.003	0.003	0.005	0.001	40.66	0.03	0.90	0.053	0.030
232537	0.83	0.030	0.51	0.001	0.003	0.34	0.019	0.002	0.004	0.003	24.05	0.05	1.03	0.054	0.016
232543	0.83	<0.005	12.05	0.001	0.079	2.98	0.008	0.002	0.004	0.008	8.64	2.03	2.23	0.051	3.84
232544	1.15	<0.005	0.13	0.004	0.074	0.68	0.001	0.003	0.005	0.001	38.58	0.11	0.89	0.037	0.053
232545	1.03	0.007	0.17	0.004	0.013	1.55	0.005	0.003	0.005	0.001	39.22	0.02	0.41	0.047	0.026
232976	0.75	0.354	0.87	0.003	0.008	1.48	0.001	0.001	0.005	<0.001	35.67	0.05	1.44	0.036	0.106
232977	0.56	<0.005	13.25	0.001	0.070	4.41	0.001	<0.001	0.003	0.010	6.32	2.51	2.08	0.067	2.99

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 17-AOUT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134858

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF21u Ni % 0.001	ME-XRF21u P % 0.001	ME-XRF21u Pb % 0.001	ME-XRF21u S % 0.001	ME-XRF21u SiO2 % 0.05	ME-XRF21u Sn % 0.001	ME-XRF21u Sr % 0.001	ME-XRF21u TiO2 % 0.01	ME-XRF21u V % 0.001	ME-XRF21u Zn % 0.001	ME-XRF21u Zr % 0.001	ME-XRF21u Total % 0.01	OA-GRA05 LOI % 0.01
232604		0.001	0.085	0.002	0.046	55.7	<0.001	0.008	0.01	0.001	0.003	0.002	98.84	-0.56
232606		0.001	0.063	0.003	0.072	53.6	<0.001	0.036	0.25	0.004	0.005	0.010	99.58	-0.08
232607		0.001	0.099	0.003	0.261	53.4	<0.001	0.003	0.01	0.002	0.005	<0.001	99.44	-0.83
232535		0.001	0.063	0.003	0.510	61.4	<0.001	0.007	0.01	<0.001	0.003	0.004	99.84	1.73
232536		0.001	0.049	0.002	0.527	37.6	<0.001	0.001	0.01	0.003	0.003	0.001	100.20	-0.22
232537		0.001	0.057	0.003	1.105	60.0	<0.001	0.005	0.01	0.001	0.002	0.003	100.30	0.96
232543		<0.001	0.047	0.003	0.053	62.5	<0.001	0.040	0.29	0.003	0.006	0.016	100.10	1.28
232544		0.001	0.016	0.003	0.109	42.7	<0.001	0.001	<0.01	0.004	0.003	0.001	98.69	-1.48
232545		0.001	0.081	0.001	0.008	41.5	<0.001	<0.001	0.01	0.003	0.003	<0.001	98.81	-1.29
232976		0.001	0.018	0.001	0.150	45.0	<0.001	<0.001	0.03	0.005	0.002	<0.001	99.52	-0.94
232977		0.001	0.047	0.001	0.287	62.4	<0.001	0.054	0.27	0.002	0.008	0.019	100.05	2.03

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 22- AOUT- 2011
Compte: MINVIR

CERTIFICAT SD11134859

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 52 échantillons de carotte forage soumis à notre laboratoire de Val d'Or, QC, Canada le 11-JUIL-2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um
CRU-QC	Test concassage QC
PUL-QC	Test concassage QC

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ni-AA62	Teneur marchande Ni - quatre acides / AA	AAS
Ag-AA61	Trace Ag - direction quatre acides	AAS
ME-XRF06	Roche totale - XRF	XRF
Co-AA61	Trace Co - Digestion quatre acides	AAS
Cu-AA61	Trace Cu - Digestion quatre acides	AAS
Ni-AA61	Trace Ni - Digestion quatre acides	AAS
S-IR08	Soufre total (Leco)	LECO
PGM-ICP23	Pt, Pd et Au 30 g FA ICP	ICP-AES
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 22-AOUT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134859

Description échantillon / Méthode élément unités L.D.	WEI-21 Poids reçu kg 0.02	Ag-AA61 Ag ppm 0.5	Co-AA61 Co ppm 5	Cu-AA61 Cu ppm 2	Ni-AA61 Ni ppm 5	Ni-AA62 Ni % 0.001	PGM-ICP23 Au ppb 1	PGM-ICP23 Pt ppb 5	PGM-ICP23 Pd ppb 1	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01
232581	0.66	<0.5	<5	11	23		<1	<5	<1	67.29	15.78	3.90	1.65	1.43	5.63
232582	0.54	<0.5	7	100	5		<1	<5	<1	71.37	12.60	5.49	1.92	1.47	2.41
232583	0.64	<0.5	91	123	1005		<1	13	17	45.52	6.52	12.62	4.96	23.81	0.18
232584	0.54	<0.5	85	85	988		<1	12	10	43.60	7.46	11.54	6.17	23.29	0.20
232588	0.68	0.9	243	1955	>10000	1.250	16	238	894	42.89	6.31	12.65	7.17	21.40	0.19
232589	0.99	0.7	128	99	60		8	<5	4	14.02	1.15	51.85	1.31	0.78	0.04
232590	0.72	1.0	44	14	231		1000	<5	7	49.49	8.95	11.76	10.58	15.00	1.06
232591	0.84	<0.5	104	9	1855		2	<5	4	38.59	3.81	10.21	2.12	32.57	0.10
232592	0.80	<0.5	89	5	1825		7	5	3	38.63	3.76	10.19	2.14	33.60	0.11
232593	1.43	<0.5	151	3	1945		5	<5	4	38.26	3.77	9.82	1.98	33.50	0.11
232594	0.30	<0.5	21	28	58		2	<5	2	61.42	14.99	6.57	5.34	4.36	2.94
232617	0.60	0.5	14	98	55		4	<5	1	72.35	0.16	15.42	0.59	5.78	0.01
232529	1.39	1.2	6	774	149		8	<5	8	15.16	2.10	58.81	0.91	1.39	0.13
232530	0.67	<0.5	109	8	1930		4	<5	5	40.02	3.07	9.81	2.70	32.29	0.09
232531	0.62	0.5	82	15	1030		9	6	7	47.50	6.46	10.53	6.12	23.43	0.20
232532	0.91	<0.5	79	26	819		3	11	14	42.18	7.91	12.75	7.12	22.52	0.34
232533	0.51	<0.5	91	21	1955		<1	<5	5	40.57	3.05	8.76	1.07	34.90	0.09
232538	0.45	<0.5	15	33	33		<1	<5	<1	68.83	16.08	2.29	2.18	1.64	4.04
232539	0.54	<0.5	9	83	60		1	<5	1	75.11	2.25	9.87	4.79	4.51	0.32
232540	0.64	<0.5	108	34	2270		<1	<5	3	37.78	1.48	8.79	<0.01	37.11	0.09
232541	0.57	<0.5	11	82	20		<1	<5	1	65.33	13.89	6.97	2.12	2.80	2.83
232546	0.68	1.2	174	1045	7110		8	270	645	46.59	5.41	11.05	8.87	21.33	0.22
232547	0.70	<0.5	50	136	1110		4	9	14	71.95	8.39	8.00	0.42	8.25	0.58
232548	0.65	<0.5	90	38	1710		<1	9	13	44.10	4.09	9.03	3.68	28.76	0.10
232657	0.83	<0.5	48	329	379		1	<5	6	53.92	13.44	10.58	5.94	9.88	3.85
232618	0.52	<0.5	227	2160	>10000	1.320	44	361	1390	45.13	6.10	13.92	4.77	21.92	0.14
232974	0.55	<0.5	84	78	1045		<1	16	23	45.58	4.88	11.20	8.22	24.27	0.16
232980	0.80	<0.5	104	15	1805		<1	8	10	40.28	2.06	7.61	2.89	33.78	0.09
232981	0.51	<0.5	13	25	52		<1	<5	3	61.98	16.25	3.84	2.43	2.94	7.27
232982	0.53	<0.5	91	693	3450		2	50	254	51.00	4.10	9.16	11.20	19.82	0.83
232983	0.49	<0.5	16	9	99		<1	<5	2	67.00	15.00	4.14	2.75	2.71	7.12
232984	1.02	1.1	1970	5830	>10000	9.26	3	1485	1800	2.92	1.03	55.81	0.79	0.99	0.06
232985	0.89	<0.5	283	1530	>10000	1.335	<1	110	733	45.05	5.12	13.39	6.64	21.44	0.20
232986	0.70	<0.5	35	43	94		<1	<5	5	53.02	14.69	10.66	8.02	6.98	4.31
232987	0.58	<0.5	60	356	579		5	9	13	46.42	8.90	11.22	8.64	18.20	0.92
232988	0.46	<0.5	47	337	517		<1	8	25	52.67	13.86	10.24	9.75	7.87	3.81
232989	0.47	0.6	206	1380	7550		3	174	602	40.39	5.40	14.82	3.17	27.32	0.10
232990	0.60	<0.5	51	159	241		<1	9	14	51.54	12.09	11.43	9.46	10.79	1.75
232991	0.64	<0.5	7	39	39		6	<5	3	71.00	14.53	3.70	2.32	1.03	5.82
232992	0.69	<0.5	156	967	4850		3	129	416	39.66	5.00	12.74	2.98	30.08	0.10

Commentaire: ME-XRF06: Samples with low total were rechecked and confirmed.

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 22- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134859

Description échantillon / Méthode élément unités L.D.	ME-XRF06 K2O % 0.01	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.001	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01	ME-XRF06 Total % 0.01	S-IR08 S % 0.01
232581	2.16	<0.01	0.54	0.04	0.115	0.01	0.08	1.42	100.05	0.65
232582	2.85	<0.01	0.23	0.13	0.037	0.01	0.09	1.24	99.86	0.65
232583	0.04	0.51	0.33	0.16	0.008	<0.01	<0.01	5.03	99.70	0.33
232584	0.04	0.37	0.33	0.19	0.007	<0.01	<0.01	5.70	98.90	0.16
232588	0.03	0.51	0.32	0.13	0.010	<0.01	<0.01	6.63	98.24	2.60
232589	0.09	0.02	0.04	0.05	0.004	<0.01	0.01	29.00	98.36	35.5
232590	0.34	0.05	0.41	0.23	0.037	0.01	0.01	1.67	99.59	0.24
232591	0.01	0.27	0.16	0.09	<0.001	<0.01	<0.01	10.30	98.23	0.21
232592	0.02	0.28	0.15	0.09	0.004	<0.01	<0.01	10.15	99.12	0.08
232593	0.01	0.27	0.16	0.10	<0.001	<0.01	<0.01	10.50	98.46	0.11
232594	2.55	0.02	0.50	0.11	0.283	0.07	0.10	0.98	100.25	0.03
232617	0.01	<0.01	0.01	0.35	0.055	<0.01	<0.01	4.11	98.84	6.31
232529	0.09	0.02	0.10	0.07	0.015	<0.01	0.01	19.45	98.25	32.8
232530	0.01	0.52	0.15	0.12	0.001	<0.01	<0.01	9.64	98.41	0.15
232531	0.02	0.50	0.29	0.15	0.011	<0.01	<0.01	4.68	99.88	0.12
232532	0.03	0.40	0.39	0.17	0.018	<0.01	<0.01	5.35	99.19	0.21
232533	0.01	0.25	0.15	0.14	0.002	<0.01	<0.01	10.60	99.58	0.18
232538	2.85	0.01	0.36	0.05	0.063	0.02	0.04	1.21	99.65	0.08
232539	0.06	0.01	0.07	0.20	0.024	<0.01	<0.01	2.98	100.20	3.38
232540	0.01	0.39	0.06	0.07	0.003	<0.01	<0.01	12.65	98.42	0.10
232541	2.46	0.01	0.51	0.09	0.058	0.02	0.06	2.39	99.54	1.62
232546	0.03	0.51	0.21	0.14	0.008	<0.01	<0.01	3.74	98.11	1.52
232547	0.67	0.37	0.40	0.02	0.017	0.01	0.01	1.18	100.25	0.10
232548	0.02	0.30	0.20	0.10	0.005	<0.01	<0.01	7.97	98.36	0.13
232657	0.41	0.11	0.61	0.14	0.054	0.02	0.02	0.84	99.81	0.53
232618	0.02	0.49	0.32	0.12	0.014	<0.01	<0.01	5.34	98.28	2.63
232974	0.04	0.35	0.27	0.16	0.175	0.01	<0.01	4.80	100.10	0.14
232980	0.01	0.70	0.08	0.14	<0.001	<0.01	<0.01	10.70	98.34	0.11
232981	2.47	0.01	0.42	0.09	0.115	0.03	0.08	0.81	98.74	0.51
232982	0.09	0.29	0.16	0.11	0.001	<0.01	0.01	2.44	99.22	0.76
232983	0.08	0.01	0.45	0.12	0.089	0.01	0.01	0.26	99.74	0.02
232984	0.03	0.12	0.07	0.03	0.004	<0.01	0.01	21.00	82.87	33.4
232985	0.02	0.42	0.27	0.12	0.018	<0.01	0.01	5.92	98.62	3.44
232986	0.59	0.04	0.72	0.16	0.229	0.05	0.05	0.47	99.99	0.01
232987	1.16	0.29	0.42	0.19	0.018	<0.01	0.02	3.22	99.62	0.05
232988	0.11	0.06	0.64	0.14	0.056	0.02	0.02	0.58	99.83	0.13
232989	0.02	0.58	0.31	0.17	0.012	<0.01	<0.01	6.33	98.63	1.50
232990	0.69	0.09	0.54	0.19	0.032	0.02	0.02	0.75	99.39	0.13
232991	0.65	0.01	0.36	0.06	0.086	0.03	0.04	0.48	100.10	0.18
232992	0.01	0.68	0.26	0.14	0.004	<0.01	<0.01	7.08	98.74	0.79

Commentaire: ME-XRF06: Samples with low total were rechecked and confirmed.

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date:
22- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134859

Description échantillon	Méthode / élément / unités / L.D.	WEI- 21 Poids reçu kg 0.02	Ag- AA61 Ag ppm 0.5	Co- AA61 Co ppm 5	Cu- AA61 Cu ppm 2	Ni- AA61 Ni ppm 5	Ni- AA62 Ni % 0.001	PGM- ICP23 Au ppb 1	PGM- ICP23 Pt ppb 5	PGM- ICP23 Pd ppb 1	ME- XRF06 SiO2 % 0.01	ME- XRF06 Al2O3 % 0.01	ME- XRF06 Fe2O3 % 0.01	ME- XRF06 CaO % 0.01	ME- XRF06 MgO % 0.01	ME- XRF06 Na2O % 0.01
232993		1.00	<0.5	122	669	4410		66	67	283	45.25	7.30	11.23	11.05	18.37	0.45
232994		0.66	<0.5	82	49	1895		2	7	10	45.60	4.28	9.34	2.96	30.27	0.10
232995		0.67	4.2	56	453	804		237	14	26	47.00	5.75	11.89	9.43	21.25	0.35
232997		0.49	<0.5	11	20	262		<1	<5	5	66.95	16.70	2.03	2.79	1.87	6.48
232998		0.22	<0.5	89	640	2520		4	63	176	45.45	5.02	10.99	4.31	26.25	0.08
232999		0.27	<0.5	92	543	1590		4	50	141	43.67	7.92	12.19	8.42	21.76	0.53
233000		0.23	<0.5	308	1950	>10000	1.435	2	200	760	42.50	4.46	16.39	5.38	23.34	0.09
232549		0.64	12.7	228	3030	6970		636	81	209	32.86	0.36	46.67	2.18	1.54	0.02
232550		0.72	<0.5	87	88	1635		3	<5	8	52.10	3.56	9.31	0.89	27.87	0.12
232619		0.47	1.5	2820	1915	>10000	7.54	26	32	3450	4.45	1.24	48.29	0.98	0.45	0.13
232620		0.48	<0.5	67	204	1480		71	89	253	45.40	13.25	11.71	14.00	10.44	1.13
232621		0.82	<0.5	149	780	6240		<1	298	457	44.54	5.78	11.42	6.29	24.08	0.15

Commentaire: ME- XRF06: Samples with low total were rechecked and confirmed.

ALS Minerals
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: LAC GAYOT

Finalisée date: 22- AOUT- 2011
Compte: MINVIR

CERTIFICAT D'ANALYSE SD11134859

Description échantillon / Méthode élément unités L.D.	ME- XRF06 K2O % 0.01	ME- XRF06 Cr2O3 % 0.01	ME- XRF06 TiO2 % 0.01	ME- XRF06 MnO % 0.01	ME- XRF06 P2O5 % 0.001	ME- XRF06 SrO % 0.01	ME- XRF06 BaO % 0.01	ME- XRF06 LOI % 0.01	ME- XRF06 Total % 0.01	S- IR08 S % 0.01
232993	1.05	0.27	0.36	0.14	0.033	0.01	0.03	2.68	98.22	1.03
232994	0.01	0.34	0.22	0.15	0.006	0.01	<0.01	5.13	98.41	0.11
232995	0.04	0.39	0.18	0.17	0.002	<0.01	<0.01	3.54	100.00	0.32
232997	0.71	0.01	0.77	0.05	0.122	0.01	0.02	1.32	99.93	0.02
232998	0.01	0.51	0.23	0.15	<0.001	<0.01	<0.01	5.57	98.57	0.50
232999	0.04	0.36	0.37	0.18	0.015	<0.01	<0.01	4.32	99.79	0.27
233000	0.01	0.67	0.21	0.12	0.002	<0.01	<0.01	5.12	98.29	2.88
232549	0.03	0.10	0.01	0.07	0.005	<0.01	<0.01	13.40	97.25	21.2
232550	0.01	0.22	0.15	0.09	<0.001	<0.01	<0.01	5.06	99.37	0.58
232619	0.07	0.05	0.03	0.02	0.021	<0.01	0.01	28.10	83.84	34.8
232620	0.84	0.13	0.55	0.19	0.028	0.03	0.02	2.01	99.72	0.48
232621	0.01	0.56	0.16	0.14	0.011	<0.01	<0.01	5.57	98.71	1.81

Commentaire: ME- XRF06: Samples with low total were rechecked and confirmed.

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date:
15-AOUT-2011
Compte: MINVIR

CERTIFICAT SD11134922

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 10 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 11-JUIL-2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
OA-GRA05	Perte par calcination à 1 000 C	WST-SEQ
Au-AA23	Au 30 g fini FA-AA	AAS
ME-XRF21u	Minerai de fer par la fusion de XRF-(u)	XRF

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: LAC GAYOT

Finalisée date: 15- AOUT- 2011
Compte: MINVIR

CERTIFICAT D'ANALYSE SD11134922

Description échantillon / Méthode élément unités L.D.	WEI- 21 Poids reçu kg 0.02	Au- AA23 Au ppm 0.005	ME- XRF21u Al2O3 % 0.01	ME- XRF21u As % 0.001	ME- XRF21u Ba % 0.001	ME- XRF21u CaO % 0.01	ME- XRF21u Cl % 0.001	ME- XRF21u Co % 0.001	ME- XRF21u Cr2O3 % 0.001	ME- XRF21u Cu % 0.001	ME- XRF21u Fe % 0.01	ME- XRF21u K2O % 0.01	ME- XRF21u MgO % 0.01	ME- XRF21u Mn % 0.001	ME- XRF21u Na2O % 0.005
232597	4.12	<0.005	0.48	0.004	0.038	1.22	0.001	0.003	0.005	0.001	40.31	0.33	1.17	0.033	0.298
232598	3.54	<0.005	0.29	0.004	0.033	1.11	0.008	0.004	0.005	0.001	39.86	0.15	1.21	0.034	0.336
232599	3.20	<0.005	0.17	0.005	0.055	1.23	0.001	0.003	0.005	<0.001	41.71	0.13	1.07	0.036	0.418
232600	4.17	<0.005	0.20	0.005	0.082	0.98	<0.001	0.003	0.005	<0.001	42.01	0.13	1.03	0.035	0.385
232651	2.56	<0.005	0.14	0.004	0.022	1.16	0.001	0.003	0.005	<0.001	39.75	0.09	1.25	0.036	0.428
232652	3.03	<0.005	0.25	0.005	0.023	1.23	0.002	0.003	0.005	0.001	41.33	0.17	1.39	0.040	0.456
232653	2.73	<0.005	13.60	0.001	0.089	7.96	0.017	0.004	<0.001	0.012	10.41	1.51	5.00	0.300	3.74
232654	2.72	<0.005	13.10	0.001	0.027	8.24	0.016	0.003	0.001	0.011	10.55	0.81	4.97	0.276	3.12
232655	2.31	<0.005	13.85	0.001	0.077	8.36	0.010	0.003	0.001	0.011	10.29	1.22	5.53	0.292	3.54
232656	2.91	<0.005	14.10	0.001	0.028	8.69	0.011	0.003	0.003	0.010	9.48	1.02	6.57	0.332	3.35

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 15-AOUT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11134922

Description échantillon	Méthode élément unités L.D.	ME-XRF21u Ni % 0.001	ME-XRF21u P % 0.001	ME-XRF21u Pb % 0.001	ME-XRF21u S % 0.001	ME-XRF21u SiO2 % 0.05	ME-XRF21u Sn % 0.001	ME-XRF21u Sr % 0.001	ME-XRF21u TiO2 % 0.01	ME-XRF21u V % 0.001	ME-XRF21u Zn % 0.001	ME-XRF21u Zr % 0.001	ME-XRF21u Total % 0.01	OA-GRA05 LOI % 0.01
232597		<0.001	0.043	0.003	0.008	38.6	<0.001	0.001	0.01	0.003	0.002	0.001	98.40	-1.58
232598		0.001	0.060	0.002	0.017	39.7	<0.001	<0.001	<0.01	0.003	0.003	<0.001	98.53	-1.56
232599		<0.001	0.059	0.002	0.019	37.4	<0.001	<0.001	<0.01	0.004	0.002	<0.001	98.66	-1.71
232600		<0.001	0.060	0.002	0.014	37.5	<0.001	<0.001	<0.01	0.004	0.004	<0.001	98.91	-1.73
232651		<0.001	0.069	0.002	0.006	39.9	<0.001	<0.001	<0.01	0.003	0.003	<0.001	98.55	-1.53
232652		0.001	0.069	0.002	0.013	37.3	<0.001	<0.001	0.01	0.004	0.003	<0.001	98.64	-1.57
232653		0.001	0.046	0.002	0.105	49.9	<0.001	0.019	1.52	0.030	0.009	0.012	99.61	0.47
232654		0.001	0.037	0.002	0.020	51.5	<0.001	0.019	1.36	0.028	0.006	0.012	99.22	0.36
232655		0.001	0.036	0.002	0.034	49.9	<0.001	0.021	1.33	0.028	0.007	0.012	100.00	0.77
232656		<0.001	0.036	0.002	0.071	49.9	<0.001	0.022	1.03	0.023	0.006	0.011	100.05	0.96

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 19- AOUT- 2011
Compte: MINVIR

CERTIFICAT SD11134923

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 9 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 11-JUIL- 2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ag- AA61	Trace Ag - direction quatre acides	AAS
ME- XRF06	Roche totale - XRF	XRF
Co- AA61	Trace Co - Digestion quatre acides	AAS
Cu- AA61	Trace Cu - Digestion quatre acides	AAS
Ni- AA61	Trace Ni - Digestion quatre acides	AAS
S- IR08	Soufre total (Leco)	LECO
PGM- ICP23	Pt, Pd et Au 30 g FA ICP	ICP- AES
OA- GRA06	Perte par calcination pour ME- XRF06	WST- SIM

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: **MINES VIRGINIA INC.**
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: LAC GAYOT

Finalisée date: 19-AOUT-2011
Compte: MINVIR

CERTIFICAT D'ANALYSE SD11134923

Description échantillon / Méthode élément unités L.D.	WEI-21 Poids reçu kg 0.02	Ag-AA61 Ag ppm 0.5	Co-AA61 Co ppm 5	Cu-AA61 Cu ppm 2	Ni-AA61 Ni ppm 5	PGM-ICP23 Au ppb 1	PGM-ICP23 Pt ppb 5	PGM-ICP23 Pd ppb 1	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01
232608	3.16	<0.5	41	109	89	<1	6	5	49.34	14.06	13.12	7.43	9.30	2.10	0.76
232609	3.27	<0.5	43	105	98	<1	5	5	49.15	14.56	13.19	8.44	9.08	2.13	0.79
232610	3.07	<0.5	40	125	88	<1	<5	4	48.82	14.36	13.25	7.26	8.92	2.44	0.74
232611	2.84	<0.5	40	86	90	<1	7	5	48.93	14.79	13.74	6.29	9.37	2.16	1.38
232612	2.81	<0.5	48	147	110	<1	<5	5	44.64	14.36	15.53	4.26	11.90	1.74	1.37
232613	0.97	<0.5	34	114	133	<1	8	6	39.85	12.76	15.47	7.94	16.46	0.84	0.14
232614	1.69	<0.5	74	141	989	<1	10	12	44.41	7.26	11.52	6.59	23.01	0.12	0.02
232615	1.70	<0.5	57	259	118	<1	6	7	44.12	13.00	16.08	9.16	11.86	1.21	0.75
232616	1.64	<0.5	45	149	130	<1	8	8	47.68	14.78	13.39	7.69	9.90	2.01	1.51

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: LAC GAYOT

Finalisée date: 19- AOUT- 2011
Compte: MINVIR

CERTIFICAT D'ANALYSE SD11134923

Description échantillon	Méthode / élément / unités / L.D.	ME- XRF06 Cr2O3 % 0.01	ME- XRF06 TiO2 % 0.01	ME- XRF06 MnO % 0.01	ME- XRF06 P2O5 % 0.001	ME- XRF06 SrO % 0.01	ME- XRF06 BaO % 0.01	ME- XRF06 LOI % 0.01	ME- XRF06 Total % 0.01	S- IR08 S % 0.01
232608		0.05	0.82	0.26	0.053	0.01	0.01	1.67	98.99	0.35
232609		0.05	0.86	0.28	0.052	0.01	0.02	1.42	100.05	0.35
232610		0.05	0.90	0.25	0.055	0.01	0.01	1.58	98.65	0.62
232611		0.05	0.91	0.19	0.059	0.01	0.03	1.66	99.57	0.59
232612		0.05	1.00	0.18	0.029	0.01	0.03	3.64	98.74	1.03
232613		0.09	0.87	0.27	0.019	<0.01	<0.01	4.19	98.89	0.25
232614		0.34	0.32	0.18	0.004	<0.01	<0.01	5.36	99.14	0.76
232615		0.05	0.95	0.33	0.111	<0.01	0.01	2.57	100.20	0.76
232616		0.06	1.07	0.28	0.058	0.01	0.03	1.99	100.45	0.37

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12-AOUT-2011
Compte: MINVIR

CERTIFICAT SD11135910

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 13 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 11-JUIL-2011.

Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
ME-ICP41	Aqua regia ICP-AES 35 éléments	ICP-AES
Au-AA23	Au 30 g fini FA-AA	AAS

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11135910

Description échantillon	Méthode élément unités L.D.	WEI- 21 Poids reçu kg 0.02	Au- AA23 Au ppm 0.005	ME- ICP41 Ag ppm 0.2	ME- ICP41 Al % 0.01	ME- ICP41 As ppm 2	ME- ICP41 B ppm 10	ME- ICP41 Ba ppm 10	ME- ICP41 Be ppm 0.5	ME- ICP41 Bi ppm 2	ME- ICP41 Ca % 0.01	ME- ICP41 Cd ppm 0.5	ME- ICP41 Co ppm 1	ME- ICP41 Cr ppm 1	ME- ICP41 Cu ppm 1	ME- ICP41 Fe % 0.01
232585		0.66	0.023	1.5	0.59	<2	<10	<10	<0.5	4	0.56	<0.5	4	13	291	14.5
232586		0.79	0.009	<0.2	3.66	<2	<10	30	<0.5	<2	1.94	<0.5	50	282	161	5.62
232587		0.92	<0.005	<0.2	1.35	2	<10	50	<0.5	<2	1.31	<0.5	14	54	68	2.43
232595		0.55	<0.005	<0.2	2.28	2	<10	20	1.0	2	0.57	<0.5	44	179	349	5.28
232596		0.75	<0.005	0.2	2.02	<2	<10	10	<0.5	2	0.73	<0.5	38	25	136	6.20
232605		0.63	<0.005	<0.2	1.68	<2	<10	90	<0.5	<2	0.20	<0.5	10	12	10	3.73
232528		0.81	<0.005	0.6	0.27	2	<10	10	<0.5	<2	0.25	<0.5	34	19	183	1.78
232534		0.51	0.091	1.3	1.50	4	<10	30	0.9	3	0.15	<0.5	9	49	54	12.45
232542		0.48	<0.005	<0.2	0.41	<2	<10	70	<0.5	<2	0.15	<0.5	12	3	4	1.33
232975		0.84	0.652	2.2	1.30	2	<10	10	<0.5	3	0.41	<0.5	43	82	92	6.66
232978		0.37	0.220	0.4	1.87	<2	<10	120	<0.5	<2	0.15	<0.5	45	236	113	3.60
232979		0.58	<0.005	0.2	1.95	<2	<10	110	<0.5	2	0.15	<0.5	10	61	22	3.25
232996		0.65	0.030	0.2	1.39	2	<10	20	<0.5	<2	0.85	<0.5	20	51	66	2.63

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Projet: LAC GAYOT

Finalisée date: 12-AOUT-2011
Compte: MINVIR

CERTIFICAT D'ANALYSE SD11135910

Description échantillon	Méthode élément unités L.D.	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1
232585		<10	<1	0.05	<10	0.11	81	<1	0.02	149	120	<2	>10.0	<2	<1	11
232586		10	<1	0.09	<10	1.75	352	1	0.26	301	150	4	2.82	2	17	25
232587		<10	<1	0.13	<10	0.68	624	<1	0.13	27	350	4	0.18	<2	8	9
232595		10	<1	0.11	<10	2.23	470	<1	0.08	104	250	2	1.89	<2	5	9
232596		10	1	0.15	<10	1.97	798	<1	0.10	126	550	3	2.83	<2	8	5
232605		10	<1	0.92	20	1.21	409	1	0.06	20	400	2	2.90	<2	3	8
232528		<10	<1	0.02	<10	0.18	95	2	0.02	46	30	4	0.68	<2	3	1
232534		10	<1	0.16	10	0.50	524	8	0.03	31	530	18	8.26	<2	7	6
232542		<10	<1	0.23	20	0.03	26	2	0.02	9	750	4	1.25	<2	<1	4
232975		10	<1	0.24	<10	0.68	303	3	0.08	109	260	3	4.01	<2	7	7
232978		10	1	0.98	10	1.06	373	1	0.05	200	230	4	0.91	<2	12	8
232979		10	<1	1.38	10	1.05	297	1	0.10	37	400	5	0.32	<2	8	16
232996		<10	<1	0.07	<10	1.35	352	<1	0.13	46	160	2	0.12	<2	6	9

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11135910

Description échantillon	Méthode / élément / unités / L.D.	ME- ICP41 Th ppm 20	ME- ICP41 Ti % 0.01	ME- ICP41 Tl ppm 10	ME- ICP41 U ppm 10	ME- ICP41 V ppm 1	ME- ICP41 W ppm 10	ME- ICP41 Zn ppm 2
232585		<20	0.03	<10	<10	4	<10	5
232586		<20	0.21	<10	<10	166	<10	85
232587		<20	0.15	<10	<10	67	<10	29
232595		<20	0.16	<10	<10	90	<10	78
232596		<20	0.23	<10	<10	130	<10	112
232605		<20	0.15	<10	<10	25	<10	62
232528		<20	0.03	<10	<10	12	<10	24
232534		<20	0.06	<10	<10	45	<10	35
232542		<20	0.01	<10	<10	3	<10	2
232975		<20	0.21	<10	<10	143	20	15
232978		<20	0.18	<10	<10	102	<10	138
232979		<20	0.22	<10	<10	60	<10	63
232996		<20	0.14	<10	<10	64	<10	26

ALS Minerals
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 20- SEPT- 2011
Compte: MINVIR

CERTIFICAT SD11147590

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 12 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 28- JUIN- 2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ag- AA61	Trace Ag - direction quatre acides	AAS
ME- XRF06	Roche totale - XRF	XRF
Co- AA61	Trace Co - Digestion quatre acides	AAS
Cu- AA61	Trace Cu - Digestion quatre acides	AAS
Ni- AA61	Trace Ni - Digestion quatre acides	AAS
S- IR08	Soufre total (Leco)	LECO
PGM- ICP23	Pt, Pd et Au 30 g FA ICP	ICP- AES
OA- GRA06	Perte par calcination pour ME- XRF06	WST- SIM

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 20- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147590

Description échantillon / Méthode élément unités L.D.	WEI-21 Poids reçu kg 0.02	Ag-AA61 Ag ppm 0.5	Co-AA61 Co ppm 5	Cu-AA61 Cu ppm 2	Ni-AA61 Ni ppm 5	PGM-ICP23 Au ppb 1	PGM-ICP23 Pt ppb 5	PGM-ICP23 Pd ppb 1	ME-XRF06 SiO2 % 0.01	ME-XRF06 Al2O3 % 0.01	ME-XRF06 Fe2O3 % 0.01	ME-XRF06 CaO % 0.01	ME-XRF06 MgO % 0.01	ME-XRF06 Na2O % 0.01	ME-XRF06 K2O % 0.01
232554	4.89	<0.5	98	26	1345	3	18	21	40.97	4.61	9.81	3.66	29.66	0.10	0.03
232555	7.25	<0.5	97	32	1325	9	8	8	40.15	4.81	10.64	3.34	29.64	0.09	0.03
232556	5.47	<0.5	91	41	1265	3	10	12	41.00	5.13	10.76	3.85	29.76	0.10	0.01
232557	4.45	<0.5	96	70	1235	2	10	13	41.83	4.95	10.69	4.34	28.01	0.08	0.01
232558	4.17	<0.5	102	152	1300	3	12	15	41.89	5.64	11.50	4.79	27.79	0.09	0.01
232559	4.74	<0.5	112	150	1370	13	13	22	42.01	6.33	12.74	7.38	23.48	0.08	0.02
232560	3.86	<0.5	95	85	973	14	12	11	39.20	7.99	14.70	9.89	18.56	0.19	0.04
232561	3.61	0.6	35	169	101	7	<5	3	67.26	5.46	15.91	2.03	2.94	0.97	0.34
232562	2.53	0.6	53	202	147	15	<5	3	59.10	8.44	15.17	1.56	5.38	0.75	1.32
232563	2.90	0.6	52	202	130	5	<5	3	59.10	6.76	21.02	1.49	2.16	1.62	0.55
232564	2.43	<0.5	41	356	95	25	<5	3	64.30	7.52	17.39	0.93	1.95	2.00	0.50
232565	2.92	0.7	66	281	184	7	<5	5	56.26	4.54	26.07	0.88	1.52	0.72	0.60

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 20- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147590

Description échantillon | Méthode / élément / unités / L.D.	ME- XRF06 Cr2O3 % 0.01	ME- XRF06 TiO2 % 0.01	ME- XRF06 MnO % 0.01	ME- XRF06 P2O5 % 0.001	ME- XRF06 SrO % 0.01	ME- XRF06 BaO % 0.01	ME- XRF06 LOI % 0.01	ME- XRF06 Total % 0.01	S- IR08 S % 0.01
232554	0.50	0.22	0.11	0.005	<0.01	<0.01	8.72	98.38	0.16
232555	0.52	0.23	0.10	0.006	<0.01	<0.01	8.75	98.29	0.19
232556	0.50	0.28	0.10	0.007	<0.01	<0.01	8.41	99.90	0.23
232557	0.48	0.23	0.11	0.005	<0.01	<0.01	7.87	98.60	0.36
232558	0.49	0.27	0.11	0.009	<0.01	<0.01	7.53	100.10	0.76
232559	0.45	0.30	0.19	0.010	<0.01	<0.01	5.79	98.78	0.83
232560	0.45	0.38	0.30	0.016	<0.01	<0.01	6.85	98.57	0.37
232561	0.01	0.16	0.25	0.134	0.01	<0.01	4.42	99.89	6.85
232562	0.04	0.33	0.21	0.104	<0.01	0.02	7.26	99.68	6.99
232563	0.01	0.17	0.29	0.095	0.01	0.01	5.87	99.14	10.05
232564	0.01	0.14	0.27	0.113	0.01	<0.01	4.52	99.65	7.70
232565	0.01	0.11	0.10	0.072	<0.01	0.01	7.66	98.54	12.00

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 23- AOUT- 2011
Compte: MINVIR

CERTIFICAT SD11147591

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 10 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 28- JUIN- 2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um
PUL- QC	Test concassage QC

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
ME- ICP41	Aqua regia ICP- AES 35 éléments	ICP- AES
Au- AA23	Au 30 g fini FA- AA	AAS

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 23- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147591

Description échantillon	Méthode / élément / unités / L.D.	WEI-21 Poids reçu kg 0.02	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01
232958		0.82	<0.005	0.8	0.16	<2	<10	<10	<0.5	<2	0.04	0.8	29	28	166	3.02
232959		0.77	<0.005	0.5	0.69	3	<10	20	<0.5	<2	1.04	<0.5	40	45	136	2.78
232961		0.85	<0.005	<0.2	2.01	2	<10	20	<0.5	<2	1.82	<0.5	18	88	44	1.40
232963		1.24	<0.005	1.6	1.46	3	<10	10	<0.5	<2	0.17	3.1	39	83	250	6.79
232973		0.79	<0.005	0.3	0.64	<2	<10	30	<0.5	<2	0.23	<0.5	22	42	190	3.01
232521		1.21	<0.005	3.3	1.87	2	<10	30	9.8	<2	1.99	<0.5	25	47	644	7.28
232551		0.47	<0.005	0.2	0.71	<2	<10	40	<0.5	<2	0.13	<0.5	4	4	40	1.62
232552		0.59	0.007	0.2	0.30	3	<10	10	<0.5	2	0.60	<0.5	28	26	43	3.64
232572		0.79	<0.005	0.3	2.23	<2	<10	20	0.9	<2	1.58	0.7	20	17	26	4.58
232573		0.92	<0.005	<0.2	0.03	<2	<10	50	<0.5	<2	0.14	<0.5	<1	3	3	35.9

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopleur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 23- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147591

Description échantillon	Méthode élément unités L.D.	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1
232958		<10	<1	0.01	<10	0.04	75	1	0.02	53	30	8	2.34	<2	1	1
232959		<10	<1	0.09	<10	0.36	511	<1	0.13	70	360	5	1.04	<2	8	9
232961		<10	<1	0.15	<10	0.62	290	<1	0.05	100	380	<2	0.12	2	3	18
232963		10	<1	0.13	<10	0.53	241	2	0.03	59	350	413	3.86	<2	6	1
232973		<10	<1	0.27	10	0.39	150	1	0.10	31	540	<2	2.07	<2	8	9
232521		10	<1	0.25	<10	0.87	2120	<1	0.24	33	200	4	1.81	<2	8	13
232551		<10	<1	0.34	10	0.38	278	1	0.12	2	210	3	0.39	<2	3	11
232552		<10	<1	0.04	10	0.06	174	2	0.13	10	760	2	1.92	<2	4	13
232572		10	<1	0.06	10	1.05	1110	<1	0.13	15	850	9	0.19	<2	7	25
232573		<10	<1	0.02	<10	0.04	44	<1	0.04	<1	540	4	0.04	<2	<1	25

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 23- AOUT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147591

Description échantillon / Méthode élément unités L.D.	ME-ICP41 Th ppm 20	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2
232958	<20	0.01	<10	<10	5	<10	221
232959	<20	0.19	<10	<10	69	<10	32
232961	<20	0.04	<10	<10	45	<10	9
232963	<20	0.11	<10	<10	47	<10	434
232973	<20	0.06	<10	<10	61	<10	37
232521	<20	0.14	<10	<10	84	<10	52
232551	<20	0.08	<10	<10	24	<10	33
232552	<20	0.20	<10	<10	47	<10	14
232572	<20	0.25	<10	<10	109	<10	144
232573	<20	0.01	<10	<10	8	<10	6

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12-OCT-2011
Cette copie a fait un rapport sur 19-OCT-2011
Compte: MINVIR

CERTIFICAT SD11147592

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 55 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 28-JUIN-2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI-21	Poids échantillon reçu
LOG-22	Entrée échantillon - Reçu sans code barre
CRU-31	Granulation - 70 % <2 mm
SPL-21	Échant. fractionné - div. riffles
PUL-31	Pulvérisé à 85 % <75 um
CRU-QC	Test concassage QC
PUL-QC	Test concassage QC

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ag-AA61	Trace Ag - direction quatre acides	AAS
ME-XRF06	Roche totale - XRF	XRF
Co-AA61	Trace Co - Digestion quatre acides	AAS
Cu-AA61	Trace Cu - Digestion quatre acides	AAS
Ni-AA61	Trace Ni - Digestion quatre acides	AAS
S-IR08	Soufre total (Leco)	LECO
PGM-ICP23	Pt, Pd et Au 30 g FA ICP	ICP-AES
OA-GRA06	Perte par calcination pour ME-XRF06	WST-SIM

À: MINES VIRGINIA INC.
ATTN: PAUL ARCHER
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12- OCT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147592

Description échantillon	Méthode élément unités L.D.	WEI- 21 Poids reçu kg 0.02	Ag- AA61 Ag ppm 0.5	Co- AA61 Co ppm 5	Cu- AA61 Cu ppm 2	Ni- AA61 Ni ppm 5	PGM- ICP23 Au ppb 1	PGM- ICP23 Pt ppb 5	PGM- ICP23 Pd ppb 1	ME- XRF06 SiO2 % 0.01	ME- XRF06 Al2O3 % 0.01	ME- XRF06 Fe2O3 % 0.01	ME- XRF06 CaO % 0.01	ME- XRF06 MgO % 0.01	ME- XRF06 Na2O % 0.01	ME- XRF06 K2O % 0.01
232951		0.96	<0.5	77	31	653	2	13	15	43.59	7.29	14.09	7.98	20.53	0.31	0.08
232952		0.86	<0.5	107	55	1085	2	16	19	40.59	5.09	14.32	4.84	26.77	0.12	0.03
232953		0.68	<0.5	94	42	879	<1	16	17	41.57	6.74	13.68	6.77	23.06	0.16	0.04
232954		0.37	<0.5	83	48	1005	<1	<5	8	40.85	11.20	11.67	10.91	17.12	0.62	0.83
232955		0.82	<0.5	84	23	1205	1	10	15	48.86	5.35	9.93	5.14	23.98	0.11	0.01
232956		0.71	<0.5	77	245	562	8	6	13	46.87	9.80	12.82	10.82	14.90	0.78	0.14
232957		0.58	<0.5	45	188	91	1	<5	<1	48.59	14.74	12.07	11.43	7.25	2.09	0.32
232964		0.70	<0.5	39	48	61	11	9	5	31.75	17.98	18.87	0.17	17.88	0.27	1.27
232966		0.88	<0.5	104	158	1310	1	9	26	39.96	2.89	12.54	0.86	31.95	0.04	0.01
232967		0.81	<0.5	86	50	772	<1	6	12	46.08	7.01	12.18	7.33	20.58	0.37	0.03
232968		0.54	<0.5	113	<2	2150	<1	<5	3	36.23	2.99	10.76	0.15	36.30	0.03	0.01
232969		1.00	<0.5	25	159	26	1	<5	<1	51.14	12.55	13.44	10.32	8.51	0.80	0.87
232970		0.57	<0.5	95	<2	2070	2	<5	3	36.97	2.24	9.57	1.06	35.37	0.04	0.01
232971		0.47	<0.5	23	96	20	1	<5	1	55.92	17.84	7.12	3.14	3.48	6.61	1.36
232972		0.61	<0.5	27	425	37	2	<5	1	55.09	15.93	8.51	5.49	5.68	4.31	1.44
232517		0.49	<0.5	77	2	392	<1	<5	10	48.44	5.28	10.97	6.56	22.45	0.13	0.02
232518		0.60	<0.5	93	9	1550	<1	<5	2	41.50	4.77	9.61	4.71	28.85	0.06	0.01
232519		0.32	<0.5	109	29	1040	<1	29	21	41.96	5.79	14.33	4.65	25.81	0.12	0.02
232520		0.77	<0.5	92	47	1755	<1	6	6	40.68	3.99	9.52	2.81	32.78	0.04	0.01
232524		0.71	<0.5	34	221	90	3	<5	1	40.06	13.61	26.97	2.49	8.50	0.55	1.29
232525		0.43	<0.5	132	2	2380	2	<5	4	37.40	0.76	7.32	0.01	40.44	0.02	0.01
232526		0.53	<0.5	103	<2	2540	<1	6	2	36.45	0.50	8.07	<0.01	39.48	0.02	<0.01
232527		0.52	<0.5	76	5	2040	<1	<5	4	39.04	2.64	9.49	1.43	34.80	0.04	0.01
232601		0.74	<0.5	102	102	1010	3	13	12	46.31	7.14	12.00	10.10	18.67	0.48	0.05
232602		0.70	<0.5	86	118	773	16	21	29	42.20	6.29	14.60	6.97	23.29	0.16	0.03
232603		0.74	<0.5	162	928	5940	20	203	611	39.08	3.17	10.56	1.32	32.87	0.04	0.01
232501		0.72	<0.5	91	20	751	2	21	13	43.87	8.46	13.31	7.37	20.66	0.42	0.07
232502		1.19	<0.5	60	12	447	<1	12	5	48.17	11.69	10.67	9.36	14.84	1.62	0.88
232503		0.64	1.0	52	1555	76	3	18	3	42.43	8.08	21.95	10.28	10.56	0.61	0.38
232504		1.39	0.9	58	296	58	8	<5	<1	48.62	14.41	14.98	8.48	4.89	1.74	1.68
232505		0.74	<0.5	89	84	743	6	23	25	42.65	7.26	13.28	7.06	21.63	0.25	0.06
232506		0.76	<0.5	54	571	104	1	<5	1	40.58	17.08	18.05	7.67	7.70	1.95	1.93
232507		0.70	0.9	161	1395	5200	35	157	542	43.96	7.29	13.33	8.14	19.98	0.25	0.04
232508		0.84	<0.5	83	157	460	<1	16	5	49.13	2.67	16.39	7.07	19.41	0.34	0.76
232509		0.30	<0.5	82	58	763	1	11	17	40.39	8.45	12.82	6.06	23.36	0.14	0.03
232510		0.66	<0.5	106	30	1160	<1	<5	5	42.39	6.95	12.82	4.44	25.88	0.13	0.03
232511		0.38	<0.5	105	27	1160	<1	8	10	42.34	4.75	14.43	5.84	26.53	0.17	0.02
232512		0.90	<0.5	111	103	1690	4	<5	6	38.49	4.40	11.74	2.04	31.63	0.03	0.01
232513		0.78	<0.5	103	33	1100	1	<5	5	43.27	5.02	11.11	5.34	26.26	0.05	0.01
232514		0.90	<0.5	13	113	22	1	<5	3	65.36	14.23	6.51	1.33	3.84	4.52	0.54

Commentaire: **Corrected Copy for WEI- 21, Ag,Co,Cu, Ni- AA61, PGM- ICP23, And S- IR08 On Samples 232501 - 232505.**

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12- OCT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147592

Description échantillon / Méthode élément unités L.D.	ME- XRF06 Cr2O3 % 0.01	ME- XRF06 TiO2 % 0.01	ME- XRF06 MnO % 0.01	ME- XRF06 P2O5 % 0.001	ME- XRF06 SrO % 0.01	ME- XRF06 BaO % 0.01	ME- XRF06 LOI % 0.01	ME- XRF06 Total % 0.01	S- IR08 S % 0.01
232951	0.36	0.33	0.23	0.028	0.01	<0.01	4.59	99.40	0.01
232952	0.56	0.26	0.19	0.024	0.01	<0.01	5.77	98.56	0.03
232953	0.45	0.25	0.21	0.021	0.01	<0.01	5.26	98.21	0.47
232954	0.39	0.29	0.23	0.040	0.02	<0.01	4.18	98.35	0.08
232955	0.34	0.17	0.15	0.012	<0.01	<0.01	4.89	98.94	0.09
232956	0.27	0.44	0.21	0.028	0.01	<0.01	1.84	98.93	0.09
232957	0.02	0.78	0.19	0.051	0.02	<0.01	0.82	98.37	0.02
232964	0.04	1.03	0.18	0.022	0.01	<0.01	8.98	98.44	2.12
232966	0.53	0.09	0.18	0.023	<0.01	<0.01	9.85	98.91	0.31
232967	0.38	0.36	0.16	0.023	0.01	<0.01	5.51	100.00	0.07
232968	0.79	0.12	0.14	0.011	<0.01	<0.01	11.85	99.37	0.08
232969	<0.01	0.54	0.35	0.149	0.01	<0.01	1.39	100.05	0.12
232970	0.58	0.08	0.07	0.013	<0.01	<0.01	12.40	98.39	0.07
232971	<0.01	0.64	0.12	0.309	0.03	0.01	1.82	98.39	0.55
232972	0.01	0.69	0.15	0.278	0.08	0.06	1.85	99.58	0.77
232517	0.40	0.23	0.19	0.021	<0.01	<0.01	4.23	98.91	0.01
232518	0.45	0.23	0.16	0.015	<0.01	<0.01	7.93	98.30	0.04
232519	0.51	0.28	0.22	0.027	0.01	<0.01	5.47	99.18	0.03
232520	0.28	0.17	0.15	0.019	0.01	<0.01	9.74	100.20	0.06
232524	<0.01	0.59	0.97	0.053	0.01	0.01	4.41	99.51	4.07
232525	0.27	0.01	0.14	0.008	<0.01	<0.01	13.45	99.83	0.24
232526	0.18	0.01	0.13	0.007	<0.01	<0.01	13.85	98.70	0.19
232527	0.62	0.10	0.12	0.008	<0.01	<0.01	11.15	99.44	0.08
232601	0.40	0.32	0.15	0.025	<0.01	<0.01	3.08	98.71	0.86
232602	0.45	0.24	0.18	0.023	0.01	<0.01	5.41	99.85	0.11
232603	0.69	0.11	0.16	0.018	<0.01	<0.01	10.45	98.48	0.55
232501	0.37	0.49	0.25	0.043	0.01	<0.01	4.61	99.92	0.02
232502	0.20	0.49	0.22	0.031	0.03	0.01	1.65	99.86	<0.01
232503	0.01	0.47	0.22	0.087	0.01	<0.01	3.70	98.77	3.60
232504	0.01	1.34	0.27	0.160	0.03	0.01	3.30	99.91	4.21
232505	0.40	0.36	0.20	0.033	0.01	<0.01	5.42	98.60	0.05
232506	0.04	1.03	0.17	0.073	0.03	0.02	1.88	98.19	0.51
232507	0.34	0.37	0.18	0.031	<0.01	<0.01	4.69	98.60	1.07
232508	0.47	0.42	0.32	0.037	0.01	<0.01	1.55	98.57	0.13
232509	0.48	0.35	0.17	0.020	0.01	<0.01	6.22	98.49	0.02
232510	0.51	0.33	0.23	0.026	0.01	<0.01	6.27	100.00	0.02
232511	0.57	0.29	0.26	0.022	0.01	<0.01	4.77	100.00	0.02
232512	0.46	0.17	0.13	0.012	0.01	<0.01	9.90	99.01	0.13
232513	0.54	0.22	0.17	0.023	0.01	<0.01	6.40	98.42	0.23
232514	<0.01	0.98	0.05	0.134	0.03	<0.01	2.50	100.00	0.44

Commentaire: **Corrected Copy for WEI- 21, Ag,Co,Cu, Ni- AA61, PGM- ICP23, And S- IR08 On Samples 232501 - 232505.**

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12- OCT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147592

Description échantillon / Méthode élément unités L.D.	WEI- 21 Poids reçu kg 0.02	Ag- AA61 Ag ppm 0.5	Co- AA61 Co ppm 5	Cu- AA61 Cu ppm 2	Ni- AA61 Ni ppm 5	PGM- ICP23 Au ppb 1	PGM- ICP23 Pt ppb 5	PGM- ICP23 Pd ppb 1	ME- XRF06 SiO2 % 0.01	ME- XRF06 Al2O3 % 0.01	ME- XRF06 Fe2O3 % 0.01	ME- XRF06 CaO % 0.01	ME- XRF06 MgO % 0.01	ME- XRF06 Na2O % 0.01	ME- XRF06 K2O % 0.01
232515	0.72	<0.5	93	49	1235	<1	<5	3	47.75	4.72	8.75	4.75	26.13	0.05	0.01
232516	0.52	<0.5	106	101	946	7	12	15	42.20	5.59	14.10	5.87	25.27	0.08	0.01
232553	0.98	<0.5	44	75	59	3	<5	<1	51.97	14.31	14.64	4.54	6.19	3.97	0.53
232566	0.57	<0.5	14	57	9	<1	<5	<1	68.63	13.91	5.35	2.51	0.97	3.74	1.70
232567	0.62	<0.5	7	20	7	21	<5	<1	69.50	14.42	4.22	1.78	1.19	4.80	1.33
232568	0.69	<0.5	36	135	11	1	<5	1	55.47	13.41	13.78	6.62	4.80	3.56	0.27
232569	0.79	<0.5	6	50	<5	<1	<5	<1	72.40	14.34	2.76	2.71	1.22	3.14	2.32
232570	0.62	<0.5	12	23	7	<1	<5	1	67.47	15.14	3.79	2.04	1.02	3.26	3.65
232571	0.69	<0.5	94	311	654	<1	8	12	42.39	9.35	16.07	8.04	17.94	0.75	0.07
232575	0.71	0.7	34	113	62	<1	<5	<1	52.62	7.12	21.70	3.54	6.95	0.70	0.47
232576	0.54	<0.5	101	59	1620	<1	<5	7	41.75	5.70	10.63	4.66	28.45	0.08	0.01
232577	0.64	<0.5	26	221	52	<1	<5	<1	57.75	15.77	8.34	6.91	4.73	1.59	1.34
232578	0.55	<0.5	98	2	1760	<1	<5	4	39.59	1.54	8.05	0.15	36.42	0.03	0.01
232579	0.58	<0.5	46	72	68	1	<5	2	43.87	13.88	12.63	18.64	6.92	0.84	0.30
232580	0.68	0.6	58	180	443	2	8	4	52.21	10.00	12.68	6.31	9.49	2.20	0.99

Commentaire: **Corrected Copy for WEI- 21, Ag,Co,Cu, Ni- AA61, PGM- ICP23, And S- IR08 On Samples 232501 - 232505.**

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 12-OCT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147592

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.001	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01	ME-XRF06 Total % 0.01	S-IR08 S % 0.01
232515		0.55	0.22	0.15	0.030	0.01	<0.01	5.49	98.61	0.10
232516		0.48	0.29	0.21	0.020	0.01	<0.01	5.69	99.81	0.01
232553		<0.01	1.21	0.26	0.161	0.02	0.01	0.82	98.64	0.70
232566		<0.01	0.34	0.07	0.085	0.02	0.06	0.83	98.21	0.14
232567		<0.01	0.33	0.04	0.086	0.01	0.02	1.20	98.91	0.20
232568		<0.01	0.88	0.18	0.076	0.02	<0.01	0.96	100.05	0.30
232569		<0.01	0.31	0.02	0.082	0.01	0.02	0.78	100.10	0.03
232570		<0.01	0.37	0.06	0.091	0.02	0.09	1.23	98.21	0.29
232571		0.31	0.38	0.23	0.030	0.01	<0.01	3.83	99.39	0.53
232575		<0.01	0.34	1.37	0.090	0.01	<0.01	4.14	99.05	4.48
232576		0.29	0.24	0.14	0.007	0.01	<0.01	7.84	99.81	0.11
232577		<0.01	0.83	0.16	0.163	0.02	0.01	2.30	99.91	0.18
232578		0.43	0.12	0.17	0.012	<0.01	<0.01	12.20	98.71	0.03
232579		<0.01	0.87	0.24	0.068	0.04	<0.01	1.66	99.95	0.21
232580		0.19	0.38	0.17	0.079	0.02	0.02	3.48	98.21	2.91

Commentaire: **Corrected Copy for WEI-21, Ag,Co,Cu, Ni-AA61, PGM-ICP23, And S-IR08 On Samples 232501 - 232505.**

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 2- SEPT- 2011
Compte: MINVIR

CERTIFICAT SD11147593

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 5 échantillons de roche soumis à notre laboratoire de Val d'Or, QC, Canada le 28- JUIN- 2011.
Les résultats sont transmis à:

PAUL ARCHER	FRANÇOIS HUOT	

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
CRU- QC	Test concassage QC
PUL- QC	Test concassage QC
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
OA- GRA05	Perte par calcination à 1 000 C	WST- SEQ
Au- AA23	Au 30 g fini FA- AA	AAS
ME- XRF21u	Minerai de fer par la fusion de XRF- (u)	XRF

À: **MINES VIRGINIA INC.**
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 2-SEPT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147593

Description échantillon	Méthode	WEI-21	Au-AA23	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u
	élément	Poids reçu	Au	Al2O3	As	Ba	CaO	Cl	Co	Cr2O3	Cu	Fe	K2O	MgO	Mn	Na2O
	unités	kg	ppm	%	%	%	%	%	%	%	%	%	%	%	%	%
	L.D.	0.02	0.005	0.01	0.001	0.001	0.01	0.001	0.001	0.001	0.001	0.01	0.01	0.01	0.001	0.005
232960		0.95	<0.005	0.43	0.004	0.044	1.10	0.001	0.004	0.006	0.001	38.69	0.24	1.37	0.037	0.345
232962		0.72	<0.005	0.93	0.003	0.044	1.34	0.012	0.001	0.005	<0.001	39.31	0.76	1.29	0.032	0.261
232965		0.44	<0.005	6.08	0.001	0.005	1.20	0.001	0.001	0.019	0.002	27.73	0.08	7.72	1.300	0.377
232522		1.29	<0.005	0.20	0.004	0.026	1.55	<0.001	0.002	0.005	<0.001	39.76	0.06	1.26	0.044	0.094
232523		0.66	<0.005	0.07	0.005	0.022	1.27	<0.001	0.003	0.006	<0.001	41.54	0.03	1.13	0.036	0.319

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 2- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11147593

Description échantillon	Méthode élément unités L.D.	ME-XRF21u Ni % 0.001	ME-XRF21u P % 0.001	ME-XRF21u Pb % 0.001	ME-XRF21u S % 0.001	ME-XRF21u SiO2 % 0.05	ME-XRF21u Sn % 0.001	ME-XRF21u Sr % 0.001	ME-XRF21u TiO2 % 0.01	ME-XRF21u V % 0.001	ME-XRF21u Zn % 0.001	ME-XRF21u Zr % 0.001	ME-XRF21u Total % 0.01	OA-GRA05 LOI % 0.01
232960		0.001	0.040	0.003	0.087	41.0	<0.001	0.001	0.01	0.003	0.003	0.001	98.66	-1.59
232962		<0.001	0.059	0.002	0.005	39.5	<0.001	<0.001	0.01	0.002	0.003	<0.001	98.99	-1.60
232965		0.002	0.007	0.002	2.10	35.9	<0.001	0.004	0.26	0.006	0.017	0.002	100.10	1.64
232522		<0.001	0.063	<0.001	0.061	39.6	<0.001	<0.001	0.01	0.003	0.004	<0.001	98.48	-1.51
232523		<0.001	0.112	<0.001	0.006	37.6	<0.001	<0.001	<0.01	0.003	0.004	<0.001	98.52	-1.71

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 10- SEPT- 2011
Compte: MINVIR

CERTIFICAT SD11162570

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 3 échantillons de roche soumis à notre laboratoire de Sudbury, ON, Canada le 17- AOUT- 2011.
Les résultats sont transmis à:
PAUL ARCHER

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um
PUL- QC	Test concassage QC

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
Ag- AA61	Trace Ag - direction quatre acides	AAS
ME- XRF06	Roche totale - XRF	XRF
Co- AA61	Trace Co - Digestion quatre acides	AAS
Cu- AA61	Trace Cu - Digestion quatre acides	AAS
Ni- AA61	Trace Ni - Digestion quatre acides	AAS
S- IR08	Soufre total (Leco)	LECO
PGM- ICP23	Pt, Pd et Au 30 g FA ICP	ICP- AES
OA- GRA06	Perte par calcination pour ME- XRF06	WST- SIM

À: **MINES VIRGINIA INC.**
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 10- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11162570

Description échantillon	Méthode / élément / unités / L.D.	WEI- 21 Poids reçu kg 0.02	Ag- AA61 Ag ppm 0.5	Co- AA61 Co ppm 5	Cu- AA61 Cu ppm 2	Ni- AA61 Ni ppm 5	PGM- ICP23 Au ppb 1	PGM- ICP23 Pt ppb 5	PGM- ICP23 Pd ppb 1	ME- XRF06 SiO2 % 0.01	ME- XRF06 Al2O3 % 0.01	ME- XRF06 Fe2O3 % 0.01	ME- XRF06 CaO % 0.01	ME- XRF06 MgO % 0.01	ME- XRF06 Na2O % 0.01	ME- XRF06 K2O % 0.01
232622		0.94	<0.5	77	83	557	4	21	9	45.05	8.83	14.16	7.94	18.37	0.72	0.08
232623		1.06	0.5	83	374	2010	60	54	184	46.19	3.46	9.71	7.67	25.01	0.13	0.04
232624		1.18	<0.5	93	167	1120	17	13	10	45.58	6.50	11.60	6.44	22.45	0.24	0.03

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopleur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 10- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11162570

Description échantillon	Méthode / élément / unités / L.D.	ME-XRF06 Cr2O3 % 0.01	ME-XRF06 TiO2 % 0.01	ME-XRF06 MnO % 0.01	ME-XRF06 P2O5 % 0.001	ME-XRF06 SrO % 0.01	ME-XRF06 BaO % 0.01	ME-XRF06 LOI % 0.01	ME-XRF06 Total % 0.01	S-IR08 S % 0.01
232622		0.34	0.50	0.24	0.037	0.01	<0.01	3.19	99.44	0.05
232623		0.27	0.10	0.16	0.024	0.01	<0.01	5.63	98.39	0.34
232624		0.48	0.33	0.17	0.027	<0.01	<0.01	4.75	98.58	0.29

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: **MINES VIRGINIA INC.**
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 7- SEPT- 2011
Compte: MINVIR

CERTIFICAT SD11162571

Projet: LAC GAYOT
Bon de commande #:
Ce rapport s'applique aux 2 échantillons de roche soumis à notre laboratoire de Sudbury, ON, Canada le 17- AOUT- 2011.
Les résultats sont transmis à:
PAUL ARCHER

PRÉPARATION ÉCHANTILLONS

CODE ALS	DESCRIPTION
WEI- 21	Poids échantillon reçu
PUL- QC	Test concassage QC
LOG- 22	Entrée échantillon - Reçu sans code barre
CRU- 31	Granulation - 70 % <2 mm
SPL- 21	Échant. fractionné - div. riffles
PUL- 31	Pulvérisé à 85 % <75 um

PROCÉDURES ANALYTIQUES

CODE ALS	DESCRIPTION	INSTRUMENT
OA- GRA05	Perte par calcination à 1 000 C	WST- SEQ
Au- AA23	Au 30 g fini FA- AA	AAS
ME- XRF21u	Minerai de fer par la fusion de XRF- (u)	XRF

À: **MINES VIRGINIA INC.**
ATTN: PAUL ARCHER
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Ce rapport est final et remplace tout autre rapport préliminaire portant ce numéro de certificat. Les résultats s'appliquent aux échantillons soumis. Toutes les pages de ce rapport ont été vérifiées et approuvées avant publication.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Minerals

ALS Canada Ltd.

2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

À: MINES VIRGINIA INC.
116 RUE ST- PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 7- SEPT- 2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11162571

Description Échantillon	Méthode élément unités L.D.	WEI- 21 Poids reçu kg 0.02	Au- AA23 Au ppm 0.005	ME- XRF21u Al2O3 % 0.01	ME- XRF21u As % 0.001	ME- XRF21u Ba % 0.001	ME- XRF21u CaO % 0.01	ME- XRF21u Cl % 0.001	ME- XRF21u Co % 0.001	ME- XRF21u Cr2O3 % 0.001	ME- XRF21u Cu % 0.001	ME- XRF21u Fe % 0.01	ME- XRF21u K2O % 0.01	ME- XRF21u MgO % 0.01	ME- XRF21u Mn % 0.001	ME- XRF21u Na2O % 0.005
232625		1.40	<0.005	2.27	0.003	0.058	2.41	0.003	0.001	0.005	<0.001	34.87	0.64	1.25	0.055	0.042
232626		1.54	<0.005	1.03	0.007	0.041	1.36	<0.001	0.002	0.006	<0.001	50.26	0.24	1.10	0.041	0.029

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Téléphone: 604 984 0221 Télécopieur: 604 984 0218
www.alsglobal.com

ALS Minerals

À: MINES VIRGINIA INC.
116 RUE ST-PIERRE
BUREAU 200
QUEBEC QC G1K 4A7

Finalisée date: 7-SEPT-2011
Compte: MINVIR

Projet: LAC GAYOT

CERTIFICAT D'ANALYSE SD11162571

Description échantillon	Méthode	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	ME-XRF21u	OA-GRA05
	élément	Ni	P	Pb	S	SiO2	Sn	Sr	TiO2	V	Zn	Zr	Total	LOI
	unités	%	%	%	%	%	%	%	%	%	%	%	%	%
	L.D.	0.001	0.001	0.001	0.001	0.05	0.001	0.001	0.01	0.001	0.001	0.001	0.01	0.01
232625		<0.001	0.061	0.002	0.003	42.7	<0.001	0.009	0.04	0.004	0.006	<0.001	98.64	-0.95
232626		<0.001	0.081	0.002	<0.001	24.2	<0.001	<0.001	0.02	0.006	0.003	<0.001	98.99	-1.15